82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02030520

REGISTRANT'S NAME Lion Land Berhad

*CURRENT ADDRESS

PROCESSED
APR 11 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3342 FISCAL YEAR 6-30-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 3/7/02

LION LAND BERHAD

A Member of The Lion Group (415-D)

LAPORAN TAHUNAN 2001 ANNUAL REPORT

CONTENTS

The inner pages are printed on paper produced by
Sabah Forest Industries Sdn Bhd, a member of The Lion Group.

NOTICE OF MEETING

NOTICE IS HEREBY GIVEN that the Seventy-First Annual General Meeting of LION LAND BERHAD will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.00 am for the following purposes:

AGENDA

1. To receive and adopt the Directors' Report and Audited Financial Statements for the financial year ended 30 June 2001. **Resolution 1**

2. To approve the payment of a first and final dividend of 0.1% less 28% Malaysian Income Tax. **Resolution 2**

3. To approve the payment of Directors' fees amounting to RM98,000 (2000: RM69,300). **Resolution 3**

4. To re-elect Directors:

   (i) In accordance with Article 104 of the Company's Articles of Association, the following Directors who were appointed during the financial year retire and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin **Resolution 4**

   Mr Heah Sieu Lay **Resolution 5**

   (ii) In accordance with Article 99 of the Company's Articles of Association, the following Directors retire by rotation and, being eligible, offer themselves for re-election:

   Y. Bhg. Tan Sri Dato' Musa bin Hitam **Resolution 6**

   Y. Bhg. Datuk Cheng Yong Kim **Resolution 7**

5. To re-appoint Auditors to hold office until the conclusion of the next annual general meeting and to authorise the Directors to fix their remuneration. **Resolution 8**

6. Special Business

   To consider and if thought fit, pass the following resolution as an ordinary resolution:

   Ordinary Resolution – Authority to Directors to issue shares

   "That pursuant to Section 132D of the Companies Act, 1965, and subject to the approval of all relevant authorities being obtained, the Directors be and are hereby empowered to issue shares in the Company at any time and upon such terms and conditions and for such purposes as the Directors may, in their absolute discretion deem fit, provided that the aggregate number of shares issued pursuant to this resolution does not exceed 10% of the issued capital of the Company for the time being and that such authority shall continue in force until the conclusion of the next annual general meeting of the Company." **Resolution 9**

7. To transact any other business for which due notice shall have been given.

DIVIDEND ENTITLEMENT

NOTICE IS ALSO HEREBY GIVEN that a depositor shall qualify for entitlement to the dividend only in respect of:

a) shares deposited into the depositor's securities account before 12.30 pm on 21 December 2001 in respect of shares exempted from mandatory deposit;

b) shares transferred into the depositor's securities account before 12.30 pm on 26 December 2001 in respect of ordinary transfers; and

c) shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

The dividend, if approved, will be paid on 31 December 2001 to shareholders on the Register of Members of the Company at the close of business on 26 December 2001.

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
30 November 2001

Notes:

1. Proxy

    - *A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
    - A proxy need not be a member of the Company.
    - The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
    - The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.

2. Resolution 3 – Increase in Directors' fees

    The Directors' fees were reduced by 10% in 1997 due to the economic downturn. There has not been any increase since. In addition, the duties and responsibilities of the Directors have increased as reflected in the Malaysian Code on Corporate Governance and the Listing Requirements of the Kuala Lumpur Stock Exchange. Accordingly, a proposal is being submitted to shareholders to approve the increased Directors' fees to commensurate with such added duties and responsibilities.

3. Resolution 9 – Authority to Directors to issue shares

    This authorisation will empower the Directors of the Company to issue shares in the Company up to an amount not exceeding in total 10% of the issued capital of the Company. This authority, unless revoked or varied at a general meeting, will expire at the conclusion of the next annual general meeting of the Company.

STATEMENT ACCOMPANYING NOTICE OF ANNUAL GENERAL MEETING

I. Directors standing for re-election at the Seventy-First Annual General Meeting of the Company

- Pursuant to Article 104 of the Company's Articles of Association
  (Appointed during the financial year)

  Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
  Mr Heah Sieu Lay

- Pursuant to Article 99 of the Company's Articles of Association
  (Retirement by rotation)

  Y. Bhg. Tan Sri Dato' Musa bin Hitam
  Y. Bhg. Datuk Cheng Yong Kim

- Details of attendance at Board Meetings:

Director	Date of Appointment	No. of Meetings Attended
Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin	26 February 2001	2/2
Mr Heah Sieu Lay	6 June 2001	1/1
Y. Bhg. Tan Sri Dato' Musa bin Hitam	10 August 1995	7/8
Y. Bhg. Datuk Cheng Yong Kim	16 January 1995	8/8

- Further details of Directors standing for re-election are set out on pages 5 to 8 of this Annual Report.

II. Place, date and time of Board Meetings

During the financial year ended 30 June 2001, eight (8) Board Meetings were held. All Board Meetings were held at Level 47, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur. The date and time of the Board Meetings held were as follows:

No.	Date of Meetings	Time
1)	29 August 2000	11.30 am
2)	27 September 2000	2.30 pm
3)	30 October 2000	11.00 am
4)	29 November 2000	10.30 am
5)	12 February 2001	3.00 pm
6)	23 February 2001	10.00 am
7)	22 May 2001	3.30 pm
8)	7 June 2001	10.45 am

CORPORATE INFORMATION

Board of Directors	:	Y. Bhg. Tan Sri Dato' Musa bin Hitam *(Chairman)* Y. Bhg. Datuk Cheng Yong Kim *(Managing Director)* Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin Mr Cheng Yong Liang Mr Heah Sieu Lay
Secretaries	:	Ms Wong Phooi Lin Puan Yasmin Weili Tan bt Abdullah @ Tan Wee Li
Registered Office	:	Level 46, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel. Nos. : 03-2162 2155, 03-2161 3166 Fax No. : 03-2162 3448 Homepage : http://www.lion.com.my
Share Registrar	:	Secretarial Communications Sdn Bhd Suite 11.01, Level 11, Menara Citibank 165 Jalan Ampang 50450 Kuala Lumpur Tel. Nos. : 03-2164 8411, 03-2164 8412 Fax No. : 03-2161 4535
Auditors	:	Deloitte KassimChan Level 19, Uptown 1 1 Jalan SS 21/58 Damansara Uptown 47400 Petaling Jaya
Principal Bankers	:	OCBC Bank (Malaysia) Berhad EON Bank Berhad Affin Merchant Bank Berhad RHB Sakura Merchant Bankers Berhad
Stock Exchange Listing	:	Kuala Lumpur Stock Exchange
Stock Name	:	LIONLND
KLSE Stock No.	:	4235
Reuters Code	:	LLBM. KL
ISIN Code	:	MYL4235OO007

DIRECTORS' PROFILE

Y. Bhg. Tan Sri Dato' Musa bin Hitam
Chairman, Independent Non-Executive Director

Aged 67, Tan Sri Dato' Musa bin Hitam, a Malaysian, received his Bachelors degree from the University of Malaya and his Masters degree from the University of Sussex. He has since been conferred with various honours, including an Honorary Doctorate from the University of Sussex and fellowships from the Malaysian Institute of Management and the Centre for International Affairs, Harvard University.

Tan Sri Musa has held various posts at international level at various times. These included Chairman of the Commonwealth Parliamentary Association, Member of the Board of United Nations Education Scientific Cultural Organisation, Leader of the Commonwealth Observer Delegation to the Malawi General Elections and Member of the Commonwealth Ministers Delegations to Nigeria, Pakistan and Fiji. Before becoming Malaysia's fifth Deputy Prime Minister and Minister of Home Affairs in 1981 to 1986 respectively, Tan Sri Musa held a number of key posts, including Senior Lecturer at the University of Malaya, Chairman of Federal Land Development Authority, Deputy Minister of Trade and Industry, Minister of Primary Industries and Minister of Education. Between 1990 and 1991, he was Malaysia's Special Envoy to the United Nations and since 1995, he has been the Prime Minister's Special Envoy to the Commonwealth Ministerial Action Group. Tan Sri Musa also led the Malaysian delegation to the United Nations Commission on Human Rights from 1993 to 1998 and was elected Chairman of the Commission in 1995. At the national level, Tan Sri Musa is currently the Chairman of the Malaysian National Commission on Human Rights. Tan Sri Musa is a member of the United Malays National Organisation and has held various positions within the party up to Deputy President until 1987.

Tan Sri Musa was appointed Chairman of the Board on 10 August 1995 and is also the Chairman of the Company's Nomination Committee.

Apart from his directorship in the Company, Tan Sri Musa does not hold any other directorship in public companies.

He attended seven (7) of the eight (8) Board Meetings of the Company held during the financial year ended 30 June 2001.

Y. Bhg. Datuk Cheng Yong Kim
Managing Director, Non-Independent Executive Director

Aged 51, Datuk Cheng Yong Kim, a Singaporean, obtained his Bachelor of Business Administration (Honours) degree from the University of Singapore in 1971.

Datuk Cheng has 25 years of experience in the business operations of the Lion Group encompassing steel, motor, tyre and chemical, computer and communications, brewery, retail, distribution and trading, agricultural products and property and community development. For a period of 7 years from 1988 to 1995, he was the Managing Director of Lion Fasteners Sdn Bhd, a company engaged in the business of manufacturing bolts and nuts. In 1990, he took up the role of President in P T Lion Metal Works Tbk, a manufacturer of steel furniture, building material and stamping products in Indonesia. He resigned from Lion Fasteners Sdn Bhd in 1995 to take on the position of Managing Director of the Company. In 1996, he was appointed the Executive Director of the Ceemax and the Likom group of companies which are involved in the manufacturing and marketing of computers, monitors and peripherals.

Datuk Cheng was appointed as Managing Director of the Company on 16 January 1995 and is a member of the Company's Remuneration Committee.

His other directorships in public companies are as follows:

- Director of Angkasa Marketing Berhad and Lion Corporation Berhad, both public listed companies
- Director of Hy-Line Berhad, a public company

Datuk Cheng has a direct shareholding of 591,586 ordinary shares of RM1.00 each and an indirect shareholding of 329,255,407 ordinary shares of RM1.00 each in the Company. He was also granted the options to subscribe for 175,000 ordinary shares of RM1.00 each in the Company pursuant to its Executive Share Option Scheme. Datuk Cheng is deemed to be interested in the subsidiary companies of the Company by virtue of his substantial interest in the Company. He also has interest in certain companies which conduct similar business with the Company in the property development sector.

Y. Bhg. Datuk Cheng Yong Kim (Continued)

Datuk Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company and his brother, Mr Cheng Yong Liang is also a Director of the Company.

During the financial year, Datuk Cheng attended all eight (8) Board Meetings held.

Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin
Independent Non-Executive Director

Aged 57, Tan Sri Datuk Asmat bin Kamaludin, a Malaysian, obtained his Bachelor of Arts (Honours) degree in Economics from the University of Malaya in 1966.

Tan Sri Asmat has served in the Ministry of Trade and Industry, now known as Ministry of International Trade and Industry ("MITI") for a period of approximately 35 years. During his tenure in the Civil Service, Tan Sri Asmat has served on the board of various companies and corporations as MITI's representative, including Heavy Industries Corporation of Malaysia, Malaysian Technology Development Corporation, Multimedia Development Corporation, Permodalan Nasional Berhad, Perbadanan Usahawan Nasional Berhad, National Productivity Corporation, Malaysia External Trade Development Corporation, Small and Medium Industries Development Corporation and Perbadanan Johor. Between 1973 to 1976, he held the position of Senior Economic Counsellor to the European Community in Brussels. Tan Sri Asmat was appointed as Secretary General of MITI in May 1992 and held the position till his retirement on 18 January 2001.

At international level, Tan Sri Asmat has also served in committees of different international organisations such as Asian Pacific Economy Cooperation, Association of South East Asia Nations and World Trade Organisation.

Tan Sri Asmat was appointed to the Board on 26 February 2001 and is the Chairman of the Company's Audit Committee and Remuneration Committee. He is also a member of the Nomination Committee of the Company.

His other directorships in public companies are as follows:

- Chairman of UMW Holdings Berhad and Matsushita Electric Company (Malaysia) Berhad
- Director and Vice Chairman of YTL Cement Berhad
- Director of Hong Leong Properties Berhad, Shangri-La Hotels Malaysia Berhad, Malaysian Pacific Industries Berhad, Carlsberg Brewery Malaysia Berhad, Commerce-Asset Holding Berhad and Permodalan Nasional Berhad

Save for Permodalan Nasional Berhad, all the above companies are public listed companies.

Tan Sri Asmat attended the remaining two (2) Board Meetings held for the financial year ended 30 June 2001 subsequent to his appointment.

Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar
Non-Independent Non-Executive Director

Aged 65, Dato' Dr Mohd Shahari Ahmad Jabar, a Malaysian, graduated with a Bachelor of Arts degree from the University of Malaya in 1960. He was awarded a Dutch Government Fellowship in 1970 and obtained his Masters (Social Sciences) degree from the International Institute of Social Studies, Hague, Holland in 1972. In 1974, he was awarded the Fullbright-Hays Fellowship and obtained his PH. D (Political Science) from the University of Hawaii, United States of America in 1978. In 1990, on the nomination of the Government of Malaysia, he attended the Advance Management Program at the Harvard Business School, Boston, United States of America.

Upon graduation in 1960, Dato' Shahari was made an Assistant District Officer in the District of Kuala Selangor and was transferred to the District of Kuala Lumpur in 1963. He was then made Secretary of Public Services Commission, Sarawak and Sabah from 1964 to 1966. In 1967, he was appointed as an Assistant Secretary at the Prime Minister's Department until 1968. He was later appointed as Deputy Director of the Malaysian Centre for Development Studies from 1968 to 1970. Upon completion of his Masters, he became the Deputy Secretary at the Ministry of National Department until 1974. In 1978, he was appointed Director of the National Institute of Public Administration on completion of his PH. D and 1984 to 1990 as Director of Asian and Pacific Development Centre. Prior to his retirement in 1991, he was the Deputy Director-General at the Public Services Department.

Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar (Continued)

Dato' Shahari was appointed to the Board on 25 January 1996. His other directorships in public companies are as follows:

- Deputy Chairman of Malaysia British Assurance Berhad, a public listed company
- Chairman of MBA Life Assurance Berhad, a public company
- Director of Amanah SSCM Asset Management Berhad and Amanah Property Trust Managers Berhad, both public companies

He attended all eight (8) Board Meetings held during the financial year ended 30 June 2001.

Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin
Non-Independent Non-Executive Director

Aged 63, Dato' Kamaruddin @ Abas bin Nordin, a Malaysian, graduated from the University of Canterbury, New Zealand in 1966 with a Master of Arts degree majoring in Economics.

He joined the Malaysian Civil Service upon his graduation and served the Government until his retirement in 1993. During his tenure in the Civil Service, he held various senior positions, among them as Director, Bumiputra Participation and Industries Divisions in the Ministry of Trade and Industry from 1966 to 1980. Between 1980 to 1990, he held the position of Deputy Secretary-General (Development) in the Ministry of Works. He retired in 1993 where his last position held was the Director-General, Registration Department, Ministry of Home Affairs.

Dato' Kamaruddin was appointed to the Board on 20 July 1994 and is a member of the Company's Nomination Committee and Remuneration Committee.

He is also a Director of APM Automotive Holdings Berhad, a public listed company.

Dato' Kamaruddin has a direct shareholding of 2,000 ordinary shares of RM1.00 each in the Company. He was also granted the options to subscribe for 79,000 ordinary shares of RM1.00 each in the Company pursuant to its Executive Share Option Scheme.

He attended seven (7) of the eight (8) Board Meetings held during the financial year ended 30 June 2001.

Mr Cheng Yong Liang
Non-Independent Non-Executive Director

Aged 44, Cheng Yong Liang, a Singaporean, holds a Diploma in Building from Singapore Polytechnic and a Bachelor of Science degree in Business Administration from the University of San Francisco.

Mr Cheng has been with the Lion Group for 16 years. He is primarily involved in the Property Division of the Lion Group.

Mr Cheng was appointed to the Board on 6 April 1994. He is also a director of Syarikat Pekan Baru Kemajuan Berhad, a public company.

Mr Cheng is the Chairman of the Company's Option Committee and he has a direct shareholding of 63,840 ordinary shares of RM1.00 each in the Company.

Mr Cheng is the nephew of Y. Bhg. Tan Sri Cheng Heng Jem, a major shareholder of the Company and his brother, Y. Bhg. Datuk Cheng Yong Kim is the Managing Director of the Company.

He attended all eight (8) Board Meetings held during the financial year ended 30 June 2001.

Mr Heah Sieu Lay
Non-Independent Executive Director

Aged 48, Heah Sieu Lay, a Malaysian, holds a Bachelor of Arts (Honours) degree in Accountancy from City of London Polytechnic, London. He is also an Associate Member of the Institute of Chartered Accountants in England and Wales.

Mr Heah is currently the Group Executive Director of the Lion Group responsible for corporate planning. Prior to joining the Lion Group in 1998, he was the Managing Director of RHB Sakura Merchant Bankers Berhad ("RHB Sakura") with extensive experience in the field of corporate finance after having served RHB Sakura for 15 years.

Mr Heah was appointed to the Board on 6 June 2001 and is a member of the Company's Audit Committee. He is also the Managing Director of Chocolate Products (Malaysia) Berhad, a public listed company.

Mr Heah attended the remaining one (1) Board Meeting held for the financial year ended 30 June 2001 subsequent to his appointment.

Save as disclosed, none of the Directors has (i) any interest in the Company or its subsidiary companies; (ii) any family relationship with any Director and/or major shareholder of the Company; (iii) any conflict of interest with the Company; and (iv) any conviction for offences within the past 10 years other than traffic offences.

CORPORATE GOVERNANCE

The Board of Directors of Lion Land Berhad is fully committed in ensuring that the Group practises good Corporate Governance in line with the Malaysian Code on Corporate Governance ("Code"). Corporate Governance is the process and structure used to direct and manage the business of the Group towards enhancing business prosperity and corporate accountability with the ultimate objective of realising long term shareholders' values whilst taking into account the interests of other stakeholders.

Steps taken by the Group to apply the principles and best practices of Corporate Governance as contained in the Code are set out below:

1. DIRECTORS

The Board

The Board assumes responsibility for leading and controlling the Group towards realising long term shareholders' values.

The Board of Directors comprises seven (7) Directors of whom five (5) are non-executive. The current Board composition complies with the Listing Requirements of the Kuala Lumpur Stock Exchange. The profile of the members of the Board are set out on pages 5 to 8 of this Annual Report. The composition of the Board reflects the broad range of experience, skills and knowledge necessary for the effective stewardship of the Group. Represented on the Board are two (2) independent non-executive Directors who bring their independent judgement to bear on the decision-making process of the Group to ensure that a fully balanced and unbiased deliberation process is in place to safeguard the interests of other stakeholders. As and when a potential conflict of interest arises, it is a mandatory practice for the Directors concerned to declare their interests and abstain from the decision-making process.

Supply of Information

The members of the Board in their individual capacity have access to complete information on a timely basis in form and quality necessary for the discharge of their duties and responsibilities. Besides direct access to management staff, external professional advisers are also made available to render their independent views and advice to the Board.

Re-election

All directors are required to submit for re-election every three (3) years.

Board Meetings

The Board meets on a quarterly basis with additional meetings convened as necessary. The Board met for a total of eight (8) times during the financial year ended 30 June 2001.

Prior to each Board meeting, the members of the Board are each provided with the relevant documents and information to enable them to obtain a comprehensive understanding of the issues to be deliberated upon to enable them to arrive at an informed decision.

The Directors have access to the advice and services of the Secretaries, who are responsible for ensuring that Board meeting procedures are followed and that applicable rules and regulations are complied with.

The Board Committees

The Board may form committees delegated with specific authority and which operated under approved terms of reference or guidelines, whenever required, to assist it in discharging its duties. In accordance with best practices in Corporate Governance, the Board has recently established the Nomination Committee and also the Remuneration Committee.

2. DIRECTORS' REMUNERATION

Directors do not participate in decisions regarding their own remuneration. Directors' fees and emoluments are endorsed by the Board for approval by shareholders of the Company at Annual General Meetings.

The aggregate remuneration of Directors who served during the financial year ended 30 June 2001 are as follows:

(RM)	Fees	Salaries & Other Emoluments	Total
Executive Directors	12,000	150,000	162,000
Non-Executive Directors	86,000	123,000	209,000

The number of Directors whose remuneration fall into the respective bands are as follows:

Range of Remuneration (RM)	Executive	Non-Executive
25,000 & below	1	4
25,001 – 50,000	–	1
50,001 – 100,000	–	–
100,001 – 150,000	–	1
150,001 – 200,000	1	–

3. ACCOUNTABILITY AND AUDIT

To oversee the financial reporting and internal control of the Group, the Board has established an Audit Committee comprising three (3) Directors, the majority of whom are independent which composition complies with the Listing Requirements of the Kuala Lumpur Stock Exchange. The responsibilities and activities of the Audit Committee are set out in the Audit Committee Report on pages 11 and 12.

The Audit Committee met eight (8) times during the financial year.

Financial Reporting

The Board is responsible for ensuring that the accounting records of the Group are properly kept. The Board also discusses and reviews the recommendations proposed by the Audit Committee prior to adoption of the financial statements of the Group and of the Company.

Internal Controls

The Board has overall responsibility for maintaining a sound system of internal controls, which encompasses financial, operational and compliance controls and risk management necessary for the Group to achieve its objectives within an acceptable risk profile. These controls can only provide reasonable but not absolute assurance against material misstatement, loss or fraud.

Relationship with the Auditors

The Board has established a formal and transparent relationship with the auditors. The Audit Committee recommends the appointment of the external auditors and their remuneration. The appointment of the external auditors is subject to the approval of the shareholders in general meeting whilst their remuneration is determined by the Board. The role of both the external and internal auditors are further described in the Audit Committee Report.

4. DIRECTORS' RESPONSIBILITY IN FINANCIAL REPORTING

The Directors are satisfied that for the financial year ended 30 June 2001, the financial statements presented give a true and fair view of the state of affairs of the Group and of the Company and of the results and cash flows of the Group and of the Company. In the preparation of the financial statements, the Group has used and applied, on a consistent basis, the appropriate accounting policies and practices under the applicable approved accounting standards.

5. SHAREHOLDERS

The Annual General Meeting is the principal forum for dialogue with shareholders. There is an open question and answer session in which shareholders may ask questions regarding the resolutions being proposed at the meeting and also on matters relating to the Group's businesses and affairs. The Chairman and the Board members are in attendance to provide explanations to all shareholders' queries.

The Board values dialogues with investors. The Group has been practising open discussions with investors/analysts upon request. In this regard, information is disseminated in strict adherence to the disclosure requirements of the Kuala Lumpur Stock Exchange.

AUDIT COMMITTEE REPORT

COMPOSITION

As at the date of this Annual Report, the composition of the Audit Committee is as follows:

Members

- Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin — Appointed on 6 June 2001
  (Chairman, Independent Non-Executive Director)
- Y. Bhg. Tan Sri Dato' Musa bin Hitam — Appointed on 10 October 1996
  (Independent Non-Executive Director)
- Mr Heah Sieu Lay — Appointed on 6 June 2001
  (Non-Independent Executive Director)

The following Directors served on the Audit Committee during the financial year in the respective positions until their resignation on the dates set out below to comply with the Listing Requirements of the Kuala Lumpur Stock Exchange:

- Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar — Resigned on 6 June 2001
  (Chairman, Non-Independent Non-Executive Director)
- Mr Ee Beng Guan — Resigned on 6 June 2001
  (Non-Independent Non-Executive Director)

Secretaries

The Joint-Secretaries of Lion Land Berhad, Ms Wong Phooi Lin and Puan Yasmin Weili Tan bt Abdullah @ Tan Wee Li are also Joint-Secretaries of the Audit Committee.

AUTHORITY

The Audit Committee is authorised by the Board to review and investigate any matter within its Terms of Reference. It is authorised to seek any information it requires from any Director or management staff in the discharge of its duties, including seeking external professional advice.

TERMS OF REFERENCE

- To consider the appointment of external auditors and the audit fee
- To discuss with the external auditors, prior to the commencement of audit, the nature and scope of audit and to ensure co-ordination of audit where more than one audit firm is involved
- To review the quarterly announcements to the Kuala Lumpur Stock Exchange and year-end annual financial statements before submission to the Board, focusing on:
  - going concern assumption
  - compliance with accounting standards and regulatory requirements
  - any changes in accounting policies and practices
  - significant issues arising from the audit
  - major judgemental areas

- To discuss problems and reservations arising from the interim and final external audits, and any matters the external auditors may wish to discuss (in the absence of management, where necessary)

- To review the external auditors' management letter and management's response thereto

- To establish the following with the internal audit function:

  - review the adequacy of scope, function and resources of the internal audit department and that it has the necessary authority to carry out its work
  - review internal audit programme
  - ensure co-ordination of external audit with internal audit
  - consider the major findings of internal audit investigations and management's response, and ensure that appropriate actions are taken on the recommendations of the internal audit function

- To monitor related party transactions entered into by the Company and the Group, and to ensure that the Directors report such transactions annually to shareholders via the annual report

- To review the effectiveness of internal control systems

MEETINGS

The Audit Committee meets at least four (4) times a year and additional meetings may be convened as and when deemed necessary. Meetings called to review the quarterly and annual financial statements are held prior to presentation to the Board for approval.

During the financial year under review, eight (8) Audit Committee Meetings were held. Y. Bhg. Dato' Dr Mohd Shahari Ahmad Jabar and Mr Ee Beng Guan attended all the meetings until their resignation from the Audit Committee on 6 June 2001 whilst Y. Bhg. Tan Sri Dato' Musa bin Hitam attended all the meetings except for one (1) for which apology has been extended. Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin and Mr Heah Sieu Lay who were appointed as members of the Audit Committee on 6 June 2001 attended the remaining one (1) meeting held for the financial year subsequent to their appointment.

ACTIVITIES

During the financial year, the Audit Committee met to review the quarterly reports and financial statements of Lion Land Berhad and its subsidiaries. The Audit Committee has met with the external auditors to discuss and consider the nature and scope of the audit, and significant changes and developments on accounting practices and standards issued by both the Malaysian Accounting Standards Board and International Accounting Standard Body. Also discussed was the management's response to the various issues and internal control weaknesses highlighted by the external auditors. The Audit Committee concurrently reviewed and endorsed the internal audit programme of the Group and deliberated on the internal auditors' findings and recommendations. The various corporate proposals including the revised Proposed Group Wide Restructuring Scheme and the intention of the management to secure a Shareholders' Mandate for Recurrent Related Party Transactions ("RRPTs") were deliberated upon and endorsed for approval by the Board.

The Audit Committee discharged its duties and responsibilities in accordance with its Terms of Reference.

INTERNAL AUDIT

The internal audit team performed its duties in accordance with its annual audit plan covering management, operational and system audit of various subsidiaries. In addition, they have commenced the review of various RRPTs and the effectiveness of the existing internal control system. As planned, an overview of the level of internal controls in place in Lion Land Berhad and its subsidiaries was evaluated using the internal control Self Assessment Questionnaire (SAQ) in areas of Risk Assessment, Control Activities, Information and Communication, Monitoring and Control Environment. The audit team has concurrently played a proactive role in facilitating operating companies in assessing their principal business risks and plans of actions to address these risks.

NOMINATION COMMITTEE

Chairman	:	Y. Bhg. Tan Sri Dato' Musa bin Hitam *(Independent Non-Executive Director)*
Members	:	Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin *(Independent Non-Executive Director)* Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Terms of Reference	:	◦ To recommend to the Board, candidates for directorships in Lion Land Berhad ◦ To consider, in making its recommendations, candidates for directorships proposed by the Chief Executive Officer and, within the bounds of practicability, by any other senior executive or any director or shareholder ◦ To recommend to the Board, directors to fill the seats on Board Committees ◦ To assist the Board in reviewing on an annual basis, the required mix of skills and experience and other qualities, including core competencies which Non-Executive Directors should bring to the Board ◦ To assess, on an annual basis, the effectiveness of the Board as a whole, the committees of the Board and the contribution of each individual director, based on the process and procedure laid out by the Board

REMUNERATION COMMITTEE

Chairman	:	Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin *(Independent Non-Executive Director)*
Members	:	Y. Bhg. Datuk Cheng Yong Kim *(Non-Independent Executive Director)* Y. Bhg. Dato' Kamaruddin @ Abas bin Nordin *(Non-Independent Non-Executive Director)*
Terms of Reference	:	◦ To recommend to the Board the remuneration of the Executive Directors in all its form, drawing from outside advice as necessary ◦ To carry out other responsibilities, functions or assignments as may be defined by the Board from time to time

5 YEARS' GROUP FINANCIAL HIGHLIGHTS

Years ended 30 June	1997 RM'000	1998 RM'000	1999 RM'000	2000 RM'000	2001 RM'000
Revenue	1,567,424	1,701,362	1,020,419	1,062,750	938,386
Profit/(loss) before taxation	214,213	(33,600)	(63,047)	(97,095)	(470,445)
Profit/(loss) after taxation	200,207	(40,454)	(59,549)	(115,158)	(473,499)
Dividends:					
Rate (%)	8.0	0.5	0.1	0.1	0.1
Amount (Net of tax)	33,223	2,136	427	427	427
Total assets employed	3,170,713	4,333,268	4,438,859	4,367,764	4,105,568
Shareholders' funds	1,367,937	1,523,218	1,457,544	1,306,485	836,938
Net tangible assets	1,115,927	1,142,197	1,149,501	1,101,929	643,800
	Sen	Sen	Sen	Sen	Sen
Net tangible assets per share	188	193	194	186	108
Earnings/(loss) per share	33.8	(5.0)	(9.1)	(17.0)	(78.9)

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THE GROUP'S BUSINESSES

Exterior view of Amsteel Mills' expansion project to produce bars and wire rods in Banting, Selangor
Pemandangan luar projek pembesaran Amsteel Mills untuk mengeluarkan batang besi keluli dan rod wayar yang terletak di Banting, Selangor





Inset: Fully automated rolling mill for producing quality bars and rods
Gambar kecil: Kilang penggulung berautomatik sepenuhnya untuk mengeluarkan batang besi keluli dan rod wayar berkualiti



Material handling yard in Amsteel Mills' hot briquetted iron ("HBI") plant in Labuan, Sabah
Inset: Close-up of HBI
Bahagian pengendalian bahan di loji besi briket panas Amsteel Mills di Labuan, Sabah
Gambar kecil: Besi briket panas







Double-storey link houses and shoplots at Taman Malim Jaya in Melaka, developed by Malim Jaya (Melaka) Sdn Bhd
Rumah berangkai dua tingkat dan lot-lot kedai di Taman Malim Jaya, Melaka yang dibangunkan oleh Malim Jaya (Melaka) Sdn Bhd





Night scene of Klang Parade, offering non-stop fun and excitement (inset)
Pemandangan waktu malam di Klang Parade, kompleks membeli-belah yang menawarkan keriangan dan keseronokan yang berpanjangan (gambar kecil)

PENYATA PENGERUSI

Bagi pihak Lembaga Pengarah, saya dengan sukacitanya membentangkan Laporan Tahunan dan Penyata Kewangan Diaudit Lion Land Berhad bagi tahun kewangan berakhir 30 Jun 2001.

PRESTASI KEWANGAN

Kesan kelembapan ekonomi Malaysia mulai ketara dalam separuh kedua tahun kewangan. Sektor perkilangan yang merupakan nadi penggerak utama perkembangan negara selama tujuh suku sebelum ini dengan catatan pertumbuhan dua digit, kini hanya mencatatkan pertumbuhan 3.7% dalam suku pertama 2001. Penguncupan ekonomi tempatan dan sejagat telah menjejaskan perniagaan Kumpulan.

Dalam tahun tinjauan, perolehan yang lebih rendah berjumlah RM938 juta telah dicatatkan berbanding dengan RM1,063 juta pada tahun lepas. Keuntungan operasi sebelum kos kewangan menjunam daripada RM107 juta pada tahun lepas kepada hanya RM3 juta pada tahun ini. Selepas menolak kos-kos kewangan berjumlah RM167 juta dan peruntukan tunggal pengiktirafan kerugian berjumlah RM404 juta berpunca daripada cadangan skim penyusunan semula seluruh kumpulan, Kumpulan telah mencatat kerugian sebelum cukai berjumlah RM470 juta.

PERKEMBANGAN KORPORAT

a. Seperti yang dilaporkan pada tahun lepas, pada 5 Julai 2000, Syarikat telah mengumumkan cadangan skim penyusunan semula seluruh kumpulan ("Cadangan SPSSK") yang merangkumi pelbagai langkah penyusunan semula hutang, program pelupusan dan langkah penyusunan semula korporat yang akan membolehkan Kumpulan untuk meneruskan operasi-operasinya pada dasar berterusan dan dalam jangkamasa panjang memenuhi tanggungjawab kewangannya.

   Walau bagaimanapun, selepas pengumuman tersebut, ekonomi Malaysia telah menghadapi kelembapan berpunca daripada kemerosotan ekonomi Amerika Syarikat yang lebih cepat daripada yang dijangkakan, prestasi ekonomi Jepun yang terus lemah dan ketidaktentuan pasaran kewangan sejagat.

   Suasana operasi yang berubah-ubah ini menyebabkan sumber-sumber aliran tunai yang telah dikenalpasti untuk melaksanakan cadangan pembayaran balik hutang-hutang di bawah Cadangan SPSSK yang telah diumumkan pada 5 Julai 2000 lalu perlu dinilai semula. Susulan daripada penilaian semula tersebut, pada 8 Oktober 2001, Kumpulan telah membuat pengumuman mengenai pindaan terma-terma dalam Cadangan SPSSK ("Pindaan Cadangan SPSSK"). Maklumat lanjut mengenai Pindaan Cadangan SPSSK tersebut tertera di mukasurat 24 dan 25 Laporan Tahunan ini.

b. Pada 13 Februari 2001, Amsteel Mills Sdn Bhd, syarikat subsidiari 99% milik Kumpulan, telah memeterai Perjanjian Pertukaran Aset Bersyarat untuk memiliki 100% kepentingan ekuiti di dalam Antara Steel Mills Sdn Bhd ("Antara") daripada Johor Corporation untuk balasan berjumlah RM108.23 juta. Cadangan pengambilalihan ini tertakluk kepada kelulusan para pemegang saham Syarikat dan Kerajaan Negeri Johor dan dijangka akan selesai pada penghujung tahun 2001.

TINJAUAN OPERASI

Besi Keluli

	2001 (RM Juta)	2000 (RM Juta)
Perolehan	813	925
Keuntungan	10	106

Dalam tahun tinjauan, prestasi Bahagian Besi Keluli Kumpulan terjejas akibat perang harga di antara pengeluar-pengeluar batang besi keluli tempatan yang berusaha untuk mengekalkan bahagian pasaran mereka yang semakin menyusut. Penguncupan permintaan berpunca daripada kelembapan ekonomi sejagat dan potongan harga yang rendah oleh pengeluar-pengeluar besi briket panas ("BBP") dari Australia dan Venezuela yang telah menyebabkan harga BBP semakin rendah di pasaran antarabangsa.

Sebagai pengeluar utama di Lembah Klang, kilang besi keluli milik Kumpulan mempunyai beberapa kelebihan memandangkan projek-projek prasarana dan pembangunan hartanah yang bertumpu di wilayah tengah. Kedudukannya yang strategik juga penting terutamanya dari segi bekalan bahan-bahan mentah memandangkan Lembah Klang adalah penjana tertinggi besi buangan kerana aktiviti-aktiviti industri bertumpu di sini. Kumpulan percaya kelebihan-kelebihan ini akan meletakkan syarikat di kedudukan yang lebih baik dalam menghadapi keadaan ekonomi sejagat yang tidak menentu.

Kilang baru Amsteel Mills II telah memulakan operasinya dan akan membekalkan rod wayar gred tinggi di pasaran tempatan dan antarabangsa. Pada masa ini, tiada pengeluar utama di pasaran tempatan untuk produk ini. Di samping itu, cadangan pengambilalihan kilang Antara di Johor akan membolehkan Kumpulan menerokai pasaran besi keluli di wilayah selatan.

Hartanah dan Pembinaan		
	2001 (RM Juta)	**2000 (RM Juta)**
Perolehan	85	89
Keuntungan	20	23

Walaupun pasaran hartanah berhadapan dengan kelembapan ekonomi, Bahagian Hartanah dan Pembinaan berupaya mengekalkan perolehan dan keuntungannya dalam tahun kewangan yang ditinjau. Tumpuan berterusan Kumpulan dalam pembangunan bandar baru bertaraf sederhana secara tidak langsung telah membantu menyokong Kumpulan daripada kejatuhan permintaan dalam sektor hartanah.

Projek Seri Pelangi dan Pelangi Indah yang terletak di Klang terus mendapat sambutan yang memberangsangkan daripada para pembeli dan sehingga kini lebih daripada 90% daripada unit yang dilancarkan telah dijual. Kerja-kerja pembinaan di kedua-dua projek ini sedang berjalan lancar.

Bahagian pembinaan, JOPP Builders Sdn Bhd melaporkan perolehan yang lebih tinggi pada tahun ini. Projek-projek pembinaan utama yang sedang dibangunkan oleh syarikat ini dalam tahun tinjauan termasuklah projek Mahkota Cheras dan Bukit Mahkota.

Perkhidmatan dan lain-lain		
	2001 (RM Juta)	**2000 (RM Juta)**
Perolehan	41	48
Kerugian	(22)	(19)

Bahagian pendidikan Kumpulan, Institut Teknologi Sepang mencatat kerugian yang lebih rendah dalam tahun kewangan berpunca daripada usaha-usaha yang telah dilaksanakan pada tahun lepas untuk menambah rangkaian kursus dan meningkatkan pengambilan pelajar.

Mengenai pelaburan di China, Kumpulan secara aktif sedang mengambil langkah-langkah untuk menyusun semula perniagaan-perniagaannya dengan melupus dan mengecilkan perniagaan-perniagaan yang merugikan dan bukan teras.

DIVIDEN

Lembaga Pengarah mengesyorkan dividen pertama dan akhir berjumlah 0.1% (2000: 0.1%) ditolak 28% cukai pendapatan. Jumlah dividen berbayar bersih jika diluluskan di Mesyuarat Agung Tahunan akan datang, berjumlah RM0.43 juta (2000: RM0.43juta).

PROSPEK

Tahun kewangan yang akan datang dijangka merupakan satu lagi tahun yang mencabar untuk Kumpulan di mana ekonomi-ekonomi serantau dijangka lebih lemah. Walau bagaimanapun, Lembaga Pengarah yakin dengan kejayaan pelaksanaan Pindaan Cadangan SPSSK, kedudukan kewangan Kumpulan akan berada di kedudukan yang lebih kukuh untuk menghadapi cabaran yang akan datang.

LEMBAGA PENGARAH

Bagi pihak Lembaga Pengarah, saya mengalu-alukan pelantikan Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin dan Encik Heah Sieu Lay ke Lembaga Pengarah. Saya juga ingin merakamkan penghargaan ikhlas kepada Encik Ee Beng Guan yang telah meletakkan jawatan daripada Lembaga pada tahun ini, atas sumbangan-sumbangan beliau yang tidak ternilai di sepanjang perkhidmatan beliau sebagai Pengarah Syarikat.

PENGHARGAAN

Bagi pihak Lembaga Pengarah, saya ingin mengucapkan terima kasih dan merakamkan penghargaan ikhlas kepada pihak pengurusan dan para kakitangan atas iltizam dan ketulusan mereka di sepanjang tahun ini. Kami juga ingin mengucapkan terima kasih kepada para pelanggan yang dihargai, pemegang saham, pembiaya, sekutu perniagaan dan pihak berkuasa kerajaan yang berkenaan atas sokongan dan tunjuk ajar mereka yang berterusan kepada Kumpulan.

TAN SRI DATO' MUSA BIN HITAM
Pengerusi

CHAIRMAN'S STATEMENT

On behalf of the Board of Directors, I am pleased to present the Annual Report and Audited Financial Statements of Lion Land Berhad for the financial year ended 30 June 2001.

FINANCIAL PERFORMANCE

Towards the second half of the financial year, the Malaysian economy began to slowdown drastically. The manufacturing sector which has been the traditional engine of the country's growth for the past seven quarters with double digit gains, recorded only a growth of 3.7% in the first quarter of 2001. The marked contraction in growth of the domestic and global economies have adversely affected the business of the Group.

For the year under review, a lower revenue of RM938 million was recorded as against RM1,063 million last year. Operating profit before finance costs dropped significantly from RM107 million last year to only RM3 million this year. After accounting for finance costs of RM167 million and a one-off provision of RM404 million in relation to the recognition of losses pursuant to the proposed groupwide restructuring scheme, the Group recorded a loss before taxation of RM470 million.

CORPORATE DEVELOPMENTS

a. As mentioned in the previous year, the Company had on 5 July 2000 announced the proposed groupwide restructuring scheme ("Proposed GWRS") encompassing various debt restructuring exercises, divestment programmes and corporate restructuring exercises that will enable the Group to continue its operations on a going concern basis and over the longer term to fully meet its financial obligations.

   However, subsequent to the aforesaid announcement, the Malaysian economy faces the prospect of further slowdown due to the stronger than expected deceleration of growth in the United States economy, the continuing weakness of the Japanese economy and uncertainty in the global financial markets.

   The change in operating conditions necessitated a re-examination of the sources of cash flows identified to support the proposed repayment envisaged under the Proposed GWRS announced on 5 July 2000. Following the completion of the aforesaid review, the Group made an announcement on 8 October 2001 on the revised terms of the Proposed GWRS ("Revised Proposed GWRS"). Full details of the Revised Proposed GWRS are set out on pages 24 and 25 of this Annual Report.

b. On 13 February 2001, Amsteel Mills Sdn Bhd, the Group's 99% owned subsidiary company, entered into a Conditional Exchange of Asset Agreement to acquire 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") from Johor Corporation for a consideration of RM108.23 million. The proposed acquisition is pending approval of shareholders of the Company and the State Government of Johor and is expected to be completed by end of 2001.

REVIEW OF OPERATIONS

Steel

	2001 (RM Million)	2000 (RM Million)
Revenue	813	925
Profit	10	106

The performance of the Group's Steel Division during the year under review was affected by price undercutting by the local steel bar producers to retain their share of the much reduced market size. Contraction in demand as a result of the global economic slowdown and price dumping by the Australian and Venezuelan producers of hot briquetted iron ("HBI") have resulted in further deterioration in the already depressed international market prices for HBI.

As the only major miller in the Klang Valley region, the Group's steel mill has competitive advantages as the major infrastructure and property development projects are concentrated in this central region. Its strategic location is also important in terms of the supply of raw materials as the Klang Valley is the highest generator of scrap due to the concentration of industrial activities. The Group believes that these advantages will place the company in good stead in the face of the uncertain global economic outlook.

With the commissioning of the Amsteel Mills II plant, the new rolling mill will supply higher grade wire rods to the domestic and international market. There is currently no major domestic manufacturer for this product. In addition, the proposed acquisition of Antara in Johor will enable the Group to tap into the steel market in the southern region.

Property & Construction

	2001 (RM Million)	2000 (RM Million)
Revenue	85	89
Profit	20	23

Despite the slowdown in the property market, the Property & Construction Division managed to maintain its performance in terms of revenue and profit for the financial year under review. The Group's continued focus on low-end township development has, to a large extent, cushioned it from the drop in demand in the property sector.

Our Seri Pelangi and Pelangi Indah projects both located in Klang have continued to receive extremely good response from buyers and todate more than 90% of the units launched have been sold. Construction works on these two projects are progressing on time.

Our construction arm, JOPP Builders Sdn Bhd reported a higher revenue for the year. The major on-going construction projects undertaken by the company for the year includes Mahkota Cheras and Bukit Mahkota.

Services & Others		
	2001 (RM Million)	2000 (RM Million)
Revenue	41	48
Loss	(22)	(19)

The Group's education arm, Sepang Institute of Technology, recorded a lower loss for the financial year arising from efforts initiated last year to enlarge its range of courses and increase its student intake.

On our investments in China, the Group is actively taking steps to streamline its various loss-making and non-core businesses through divestment and downsizing.

DIVIDEND

The Board of Directors recommends a first and final dividend of 0.1% (2000 : 0.1%) less 28% income tax. Total net dividend payable, if approved at the forthcoming Annual General Meeting, will amount to RM0.43 million (2000 : RM0.43 million).

PROSPECTS

The next financial year is expected to be another difficult period for the Group in view of the expected further softening of the regional economies. However, the Board is confident that with the successful implementation of the Revised Proposed GWRS, the Group will be in a stronger financial footing to face the challenges ahead.

BOARD OF DIRECTORS

On behalf of the Board, I would like to extend a warm welcome to the newly appointed Directors, Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin and Mr Heah Sieu Lay. I would also like to record my sincere appreciation to Mr Ee Beng Guan who resigned from the Board during the financial year, for his invaluable contributions during his tenure of service as Director of the Company.

ACKNOWLEDGEMENT

On behalf of the Board, I wish to extend my sincere appreciation and gratitude to the management and staff of the Group for their commitment and loyalty to the Group throughout this reporting year. We also thank all our valued customers, shareholders, financiers, business associates and the various governmental and regulatory authorities for their guidance and continued support to the Group.

TAN SRI DATO' MUSA BIN HITAM
Chairman

主席报告

我谨代表董事部，欣然提呈金狮置地有限公司在截至2001年6月30日为止的会计年度的常年报告与经审核财务报告。

财务表现

在本会计年度下半年，马来西亚经济开始急速走下坡。制造业是我国经济增长的传统引擎，在过去七个季度，都以超过十巴仙的速率增长，但在2001年第一季，只增长3.7%。国内和全球经济显著收缩，对本集团的业务产生不利影响。

在本财政年度，营业额只有9亿3千800万零吉，上一年度是10亿6千300万零吉。在扣除财务成本之前的营业利润大大的减少，从上一年度的1亿700万零吉减少到本年度的只有300万零吉。在扣除1亿6千700万零吉的财务成本，以及在建议中经修订的整个集团重组计划下拨备的4亿400万零吉亏损，本集团的扣税前亏损达到4亿7千万零吉。

企业发展

(a) 如上一年所提及，公司在2000年7月5日，宣布"建议中整个集团重组计划"，包括各种债务重组计划，脱售计划以及公司重组计划，使到本集团能够在有盈利的情况下操作及充分履行其财务义务。

不过，在上述宣布过后，由于美国经济成长率下降，日本经济继续疲弱，以及全球金融市场不确定，马来西亚的经济面对进一步减缓的前景。

营业条件改变，使到必须重新检讨现金流量来源，这些现金流量，是为了支持在2000年7月5日宣布的"建议中整个集团重组计划"下的偿还额。在完成上述检讨之后，本集团在2001年10月8日公布了"建议中经修订的整个集团重组计划"。

这项计划的详情，在本常年报告的第24及25页中列出。

(b) 在2001年2月13日，本集团拥有99%股权的子公司合营制钢私人有限公司签订了一份有条件交换资产协议，向柔佛企业机构收购Antara钢铁厂私人有限公司的100%股权，售价是1亿823万零吉。建议中的收购，必须获得本公司股东以及柔佛州政府批准。预料收购会在2001年年底之前完成。

业务检讨

钢铁

	2001年 百万零吉	2000年 百万零吉
营业额	813	925
利润	10	106

在本财政年度内，为了保持在缩小了的市场的份额，本集团钢铁部的表现受到本地钢铁生产者削价的影响。全球经济减缓导致需求收缩，以及澳洲和委内瑞拉的海绵铁削价出售，导致原本已经削弱的海绵铁国际市场价格进一步恶化。

本集团的钢铁厂，是巴生谷唯一的主要钢铁厂，由于主要的基本建设和产业发展计划集中在这个中部地区因而具有竞争优势。它位于战略性地点，对于原料的供应来源是重要的，因为巴生谷是工业活动的集中地，所以也是废铁最多的地区。本集团认为，在面对全球经济前景不确定的情况下，这些优势对公司有利。

随著合营制钢第二厂投入生产，这家新的轧钢厂将供应高级钢线给本地及国际市场。目前国内没有这种产品的主要制造商。此外，建议中收购柔佛州的Antara钢铁厂，将使本集团能够打入大马半岛南部地区的钢铁市场。

产业与建筑

	2001 年 百万零吉	2000 年 百万零吉
营业额	85	89
利润	20	23

尽管产业市场缓慢下来，在本财政年度内，本集团的产业与建筑业的营业额和利润方面的表现都良好。本集团继续集中发展廉价屋市镇，这在很大程度上，使它免受到产业需求的打击。

我们座落在巴生的 Seri Pelangi 和 Pelangi Indah 计划继续获得购屋者热烈反应，迄今为止，所推出的单位超过 90% 已经售出。这两项计划的建筑工作依进度进行。

我们在建筑业的 JOPP Builders Sdn Bhd ，在本财政年度营业额增加。该公司正在进行中的主要建筑工程是 Mahkota Cheras 和 Bukit Mahkota。

服务业及其他

	2001 年 百万零吉	2000 年 百万零吉
营业额	41	48
亏损	(22)	(19)

本集团的教育部门学邦工艺学院在本财政年度的亏损减少，这是由于该学院在上一年度致力于扩大课程范围和增加学生人数。

至于我们在中国的投资，本集团正在积极采取步骤，通过脱售及缩小规模来精简化各种亏本和非核心业务。

股息

董事部建议，派发一次过终期股息 0.1%，(2000 年：0.1%) 需扣除 28% 所得税。如果获得即将召开的常年大会批准，派发的净股息将是 43 万零吉（2000 年： 43 万零吉）。

展望

由于本地区经济进一步疲软，预料下一个财政年度将是本集团另一个困难时期。不过，董事部深信，在成功的推行 "建议中经修订的整个集团重组计划" 后，本集团将具有更坚强的财务基础，以面对未来的挑战。

董事部

我谨代表董事部，热烈的欢迎我们新委任的董事 Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin 和连寿礼先生。另外，余明源先生已于本年度辞去董事一职，我借此机会感谢他任职期间对公司的贡献。

鸣谢

我谨代表董事部，真诚感谢本集团的管理层和职员，在这一年内对集团忠心耿耿和竭诚服务。我也要感谢客户，股东，银行，商业伙伴以及各个政府部门和监督机构，继续支持本集团和提供宝贵意见。

主席
TAN SRI DATO' MUSA BIN HITAM

FINANCIAL STATEMENTS

2001

For The Year Ended 30 June 2001

DIRECTORS' REPORT

The Directors of LION LAND BERHAD hereby submit their report and the audited financial statements of the Group and of the Company for the financial year ended 30 June 2001.

PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 37 to the Financial Statements.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year.

RESULTS OF OPERATIONS

The results of operations of the Group and of the Company for the financial year are as follows:

	The Group RM'000	The Company RM'000
Loss before tax	(470,445)	(457,114)
Income tax expense	(3,054)	(800)
Loss after tax	(473,499)	(457,914)
Minority interests	5,193	-
Net loss for the year	(468,306)	(457,914)

In the opinion of the Directors, the results of operations of the Group and of the Company during the financial year have not been substantially affected by any item, transaction or event of a material and unusual nature other than the provision for doubtful debts and loss in value of investments as disclosed in Note 6 to the Financial Statements.

DIVIDENDS

A first and final dividend of 0.1%, less tax, amounting to RM427,234 in respect of the previous financial year and dealt with in the previous directors' report was paid by the Company during the current financial year. The Directors propose a first and final dividend of 0.1%, less tax, amounting to RM427,234 in respect of the current financial year.

RESERVES AND PROVISIONS

There were no material transfers to or from reserves or provisions during the financial year other than those disclosed in the financial statements.

ISSUE OF SHARES AND DEBENTURES

There was no issue of new shares or debentures during the financial year.

EXECUTIVE SHARE OPTION SCHEME

The Executive Share Option Scheme ("ESOS") of the Company became effective on 15 May 2000 and the main features of the ESOS are as follows:

(a) The ESOS shall continue to be in force for a period of 5 years commencing on 15 May 2000, being the date of approval from the Registrar of Companies, Malaysia with an option to renew for a further period of 5 years upon the recommendation of the option committee.

(b) The total number of shares available under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point in time during the existence of the ESOS.

(c) The ESOS is for eligible employees who are executive Directors and executive employees of Lion Land Berhad ("LLB") Group with at least 12 months of service.

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS.

(e) The option price for each RM1.00 share may be at a discount of not more than 10% on the average of the mean market quotation of LLB shares as shown in the Daily Official List issued by the Kuala Lumpur Stock Exchange for the 5 market days immediately preceding the respective dates of offer of the option as recommended by the option committee. Notwithstanding this, the option price per share shall in no event be less than the par value of the share.

(f) The option is non-assignable.

(g) The shares to be allotted under the ESOS shall rank pari passu in all respects with the then existing shares of the Company.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Exercisable from	Subscription price per share RM	Balance as of 1.7.2000	Granted	Exercised	Lapsed	Unissued shares as of 30.6.2001
19.5.2000	1.00	6,392,000	-	-	(1,886,000)	4,506,000

The exercise period for the options will lapse on 14 May 2005.

OTHER FINANCIAL INFORMATION

Before the income statements and balance sheets of the Group and of the Company were made out, the Directors took reasonable steps:

(a) to ascertain that proper action had been taken in relation to the writing off of bad debts and the making of provision for doubtful debts and had satisfied themselves that all known bad debts had been written off and that adequate provision had been made for doubtful debts; and

(b) to ensure that any current assets which were unlikely to realise their book values in the ordinary course of business had been written down to their estimated realisable values.

The Group incurred a loss after tax and minority interests of about RM468 million during the financial year ended 30 June 2001. At that date, the current liabilities of the Group exceeded its current assets by about RM1,086 million. As disclosed in Notes 26 and 27 to the Financial Statements, the Group and the Company have ceased servicing certain of its principal borrowings and interest charges. Certain principal bankers have also frozen or withdrawn existing credit facilities of the Group and of the Company.

As stated in the last report, the Board of Directors had, on 5 July 2000, approved and announced a proposed groupwide restructuring scheme ("Initial Proposed GWRS") covering the Lion Group, comprising the Company, Amsteel Corporation Berhad, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad and Lion Corporation Berhad. The Initial Proposed GWRS involves the restructuring of the Company and certain of its subsidiary companies' debts (collectively referred to as "Scheme Companies") and rationalisation of the Group structure whereby core businesses would be redefined and non-core businesses would be divested.

However, subsequent to the aforesaid, it became apparent that the growth of the Malaysian economy had reduced significantly and the economy faces the prospect of further slowdown due to the stronger than expected deceleration of growth in the economy of the United States of America, the continuing weakness of the Japanese economy and the uncertainties in the global financial markets.

The weaker domestic economy has led to less favourable operating conditions which necessitated a downward revision in the projected future cashflows from the key operating companies and projected divestment proceeds from the sale of non-core and peripheral assets, which are key sources of cashflows to support the proposed repayment of the debts to be restructured. Furthermore, the indebtedness of the Scheme Companies which are to be restructured has increased as a result of accrued interest.

In view of the foregoing, the following revisions have been made to the structure and terms of the various debt restructuring, asset divestment and corporate restructuring exercises proposed earlier under the Initial Proposed GWRS ("Revised Proposed GWRS"):

(i) Reduction of the share capital;
(ii) Reduction in the yield-to-maturity applicable to the Bonds and Consolidated and Rescheduled Debts to be issued to affected financial institution creditors ("FI-Creditors");
(iii) Waiver of certain principal portion of the outstanding principal amounts by the affected FI-Creditors;
(iv) Longer repayment profile for the Bonds and Consolidated and Rescheduled Debts to be issued; and
(v) Reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises.

The Revised Proposed GWRS was announced by the Company on 8 October 2001. The Revised Proposed GWRS pertaining to the Company and its subsidiary companies involves the following proposals:

(i) Reduction of RM0.25 in each of the existing issued and paid-up share capital of RM1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each.

(ii) Acquisition of 100% equity interest in Posim Berhad ("Posim") by the Company and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary company of the Company, in the proportion of 31% and 69% respectively for a consideration of RM637.64 million of which 83.7% will be acquired from Avenel Sdn Bhd ("Avenel"), a subsidiary company of Amsteel Corporation Berhad ("Amsteel"), the consideration (RM533.72 million) of which will be satisfied by netting off against inter-company balances with Amsteel Group and the balance 16.3% (RM103.92 million) from minority shareholders for cash.

(iii) Acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") by the Company and Amsteel Mills, in the proportion of 31% and 69% respectively from Amsteel Group for a consideration of RM201.50 million.

(iv) Disposal of 25% equity interest in Avenel to Amsteel for a consideration of RM1.00 and the payment of RM81.62 million by the Company to Amsteel in view of the excess of Avenel's debts over the fair value of Avenel's assets as of 31 December 2001.

(v) Disposal of a wholly-owned subsidiary company, Lion Plaza Sdn Bhd, to Akurjaya Sdn Bhd, a subsidiary company of Amsteel for a total consideration of RM35.66 million to be satisfied by an issue of RM35.66 million Amsteel Bonds to the Company.

(vi) The net consideration payable by LLB Group to Amsteel Group resulting from proposals (ii) to (iv) above will be netted off against existing debts owing by Amsteel Group (after taking into account waiver of certain principal portion of the outstanding principal amount) to the restructured LLB Group (which would include 100% equity interest in Posim) resulting in a net balance owing by Amsteel Group to LLB Group of RM257.22 million. LLB Group will receive RM107.85 million Amsteel Bonds and cash payment and RM149.37 million in value of new Amsteel shares in settlement of this net inter-company balance of RM257.22 million.

(vii) LLB Group will receive RM120.40 million Angkasa Marketing Berhad ("Angkasa") Bonds and cash payment and RM13.60 million in value of new Angkasa shares for settlement of the net balance of existing inter-company debts owing by Angkasa Group to LLB Group of RM134.0 million.

(viii) Issue of RM22.0 million in value of LLB Bonds and cash payment for settlement of inter-company balances owing by LLB Group to CPB Group of RM22.0 million.

(ix) Issue of RM131.0 million in value of new LLB shares to Lion Corporation Berhad ("LCB") Group for settlement of inter-company balances owing by LLB Group to LCB Group of RM131.0 million.

(x) The aggregate amount of RM and USD debts owed by the Scheme Companies to the affected creditors ("Scheme Creditors") (excluding LLB non-FI-Creditors) totalling RM327.06 million and USD58.44 million would be swapped for LLB Bonds and cash payment totalling RM327.06 million and LLB-SPV Consolidated and Rescheduled Debts and cash payment totalling USD58.44 million respectively.

The abovementioned LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have 18.85 million free detachable new LLB shares at an assumed price of RM1.00 per share.

(xi) The LLB non-FI-Creditors of RM115.41 million shall be addressed by way of a debt equity conversion involving an issuance of LLB shares at an issue price of RM1.00 per share.

The implementation of the Revised Proposed GWRS is subject to various conditions precedent, which include the approval of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Kuala Lumpur Stock Exchange, Scheme Creditors of the Company and the Scheme Companies, shareholders of the Company and the Scheme Companies and all other participating companies concerned and any other relevant authorities.

The proposed transactions within the Revised Proposed GWRS are inter-conditional to each other.

In addition to the Revised Proposed GWRS, a subsidiary company is presently re-negotiating with its bankers to extend the repayment schedules on existing borrowings.

The Directors are of the opinion that the Revised Proposed GWRS referred to above will be successfully implemented and the abovementioned subsidiary company will be able to obtain extended repayment schedules on existing borrowings from its bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis. Other than the provision for doubtful debts and loss in value of investments as disclosed in Note 6 to the Financial Statements, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

Other than as stated above, at the date of this report, the Directors are not aware of any circumstances:

(a) which would render the amount written off for bad debts or the amount of the provision for doubtful debts in the financial statements of the Group and of the Company inadequate to any substantial extent; or

(b) which would render the values attributed to current assets in the financial statements of the Group and of the Company misleading; or

(c) which have arisen which render adherence to the existing method of valuation of assets or liabilities of the Group and of the Company misleading or inappropriate; or

(d) not otherwise dealt with in this report or financial statements which would render any amount stated in the financial statements of the Group and of the Company misleading.

At the date of this report, there does not exist:

(a) any charge on the assets of the Group and of the Company which has arisen since the end of the financial year which secures the liability of any other person; or

(b) any contingent liability of the Group and of the Company which has arisen since the end of the financial year.

Subject to the successful implementation of the Revised Proposed GWRS, no contingent or other liability has become enforceable or is likely to become enforceable within the period of twelve months after the end of the financial year which, in the opinion of the Directors, will or may substantially affect the ability of the Group and of the Company to meet their obligations as and when they fall due.

In the opinion of the Directors, no item, transaction or event of a material and unusual nature has arisen in the interval between the end of the financial year and the date of this report which is likely to affect substantially the results of operations of the Group and of the Company for the succeeding financial year other than as disclosed in Note 40 to the Financial Statements.

DIRECTORS

The following Directors served on the Board of the Company since the date of the last report:

Tan Sri Dato' Musa bin Hitam
Datuk Cheng Yong Kim
Dato' Dr Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Tan Sri Datuk Asmat bin Kamaludin (appointed on 26.2.2001)
Heah Sieu Lay (appointed on 6.6.2001)
Ee Beng Guan (resigned on 6.6.2001)

In accordance with Article 99 of the Company's Articles of Association, Y. Bhg. Tan Sri Dato' Musa bin Hitam and Y. Bhg. Datuk Cheng Yong Kim retire by rotation and, being eligible, offer themselves for re-election.

In accordance with Article 104 of the Company's Articles of Association, Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin and Mr Heah Sieu Lay, who were appointed to the Board during the financial year, retire and, being eligible, offer themselves for re-election.

DIRECTORS' INTERESTS

The Directors' interest in shares in the Company are as follows:

	Number of ordinary shares			
Direct interest	Balance as of 1.7.2000	Additions	Disposals	Balance as of 30.6.2001
Datuk Cheng Yong Kim	591,586	-	-	591,586
Cheng Yong Liang	87,340	-	(23,500)	63,840
Dato' Kamaruddin @ Abas bin Nordin	2,000	-	-	2,000
Indirect interest				
Datuk Cheng Yong Kim	333,523,407	-	(3,364,000)	330,159,407

In addition to the above, the following Directors are deemed to have interest in shares of the Company by virtue of options granted to them pursuant to the ESOS of the Company:

	Options over ordinary shares of RM1.00 each			
	Balance as of 1.7.2000	Granted	Exercised	Balance as of 30.6.2001
Datuk Cheng Yong Kim	175,000	-	-	175,000
Dato' Kamaruddin @ Abas bin Nordin	79,000	-	-	79,000

The Directors' interest in shares in related companies are as follows:

Datuk Cheng Yong Kim	Nominal value per ordinary share	Balance as of 1.7.2000	Number of shares Additions	Disposals	Balance as of 30.6.2001
Direct interest					
Amsteel Corporation Berhad	RM0.50	435,000	-	-	435,000
Angkasa Marketing Berhad	RM1.00	205,650	-	-	205,650
Silverstone Berhad	RM1.00	1,579,260	-	-	1,579,260
Indirect interest					
Amsteel Corporation Berhad	RM0.50	471,886,826	-	(18,193,000)	453,693,826
Chocolate Products (Malaysia) Berhad	RM0.50	233,545,501	-	(1,120,000)	232,425,501
Akurjaya Sdn Bhd	RM1.00	63,500,000	-	-	63,500,000
Ambang Maju Sdn Bhd	RM1.00	70,000	-	-	70,000
Amsteel Securities (M) Sdn Bhd	RM1.00	155,000,000	-	-	155,000,000
Angkasa Marketing Berhad	RM1.00	87,799,350	-	-	87,799,350
Avenel Sdn Bhd	RM1.00	100,000,000	-	-	100,000,000
Ayer Keroh Resort Sdn Bhd	RM1.00	20,000,000	-	-	20,000,000
Bungawang Sdn Berhad	RM1.00	25,000	-	-	25,000
Crystavel Sdn Bhd	RM1.00	998	-	-	998
Davids Warehousing Sdn Bhd (under voluntary liquidation)	RM1.00	4,080,000	-	-	4,080,000
Dwiwater Sdn Bhd	RM1.00	5,252	-	-	5,252
Excellent Strategy Sdn Bhd	RM1.00	18,000,000	-	(18,000,000)	-
Hiap Joo Chong Realty Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Kobayashi Optical Sdn Bhd	RM1.00	700,000	-	-	700,000
Lion Gateway Parade Sdn Bhd	RM1.00	255,000	-	(255,000)	-
Lion Mahkota Parade Sdn Bhd	RM1.00	1,000,000	-	-	1,000,000
Lion Mutiara Parade Sdn Bhd	RM1.00	6,000,000	-	-	6,000,000
Lion Plantations Sdn Bhd	RM1.00	8,000,000	-	-	8,000,000
Lion Seremban Parade Sdn Bhd	RM1.00	7,000	-	-	7,000
LLB Damai Holdings Sdn Bhd	RM1.00	3,300,000	1,015,385	-	4,315,385
LLB Enterprise Sdn Bhd	RM1.00	690,000	-	-	690,000
LLB Strategic Holdings Berhad	RM1.00	4,050,000	-	-	4,050,000
Marvenel Sdn Bhd	RM1.00	100	-	-	100
Ototek Sdn Bhd	RM1.00	1,050,000	-	-	1,050,000
Posim Berhad	RM1.00	179,664,471	232,000	(1,408,300)	178,488,171
Sabah Forest Industries Sdn Bhd					
- ordinary shares Class 'A'	RM1.00	752,532,412	-	-	752,532,412
- ordinary shares Class 'B'	RM0.10	7,525,324,120	-	-	7,525,324,120
Salient Care Sdn Bhd	RM1.00	1,400,000	-	-	1,400,000
Secom (Malaysia) Sdn Bhd	RM1.00	5,100,000	-	-	5,100,000
Secomex Manufacturing (M) Sdn Bhd	RM1.00	255,000	-	-	255,000
Silverstone Berhad	RM1.00	149,228,512	161,070	(161,070)	149,228,512
Soga Sdn Bhd	RM1.00	4,332,078	-	-	4,332,078
Steelcorp Sdn Bhd	RM1.00	99,750	-	-	99,750
Visionwell Sdn Bhd	RM1.00	16,000,000	-	-	16,000,000
Brewood Investment Pte Ltd	SGD1.00	70	-	-	70
Chocolate Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Cornelian Star (S) Pte Ltd	SGD1.00	100	-	-	100
Croydon Investment Pte Ltd	SGD1.00	70	-	-	70
Dawson Investment Pte Ltd	SGD1.00	70	-	-	70
Farringdon Investment Pte Ltd	SGD1.00	70	-	-	70
Holdsworth Investment Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Limerick Investment Pte Ltd	SGD1.00	70	-	-	70

Datuk Cheng Yong Kim	Nominal value per ordinary share	Balance as of 1.7.2000	Number of shares Additions	Disposals	Balance as of 30.6.2001
Indirect interest					
Lion Asia Investment Pte Ltd	SGD1.00	27,225,000	-	-	27,225,000
Lion Biotech Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Lion Jianmin Pte Ltd	SGD1.00	600	-	-	600
Lion Rubber Industries Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Masoni Investment Pte Ltd	SGD1.00	9,500,000	-	-	9,500,000
Parkson Glomart Pte Ltd	SGD1.00	1,000,000	-	-	1,000,000
Parkson Investment Pte Ltd	SGD1.00	10,000,000	-	-	10,000,000
Parkson Management Pte Ltd	SGD1.00	4,500,000	-	-	4,500,000
Parkson Supplies Pte Ltd	SGD1.00	100	-	-	100
Parkson Venture Pte Ltd	SGD1.00	14,800,000	-	-	14,800,000
Silverstone Tyre (S) Pte Ltd	SGD1.00	25,400,080	-	-	25,400,080
Willet Investment Pte Ltd	SGD1.00	45,954,450	-	-	45,954,450
P T Amsteel Securities Indonesia	Rp1,000	9,350,000	-	-	9,350,000
P T Kebunaria	Rp1,000,000	14,000	-	-	14,000
Hamba Research & Development Co Ltd	NT$10.00	980,000	-	-	980,000

	Nominal value per peference share	Balance as of 1.7.2000	Number of shares Additions	Disposals	Balance as of 30.6.2001
Lion Mahkota Parade Sdn Bhd	RM0.01	400,000	-	-	400,000
Lion Mutiara Parade Sdn Bhd	RM0.01	8,400,000	-	-	8,400,000
Hy-Line Berhad	RM1,000	2,511	-	(21)	2,490

	Nominal value per deferred share	Balance as of 1.7.2000	Number of shares Additions	Disposals	Balance as of 30.6.2001
Sabah Forest Industries Sdn Bhd	RM1.00	146,000,000	-	-	146,000,000

Investments in the People's Republic of China	Currency	Balance as of 1.7.2000	Additions	Disposals	Balance as of 30.6.2001
Beijing Future Century E-business Co Ltd	Rmb	-	600,000	-	600,000
Beijing Parkson Light Industry Development Co Ltd	USD	12,700,000	-	-	12,700,000
Beijing Trostel Property Development Co Ltd	USD	6,650,000	-	-	6,650,000
Beijing Vochelle Foodstuff Co Ltd	USD	3,080,000	-	-	3,080,000
Chongqing Wang Yu Parkson Plaza Co Ltd	Rmb	14,000,000	-	-	14,000,000
Dalian Tianhe Parkson Shopping Center Co Ltd	Rmb	60,000,000	-	-	60,000,000
Dong Feng Lion Tyre Co Ltd	Rmb	247,638,417	-	-	247,638,417

Datuk Cheng Yong Kim

Indirect interest

Investments in the People's Republic of China	Currency	Balance as of 1.7.2000	Additions	Disposals	Balance as of 30.6.2001
Hebei Weiyuan Heilen Bio-Chemical Co Ltd	USD	2,313,982	-	-	2,313,982
Huangshi Heilen Pharmaceutical Co Ltd (under liquidation)	Rmb	45,416,040	-	-	45,416,040
Hubei Jinlongquan Brewery Co Ltd	USD	17,988,000	-	-	17,988,000
Hubei Jinlong Shenshui Brewery Co Ltd	Rmb	10,000,000	-	-	10,000,000
Hubei Lion Brewery Co Ltd	USD	17,993,990	-	-	17,993,990
Hunan DEbier Brewery Co Ltd	Rmb	132,000,000	-	-	132,000,000
Jiangsu DEbier Brewery Co Ltd	USD	6,587,927	37,074	-	6,625,001
Jilin Motor City Park Hotel Co Ltd	Rmb	60,000,000	-	-	60,000,000
Lion Brewing Group Co Ltd	USD	12,677,000	-	-	12,677,000
Mianyang Fulin Parkson Plaza Co Ltd	Rmb	15,000,000	-	-	15,000,000
Nanjing Jingyi Casting Co Ltd	USD	6,750,000	-	-	6,750,000
Pingyang Lion Beer Co Ltd	USD	2,585,000	-	-	2,585,000
Shandong DEbier Brewery Co Ltd	Rmb	36,000,000	-	-	36,000,000
Shanghai Hengda Parkson Department Store Co Ltd (under liquidation)	USD	2,410,118	-	-	2,410,118
Shanghai Lion Food Industry Co Ltd	USD	14,068,200	-	-	14,068,200
Shanghai Lion Plastic Industrial Co Ltd	USD	3,690,000	-	-	3,690,000
Sichuan Hezheng Parkson Plaza Co Ltd	USD	4,168,645	-	-	4,168,645
Tianjin Baden Real Estate Development Co Ltd	USD	5,000,000	-	-	5,000,000
Tianjin Hua Shi Auto Meter Co Ltd	USD	10,878,944	-	-	10,878,944
Wuhan Fortune Motor Co Ltd	USD	6,000,000	-	-	6,000,000
Wuxi Puhua Electroplating Co Ltd	USD	1,225,000	-	-	1,225,000
Wuxi Sanyang Parkson Plaza Co Ltd	USD	10,839,396	-	-	10,839,396
Wuxi Top Absorber Co Ltd	USD	6,600,000	-	-	6,600,000
Xian Lucky King Parkson Plaza Co Ltd	Rmb	16,579,917	-	-	16,579,917
Yangzhou Parkson Plaza Co Ltd	USD	4,281,843	-	-	4,281,843
Zhu Zhou DEbier Brewery Co Ltd	Rmb	65,158,427	-	-	65,158,427

Dato' Kamaruddin @ Abas bin Nordin	Nominal value per ordinary share	Number of shares Balance as of 1.7.2000	Additions	Disposals	Balance as of 30.6.2001
Direct interest					
Amsteel Corporation Berhad	RM0.50	32,000	-	-	32,000
Silverstone Berhad	RM1.00	945	-	-	945

Cheng Yong Liang	Nominal value per ordinary share	Balance as of 1.7.2000	Number of shares Additions	Disposals	Balance as of 30.6.2001
Direct interest					
Angkasa Marketing Berhad	RM1.00	10,000	-	(10,000)	-

Other than as disclosed above, the Directors do not have any other interest in shares of the Company or its related companies during the financial year.

DIRECTORS' BENEFITS

Since the end of the previous financial year, none of the Directors of the Company has received or become entitled to receive any benefit (other than those disclosed as Directors' remuneration in the financial statements) by reason of a contract made by the Company or a related corporation with the Director or with a firm of which he is a member, or with a company in which he has a substantial financial interest except for any benefit which may be deemed to have arisen by virtue of the balances and transactions between the Company and its related companies and certain companies in which certain Directors of the Company and/or its subsidiary companies are substantial shareholders as disclosed in Note 33 to the Financial Statements.

During and at the end of the financial year, no arrangement subsisted to which the Company was a party whereby Directors of the Company might acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate except for the Company's ESOS as disclosed in Note 33 to the Financial Statements.

HOLDING COMPANIES

The immediate holding company is Umatrac Enterprises Sdn Bhd. The Directors regard Amsteel Corporation Berhad as its ultimate holding company. Both the companies are incorporated in Malaysia.

AUDITORS

The auditors, Messrs. Deloitte KassimChan, have indicated their willingness to continue in office.

Signed on behalf of the Board
in accordance with a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
30 October 2001

REPORT OF THE AUDITORS TO THE MEMBERS OF LION LAND BERHAD

We have audited the accompanying balance sheets as of 30 June 2001 and the related statements of income, cash flows and changes in equity for the year then ended. These financial statements are the responsibility of the Company's Directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with approved standards on auditing in Malaysia. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Directors, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion:

(a) the abovementioned financial statements are properly drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of:

  (i) the state of affairs of the Group and of the Company as of 30 June 2001 and of the results of the Group and of the Company and the cash flows of the Group and of the Company for the year ended on that date; and

  (ii) the matters required by Section 169 of the Act to be dealt with in the financial statements and consolidated financial statements; and

(b) the accounting and other records and the registers required by the Act to be kept by the Company and by the subsidiary companies of which we have acted as auditors have been properly kept in accordance with the provisions of the Act.

We have considered the financial statements and auditors' reports of the subsidiary companies, of which we have not acted as auditors, as mentioned under Note 37 to the Financial Statements, being financial statements that have been included in the consolidated financial statements.

We are satisfied that the financial statements of the subsidiary companies that have been consolidated with the financial statements of the Company are in form and content appropriate and proper for the purposes of the preparation of the consolidated financial statements, and we have received satisfactory information and explanations as required by us for these purposes.

The auditors' reports on the financial statements of the subsidiary companies were not subject to any qualification and did not include any comment made under Sub-section (3) of Section 174 of the Act.

Without qualifying our opinion, we draw attention to Note 2 to the Financial Statements concerning the financial position of the Group and of the Company and the proposed restructuring scheme involving the Group's and the Company's debts and rationalisation of the Group structure. Notwithstanding the above, the financial statements of the Group and of the Company have been prepared on a going concern basis, the validity of which depends upon the successful implementation of the proposed restructuring scheme. Accordingly, other than the provision for doubtful debts and loss in value of investments as disclosed in Note 6 to the Financial Statements, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

DELOITTE KASSIMCHAN
AF 0080
Chartered Accountants

KEK AH FONG
1880/4/02 (J)
Partner

Petaling Jaya,
30 October 2001

INCOME STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2001

	Note	The Group 2001 RM'000	The Group 2000 RM'000	The Company 2001 RM'000	The Company 2000 RM'000
Revenue	4	938,386	1,062,750	24,139	17,408
Other operating income		5,533	21,087	98	899
Net changes in inventories of finished goods and work-in-progress		14,041	28,348	-	-
Raw materials and consumables used		(731,052)	(774,002)	-	-
Contract costs recognised		(16,022)	(11,122)	-	-
Property development expenditure		(31,208)	(31,923)	(10,069)	(1,691)
Staff costs	5	(66,184)	(57,864)	(4,528)	(4,272)
Depreciation of property, plant and equipment	9	(37,125)	(37,592)	(3,284)	(3,301)
Amortisation of goodwill - net		(9,840)	(9,840)	-	-
Amortisation of expenditure carried forward	15	(1,556)	(3,766)	-	(208)
Other operating expenses		(61,990)	(79,051)	(2,791)	(4,732)
Profit from operations		2,983	107,025	3,565	4,103
Finance costs	5	(166,503)	(157,712)	(40,985)	(31,027)
Deferred foreign exchange loss written off	15	-	(76,000)	-	-
Share in results of associated companies		(6,047)	(21,242)	-	-
Income from other investments	5	102,822	106,922	36,810	40,990
Provision for doubtful debts and loss in value of investments	6	(403,700)	(56,088)	(456,504)	-
Profit/(Loss) before tax	5	(470,445)	(97,095)	(457,114)	14,066
Income tax expense	7	(3,054)	(18,063)	(800)	(5,698)
Profit/(Loss) after tax		(473,499)	(115,158)	(457,914)	8,368
Minority interests		5,193	14,296	-	-
Net profit/(loss) for the year		(468,306)	(100,862)	(457,914)	8,368
Loss per ordinary share	8	(78.9) sen	(17.0) sen		

The accompanying Notes form an integral part of the Financial Statements.

BALANCE SHEETS

AS OF 30 JUNE 2001

		The Group		The Company	
		2001	2000	2001	2000
ASSETS	Note	RM'000	RM'000	RM'000	RM'000
Property, plant and equipment	9	1,305,531	1,307,604	109,900	112,955
Investment property	10	189,000	189,000	-	-
Property development projects					
- non-current portion	11	157,957	157,617	1,155	1,069
Investment in subsidiary companies	12	-	-	144,322	144,322
Investment in associated companies	13	83,508	87,366	-	25,000
Other investments	14	83,807	84,633	48,892	48,892
Expenditure carried forward	15	13,003	14,528	296	532
Goodwill	16	180,135	190,028	-	-
Current Assets					
Property development projects					
- current portion	11	22,565	40,561	4,574	1,146
Inventories	17	256,692	247,209	7,802	7,802
Amount due by contract customers	18	3,025	3,758	-	-
Trade receivables	19	185,308	208,734	2,699	580
Other receivables, deposits and prepayments	20	141,890	124,256	43,327	28,727
Amount owing by other related companies	21	341,866	367,570	12,405	11,233
Amount owing by ultimate holding company	21	1,006,891	1,229,694	107,601	378,858
Amount owing by subsidiary companies	21	-	-	1,014,806	1,036,057
Amount owing by associated companies	21	33,209	33,209	2	2
Deposits, cash and bank balances	22	101,181	81,997	5,224	5,791
		2,092,627	2,336,988	1,198,440	1,470,196
Current Liabilities					
Trade payables	23	165,085	187,502	3,876	368
Amount due to contract customers	18	1,456	1,353	-	-
Other payables, deposits and accruals	24	742,167	615,750	54,217	33,608
Amount owing to subsidiary companies	21	-	-	237,252	223,112
Amount owing to associated companies	21	17,064	17,821	509	424
Amount owing to other related companies	21	134,212	122,880	73,493	69,282
Lease and hire-purchase liabilities	25	156	240	-	49
Short-term borrowings	26	1,972,194	1,975,993	233,509	214,274
Tax liabilities		47,473	36,522	4,140	5,899
Provisions	6	98,400	-	98,400	-
Proposed dividend	31	427	427	427	427
		3,178,634	2,958,488	705,823	547,443
Net Current Assets/(Liabilities)		(1,086,007)	(621,500)	492,617	922,753

(Forward)

	Note	The Group 2001 RM'000	The Group 2000 RM'000	The Company 2001 RM'000	The Company 2000 RM'000
Non-Current And Deferred Liabilities					
Long-term loans	27	40,000	54,001	-	-
Deferred tax liabilities	28	11,406	12,248	3,036	3,036
Lease and hire-purchase liabilities	25	426	17	-	-
Security deposits		2,971	2,969	-	-
		(54,803)	(69,235)	(3,036)	(3,036)
Minority interests		(35,193)	(33,556)	-	-
Net Assets		836,938	1,306,485	794,146	1,252,487
Represented By:					
Issued capital	29	593,380	593,380	593,380	593,380
Reserves	30	243,558	713,105	200,766	659,107
Shareholders' Equity		836,938	1,306,485	794,146	1,252,487

The accompanying Notes form an integral part of the Financial Statements.

STATEMENTS OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2001

The Group

			<— Non-Distributable Reserves		—>	Distributable Reserve (Note 30)		
	Note	Issued Capital RM'000	Share premium RM'000	Revaluation reserve RM'000	Translation adjustment account RM'000	Unappropriated profit/ (Accumulated loss) RM'000	Total Reserves RM'000	Total/Net RM'000
Balance as of 1 July 1999		593,275	515,186	62,685	111,235	175,163	864,269	1,457,544
Issue of shares		105	4	-	-	-	4	109
Currency translation differences		-	-	-	(49,879)	-	(49,879)	(49,879)
Net loss for the year		-	-	-	-	(100,862)	(100,862)	(100,862)
Proposed dividend (0.1%, less tax)	31	-	-	-	-	(427)	(427)	(427)
Balance as of 30 June 2000		593,380	515,190	62,685	61,356	73,874	713,105	1,306,485
Currency translation differences		-	-	-	(814)	-	(814)	(814)
Net loss for the year		-	-	-	-	(468,306)	(468,306)	(468,306)
Proposed dividend (0.1%, less tax)	31	-	-	-	-	(427)	(427)	(427)
Balance as of 30 June 2001		593,380	515,190	62,685	60,542	(394,859)	243,558	836,938

The Company

			Non-Distributable Reserve	Distributable Reserve (Note 30)		
	Note	Issued Capital RM'000	Share premium RM'000	Unappropriated profit/ (Accumulated loss) RM'000	Total Reserves RM'000	Total/Net RM'000
Balance as of 1 July 1999		593,275	515,186	135,976	651,162	1,244,437
Issue of shares		105	4	-	4	109
Net profit for the year		-	-	8,368	8,368	8,368
Proposed dividend (0.1%, less tax)	31	-	-	(427)	(427)	(427)
Balance as of 30 June 2000		593,380	515,190	143,917	659,107	1,252,487
Net loss for the year		-	-	(457,914)	(457,914)	(457,914)
Proposed dividend (0.1%, less tax)	31	-	-	(427)	(427)	(427)
Balance as of 30 June 2001		593,380	515,190	(314,424)	200,766	794,146

The accompanying Notes form an integral part of the Financial Statements.

CASH FLOW STATEMENTS

FOR THE YEAR ENDED 30 JUNE 2001

The Group

	Note	2001 RM'000	2000 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Loss before tax and minority interests		(470,445)	(97,095)
Adjustments for:			
Provision for doubtful debts and loss in value of investments (Note 6)		403,700	56,088
Depreciation of property, plant and equipment		37,125	37,592
Deferred foreign exchange loss written off		-	76,000
Share in results of associated companies		6,047	21,242
Unrealised loss on foreign exchange		4,802	4,700
Amortisation of goodwill		9,840	9,840
Amortisation of expenditure carried forward		1,556	3,766
Expenditure carried forward written off		236	2,321
Provision for compensation on late delivery		246	-
Gain on disposal of:			
Associated companies		-	(14,558)
Quoted shares		-	(401)
Reversal of gain over-recognised on disposal of subsidiary company		-	3,900
Provision for doubtful trade and other receivables		553	4,505
Bad debts written off		93	230
Property, plant and equipment written off		23	669
Provision no longer required for:			
Doubtful trade and other receivables		(156)	(621)
Cost to completion for property projects		-	(194)
Inventories obsolescence		-	(123)
Loss/(Gain) on disposal of property, plant and equipment - net		(3,029)	126
Loss on liquidation of subsidiary company (ii)		-	2,463
Provision for inventories obsolescence		90	344
Finance costs		166,503	157,712
Interest income		(103,032)	(107,081)
Operating Profit Before Working Capital Changes		54,152	161,425
Increase in inventories		(9,565)	(16,272)
Decrease in property development projects - current portion		3,845	11,108
Decrease/(Increase) in amount due by contract customers (net of depreciation of plant and equipment of RM63,000 (RM84,000 in 2000))		796	(298)
Decrease in trade receivables		23,018	32,685
Decrease/(Increase) in other receivables, deposits and prepayments		(23,984)	24,965
Decrease in trade payables		(12,526)	(51,012)
Increase in other payables, deposits and accruals		16,298	3,465
Increase/(Decrease) in amount due to contract customers		103	(734)
Movements in translation adjustment account		(1,983)	(594)
Cash Generated From Operations		50,154	164,738
Income tax refunded/(paid)		7,055	(6,337)
Net Cash Generated From Operating Activities		57,209	158,401

(Forward)

The Group

	Note	2001 RM'000	2000 RM'000
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Proceeds from disposal of associated company		29,842	255
Purchase of property, plant and equipment (i)		(13,603)	(32,543)
Proceeds from disposal of property, plant and equipment		8,596	2,232
Additions to expenditure carried forward		(260)	(1,527)
Purchase of additional investment in subsidiary company		(600)	-
Purchase of other investments		-	(121)
Cash flow from liquidation of subsidiary company net of cash and bank balances (ii)		(99)	-
Purchase of investment in associated company		(2,000)	-
Decrease/(Increase) in property development projects - non-current portion		(340)	1,144
Decrease in amount owing by other related companies		40,766	24,931
Decrease/(Increase) in amount owing by ultimate holding company		(463)	10,744
Interest received		4,221	4,685
Net Cash Generated From Investing Activities		66,060	9,800
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Proceeds from issue of shares		-	109
Repayment of lease and hire-purchase liabilities		(222)	(274)
Dividend paid to shareholders of the Company		(427)	(427)
Repayment of short-term borrowings		(9,877)	(3,309)
Proceeds from short-term borrowings		13,317	13,761
Increase/(Decrease) in amount owing to other related companies		1,801	(2,650)
Decrease in fixed deposits pledged with licensed banks		565	1,858
Increase in security deposits received		2	99
Finance costs paid		(106,455)	(135,388)
Net Cash Used In Financing Activities		(101,296)	(126,221)
NET INCREASE IN CASH AND CASH EQUIVALENTS		21,973	41,980
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		(49,382)	(91,451)
Effects of changes in exchange rates		18	89
CASH AND CASH EQUIVALENTS AT END OF YEAR	32	(27,391)	(49,382)

(i) During the financial year, the Group acquired property, plant and equipment with an aggregate cost of RM77,550,000 (RM140,059,000 in 2000) of which RM547,000 (RM108,000 in 2000) was acquired under lease and hire-purchase arrangements. Cash payments for the acquisition of property, plant and equipment amounted to RM13,603,000 (RM32,543,000 in 2000) (net of finance cost of RM30,900,000 (RM29,400,000 in 2000)).

(Forward)

The Group	2001 RM'000	2000 RM'000
(ii) ANALYSIS OF LIQUIDATION OF SUBSIDIARY COMPANY		
Property, plant and equipment	36,906	-
Expenditure carried forward	-	469
Other receivables, deposits and prepayments	474	777
Inventories	-	1,347
Cash and bank balances	99	-
Trade payables	(9,891)	-
Other payables, deposits and accruals	(7,705)	-
Amount owing to other related companies	(64,325)	-
Short-term borrowings	(1,377)	-
Long-term loans	(14,007)	-
Goodwill on consolidation	53	-
Minority interest	5,336	(130)
Net assets/(liabilities)	(54,437)	2,463
Reversal of Group's share of net liabilities	54,437	-
Loss on liquidation of subsidiary company	-	(2,463)
	-	-
Less: Cash and bank balances	(99)	-
Cash flow on liquidation	(99)	-

The accompanying Notes form an integral part of the Financial Statements.

The Company

	Note	2001 RM'000	2000 RM'000
CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES			
Profit/(Loss) before tax		(457,114)	14,066
Adjustments for:			
Provision for doubtful debts and loss in value of investments (Note 6)		456,504	-
Depreciation of property, plant and equipment		3,284	3,301
Amortisation of expenditure carried forward		-	208
Expenditure carried forward written off		236	819
Loss/(Gain) on disposal of:			
Associated companies		-	945
Quoted shares		-	(401)
Provision for doubtful amount owing by subsidiary companies no longer required		-	(463)
Provision for doubtful debts on other receivables		82	-
Gain on disposal of property, plant and equipment - net		(32)	(14)
Finance costs		40,985	31,027
Interest income		(36,876)	(41,011)
Dividend income		(1,339)	(3,385)
Operating Profit Before Working Capital Changes		5,730	5,092
Increase in inventories		-	(303)
Increase in property development projects - current portion		(3,428)	(610)
Decrease/(Increase) in trade receivables		(2,119)	1,559
Increase in other receivables, deposits and prepayments		(3,872)	(2,882)
Increase/(Decrease) in trade payables		3,508	(933)
Increase in other payables, deposits and accruals		650	2,346
Cash Generated From Operations		469	4,269
Income tax paid		(2,184)	(2,176)
Net Cash Generated From/(Used In) Operating Activities		(1,715)	2,093
CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES			
Proceeds from disposal of associated company		-	255
Purchase of property, plant and equipment		(229)	(429)
Proceeds from disposal of property, plant and equipment		32	143
Additions to expenditure carried forward		-	(8)
Purchase of other investments		-	(402)
Proceeds from disposal of other investment		-	401
Dividend received		964	2,437
Increase in amount owing by subsidiary companies		(17,192)	(15,495)
Increase in amount owing by other related companies		(143)	(481)
Decrease/(Increase) in amount owing by ultimate holding company		(33)	10,317
Decrease/(Increase) in property development projects - non-current portion		(86)	3,757
Decrease in amount owing by associated companies		-	9
Interest received		1,666	1,404
Net Cash Generated From/(Used In) Investing Activities		(15,021)	1,908

(Forward)

The Company

	Note	2001 RM'000	2000 RM'000
CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES			
Proceeds from issue of shares		-	109
Repayment of lease and hire-purchase liabilities		(49)	(239)
Dividend paid to shareholders of the Company		(427)	(427)
Decrease in amount owing to subsidiary companies		(1,381)	(3,762)
Decrease in amount owing to other related companies		(1,076)	(10,859)
Decrease in amount owing to associated companies		(1)	-
Increase in short-term borrowings		19,125	15,206
Decrease in fixed deposits pledged with licensed banks		-	2,045
Finance costs paid		(132)	(2,969)
Net Cash Generated From/(Used In) Financing Activities		16,059	(896)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(677)	3,105
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		4,674	1,569
CASH AND CASH EQUIVALENTS AT END OF YEAR	32	3,997	4,674

The accompanying Notes form an integral part of the Financial Statements.

NOTES TO THE FINANCIAL STATEMENTS

1. PRINCIPAL ACTIVITIES

The Company's principal activities are investment holding and property development.

The principal activities of the subsidiary companies are disclosed in Note 37.

There have been no significant changes in the nature of the activities of the Company and of its subsidiary companies during the financial year.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The financial statements of the Group and of the Company have been prepared in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards of the Malaysian Accounting Standards Board.

The Group incurred a loss after tax and minority interests of about RM468 million during the financial year ended 30 June 2001. At that date, the current liabilities of the Group exceeded its current assets by about RM1,086 million. As disclosed in Notes 26 and 27, the Group and the Company have ceased servicing certain of its principal borrowings and interest charges. Certain principal bankers have also frozen or withdrawn existing credit facilities of the Group and of the Company.

As stated in the last report, the Board of Directors had, on 5 July 2000, approved and announced a proposed groupwide restructuring scheme ("Initial Proposed GWRS") covering the Lion Group, comprising the Company, Amsteel Corporation Berhad, Angkasa Marketing Berhad, Chocolate Products (Malaysia) Berhad and Lion Corporation Berhad. The Initial Proposed GWRS involves the restructuring of the Company and certain of its subsidiary companies' debts (collectively referred to as "Scheme Companies") and rationalisation of the Group structure whereby core businesses would be redefined and non-core businesses would be divested.

However, subsequent to the aforesaid, it became apparent that the growth of the Malaysian economy had reduced significantly and the economy faces the prospect of further slowdown due to the stronger than expected deceleration of growth in the economy of the United States of America, the continuing weakness of the Japanese economy and the uncertainties in the global financial markets.

The weaker domestic economy has led to less favourable operating conditions which necessitated a downward revision in the projected future cashflows from the key operating companies and projected divestment proceeds from the sale of non-core and peripheral assets, which are key sources of cashflows to support the proposed repayment of the debts to be restructured. Furthermore, the indebtedness of the Scheme Companies which are to be restructured has increased as a result of accrued interest.

In view of the foregoing, the following revisions have been made to the structure and terms of the various debt restructuring, asset divestment and corporate restructuring exercises proposed earlier under the Initial Proposed GWRS ("Revised Proposed GWRS"):

(i) Reduction of the share capital;
(ii) Reduction in the yield-to-maturity applicable to the Bonds and Consolidated and Rescheduled Debts to be issued to affected financial institution creditors ("FI-Creditors");
(iii) Waiver of certain principal portion of the outstanding principal amounts by the affected FI-Creditors;
(iv) Longer repayment profile for the Bonds and Consolidated and Rescheduled Debts to be issued; and
(v) Reduction in the transaction values of assets to be transferred under the proposed corporate restructuring exercises.

The Revised Proposed GWRS was announced by the Company on 8 October 2001. The Revised Proposed GWRS pertaining to the Company and its subsidiary companies involves the following proposals:

(i) Reduction of RM0.25 in each of the existing issued and paid-up share capital of RM1.00 in the Company and thereafter consolidation on the basis of 4 ordinary shares of RM0.75 each into 3 ordinary shares of RM1.00 each.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS (Continued)

(ii) Acquisition of 100% equity interest in Posim Berhad ("Posim") by the Company and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary company of the Company, in the proportion of 31% and 69% respectively for a consideration of RM637.64 million of which 83.7% will be acquired from Avenel Sdn Bhd ("Avenel"), a subsidiary company of Amsteel Corporation Berhad ("Amsteel"), the consideration (RM533.72 million) of which will be satisfied by netting off against inter-company balances with Amsteel Group and the balance 16.3% (RM103.92 million) from minority shareholders for cash.

(iii) Acquisition of 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPB") by the Company and Amsteel Mills, in the proportion of 31% and 69% respectively from Amsteel Group for a consideration of RM201.50 million.

(iv) Disposal of 25% equity interest in Avenel to Amsteel for a consideration of RM1.00 and the payment of RM81.62 million by the Company to Amsteel in view of the excess of Avenel's debts over the fair value of Avenel's assets as of 31 December 2001.

(v) Disposal of a wholly-owned subsidiary company, Lion Plaza Sdn Bhd, to Akurjaya Sdn Bhd, a subsidiary company of Amsteel, for a total consideration of RM35.66 million to be satisfied by an issue of RM35.66 million Amsteel Bonds to the Company.

(vi) The net consideration payable by LLB Group to Amsteel Group resulting from proposals (ii) to (iv) above will be netted off against existing debts owing by Amsteel Group (after taking into account waiver of certain principal portion of the outstanding principal amount) to the restructured LLB Group (which would include 100% equity interest in Posim) resulting in a net balance owing by Amsteel Group to LLB Group of RM257.22 million. LLB Group will receive RM107.85 million Amsteel Bonds and cash payment and RM149.37 million in value of new Amsteel shares in settlement of this net inter-company balance of RM257.22 million.

(vii) LLB Group will receive RM120.40 million Angkasa Marketing Berhad ("Angkasa") Bonds and cash payment and RM13.60 million in value of new Angkasa shares for settlement of the net balance of existing inter-company debts owing by Angkasa Group to LLB Group of RM134.0 million.

(viii) Issue of RM22.0 million in value of LLB Bonds and cash payment for settlement of inter-company balances owing by LLB Group to CPB Group of RM22.0 million.

(ix) Issue of RM131.0 million in value of new LLB shares to Lion Corporation Berhad ("LCB") Group for settlement of inter-company balances owing by LLB Group to LCB Group of RM131.0 million.

(x) The aggregate amount of RM and USD debts owed by the Scheme Companies to the affected creditors ("Scheme Creditors") (excluding LLB non-FI-Creditors) totalling RM327.06 million and USD58.44 million would be swapped for LLB Bonds and cash payment totalling RM327.06 million and LLB-SPV Consolidated and Rescheduled Debts and cash payment totalling USD58.44 million respectively.

The abovementioned LLB Bonds and LLB-SPV Consolidated and Rescheduled Debts would have 18.85 million free detachable new LLB shares at an assumed price of RM1.00 per share.

(xi) The LLB non-FI-Creditors of RM115.41 million shall be addressed by way of a debt equity conversion involving an issuance of LLB shares at an issue price of RM1.00 per share.

The implementation of the Revised Proposed GWRS is subject to various conditions precedent, which include the approval of Bank Negara Malaysia, Securities Commission, Foreign Investment Committee, Ministry of International Trade and Industry, Kuala Lumpur Stock Exchange, Scheme Creditors of the Company and the Scheme Companies, shareholders of the Company and the Scheme Companies and all other participating companies concerned and any other relevant authorities.

The proposed transactions within the Revised Proposed GWRS are inter-conditional to each other.

In addition to the Revised Proposed GWRS, a subsidiary company is presently re-negotiating with its bankers to extend the repayment schedules on existing borrowings.

2. BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS *(Continued)*

The Directors are of the opinion that the Revised Proposed GWRS referred to above will be successfully implemented and the abovementioned subsidiary company will be able to obtain extended repayment schedules on existing borrowings from its bankers. Accordingly, the Directors consider that it is appropriate to prepare the financial statements of the Group and the Company on a going concern basis. Other than the provision for doubtful debts and loss in value of investments as disclosed in Note 6, the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Group and the Company be unable to continue as a going concern.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Group and of the Company have been prepared under the historical cost convention except for investment property which is stated at Directors' valuation. Certain development properties of subsidiary companies are stated in the Group's financial statements at values reflecting approximately the effective acquisition costs by the Group (group cost) of these assets.

Basis of Consolidation

The Group's financial statements incorporate the financial statements of the Company and of all the subsidiary companies made up to the end of the financial year as listed under Note 37. Subsidiary companies are consolidated using the acquisition method of accounting.

The results of subsidiary companies acquired or disposed of during the financial year are included in the income statement of the Group from the effective date of acquisition or up to the effective date of disposal.

All significant intercompany transactions and balances are eliminated on consolidation.

For the purpose of consolidation, the financial statements of the foreign incorporated subsidiary companies have been translated into Ringgit Malaysia as follows:

Assets and liabilities	-	at closing rate
Share capital	-	at historical rate
Revenue and expenses	-	at average rate

The exchange rates used in the translation are as follows:

Currency	Average rate 2001 RM	Average rate 2000 RM	Year end rate 2001 RM	Year end rate 2000 RM
1 US Dollar	3.80	3.80	3.80	3.80
1 Singapore Dollar	2.14	2.22	2.08	2.18
1 Chinese Renminbi	0.46	0.46	0.46	0.46

The results of foreign associated companies are translated at the average rate of exchange for the financial year.

All translation gains or losses are taken up and reflected in translation adjustment account under shareholders' equity.

Difference in exchange arising from the retranslation of the opening net investments in foreign subsidiary and associated companies, and from the translation of the results of those companies at the average rate, are taken to shareholders' equity.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue and Revenue Recognition

Revenue of the Group consists of the proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed, sales value of land under development and completed property units, proportion of the total contract value attributable to the percentage of construction work performed, sales invoice value of steel and other products net of discounts and returns, tuition fees and other related fees receivable net of scholarship, gross rental income and dividend income receivable from quoted and unquoted investments.

Revenue of the Company consists of gross rental income and dividend income, proportion of the aggregate sales value of property development projects sold attributable to the percentage of development work performed and sales value of land under development and completed property units.

The revenue recognition policies of the Group and the Company are as follows:

(i) **Steel Division**

Gross invoiced value of goods sold - upon delivery of products and customers acceptance, net of discounts and return and when the risk and rewards of ownership have passed to the buyer.

(ii) **Property Division**

Rental income - on accrual basis.

Property development projects - based on the percentage of completion method. The stage of completion is determined based on the proportion of development cost incurred todate against the total estimated cost on projects where the outcome of the projects can be reliably estimated and are in respect of sales where agreements have been finalised by the end of the financial year. All anticipated losses on development projects are fully provided.

Sales of land under development and completed property units - when the agreements are executed.

(iii) **Construction Division**

Construction contracts - based on the percentage of completion method. The stage of completion is determined based on the proportion of contract costs incurred todate against the total estimated cost on contracts where the outcome of the contracts can be reliably estimated. Any foreseeable loss on contracts are provided for in full.

(iv) **Others Division**

Gross invoiced value of goods sold - upon delivery of products and customers acceptance, net of discounts and return and when the risk and rewards of ownership have passed to the buyer.

Gross dividend income - where the shareholders' right to receive payment is established.

Tuition fees and other related fees receivable net of scholarship - when services are performed.

Foreign Currency Conversion

Transactions in foreign currencies are converted into Ringgit Malaysia at exchange rates prevailing at the transaction dates or, where settlement has not yet been made at the end of the financial year, at approximate exchange rates prevailing at that date. All foreign exchange gains or losses are taken up in the income statements.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Tax

The tax effects of transactions are generally recognised, using the 'liability' method, when such transactions enter into the determination of net income regardless of when they are recognised for tax purposes, to the extent that they are expected to crystalise in the foreseeable future. However, when timing differences give rise to net future tax debit, the tax effects are recognised generally on actual realisation.

Property, Plant and Equipment and Depreciation

Property, plant and equipment are stated at cost less accumulated depreciation.

Depreciation of property, plant and equipment, except freehold land and construction work-in-progress which are not depreciated, is computed on the straight-line method at rates based on the estimated useful lives of the various assets.

The annual depreciation rates are as follows:

Freehold buildings	2 - 4%
Leasehold land and buildings	2 - 5%
Other buildings and improvements	2 - 10%
Plant, machinery and equipment	5 - 20%
Motor vehicles	8 - 20%
Furniture and office equipment	5 - 25%
Computer equipment	10 - 20%
Renovations	2 - 10%

The carrying amounts of property, plant and equipment are reviewed at each balance sheet date to determine whether there is any indication of impairment. If such an indication exists, the assets' recoverable amounts are estimated. An impairment loss is recognised whenever the carrying amount of an item of property, plant and equipment exceeds its recoverable amount. The impairment loss is charged to the income statements. Any subsequent increase in recoverable amount is reduced by the amount that would have been recognised as depreciation had the write down not occurred.

Capitalisation of Finance Cost

Finance cost incurred on the construction of assets which require a substantial period of time to get them ready for their intended use are capitalised and included as part of the related assets. Capitalisation of finance cost will cease when the assets are ready for its intended use.

Leased Assets

Assets under leases which in substance transfer the risks and benefits of ownership of the assets to the Group have been capitalised under property, plant and equipment. The assets and the corresponding lease obligations are recorded at the fair value of the leased assets (which approximate the present value of the minimum lease payment) at the beginning of the respective lease terms. The interest element of lease rentals, calculated using the 'sum of digit' method, is charged to the income statements. Leases which do not meet such criteria are classified as operating leases and the related rentals are charged to the income statements as incurred.

Property, Plant and Equipment Acquired Under Hire-Purchase

Property, plant and equipment acquired under hire-purchase are capitalised in the financial statements and the corresponding obligations treated as liabilities. Finance charges are allocated to the income statement to give a constant periodic rate of interest on the remaining hire-purchase liabilities.

Investment Property

Investment property is real property held for long-term purpose for investment potential and for rental income. Investment property is stated at Directors' valuation and is not depreciated. Directors' valuation recognises the value of the investment property based on latest valuation report by an independent firm of professional valuers

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

using the open market value basis. The investment property will be revalued at least once at regular intervals of 5 years with additional valuation in the intervening years where market conditions indicate that the carrying value of the revalued investment is materially different from the market value.

An increase in carrying amount arising from the revaluation of investment property will be credited to shareholders' equity as revaluation reserve. To the extent that a decrease in carrying amount offsets a previous increase that has been credited to revaluation reserve and not subsequently reversed or utilised, it will be charged against that revaluation reserve. In all other cases, a decrease in carrying amount will be charged to income statement. An increase on revaluation directly related to a previous decrease in carrying amount that was charged to income statement will be credited to income statement to the extent that it offsets the previously recorded decrease.

On disposal of a previously revalued investment property, the difference between net disposal proceeds and the net carrying amount will be charged or credited to the income statement.

Subsidiary Companies

Subsidiary companies are those companies in which the Group has power to exercise control over the financial and operating policies so as to obtain benefits from their activities.

Investments in subsidiary companies, which is eliminated on consolidation, is stated in the Company's financial statements at cost less any provision for permanent diminution in value.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Associated Companies

An associated company is a non-subsidiary company in which the Group or the Company holds as long-term investment not less than 20% of the equity voting rights and in which the Group or the Company is in a position to exercise significant influence in its management.

Investment in associated companies is stated in the Company's financial statements at cost less any provision for permanent diminution in value. The Group's investment in associated companies is accounted for under the equity method of accounting based on audited or management financial statements of the associated companies made up to 30 June 2001. Under this method of accounting, the Group's interest in the post-acquisition profit or loss of the associated companies is included in the consolidated results while dividend received is reflected as a reduction of the investment in the consolidated balance sheet.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Other Investments

Other investments in quoted and unquoted corporations are stated in both the Group's financial statements and the Company's financial statements at cost or at group cost less provision for diminution in value of investment, if appropriate.

A provision is made when the Directors are of the opinion that there is a permanent diminution in value of an investment.

Expenditure Carried Forward

Expenditure carried forward comprises preliminary and pre-operating expenses, proprietary technology and patents, development expenditure and deferred foreign exchange loss arising on the translation of foreign currency denominated long-term loans. Proprietary technology and patents consist of license fee which represents the acquisition cost of the design and manufacture rights while development expenditure represents expenses incurred in the development of new or substantially improved products prior to the commencement of commercial production.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Proprietary technology and patents and development expenditure are amortised systematically over a period of time not exceeding ten years upon commencement of operations or commercial production. These expenses will be written off if future economic benefits relating to these expenses cannot be determined with reasonable certainty.

In previous financial years, preliminary and pre-operating expenses were stated at cost and amortised once the subsidiary companies commence operations. However, during the previous financial year, the preliminary and pre-operating expenses were fully written off to the income statements as the said expenses have no future economic benefits.

Deferred foreign exchange loss is amortised systematically over the remaining repayment period of the long-term loans. In 2000, the Group expensed off the balance of unamortised deferred foreign exchange loss to the income statement as explained in Note 15.

Goodwill or Negative Goodwill

Goodwill or negative goodwill represents the difference between the purchase consideration for an acquisition and the sum of the fair value of the identifiable net assets at the date of acquisition. It includes goodwill on consolidation and purchased goodwill.

Goodwill or negative goodwill is amortised/credited systematically over the period of time during which the benefits are expected to arise. However, the period of allocation does not exceed twenty-five years.

Goodwill is written down immediately through the income statement if there is a permanent diminution in its value.

Inventories

Completed property units for sale are valued at the lower of cost and net realisable value. Cost is determined using the 'specific identification' method.

Steel and other products are valued at the lower of cost and net realisable value. Cost is determined on the 'weighted average' method. The cost of raw materials comprise the original purchase price plus cost incurred in bringing the inventories to their present locations and conditions. The cost of work-in-progress and finished goods comprise the cost of raw materials, direct labour, direct charges and a proportion of production overheads.

In arriving at net realisable value, due allowance is made for all obsolete and slow moving inventories.

Property Development Projects

Property development projects consist of land held for development, development expenditure and portion of profit attributable to development work performed todate, less applicable progress billings, provision for foreseeable loss and provision for decline in value, if any. Land held for development is stated at cost or at group cost. Development expenditure, which comprises construction and other related development costs including finance costs and administrative overheads relating to the projects, is stated at cost.

Provision for foreseeable loss is made for property development projects based on losses estimated to arise upon the completion of the projects which are already in progress.

Finance costs incurred on the development of property projects are capitalised and included as part of development expenditure. However, capitalisation of finance costs is suspended during extended periods in which active development is interrupted.

Profits on property development projects are recognised, using the percentage-of-completion method, based on progress billings (which approximates cost basis), in respect of sales where agreements have been finalised by the end of the financial year.

3. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Construction Contracts

Construction contracts are stated at cost and portion of profit attributable to contract work performed todate, less applicable progress billings and provision for foreseeable loss, if any. Costs consists of direct materials, labour and direct expenses.

When the outcome of a construction contract can be estimated reliably, revenue and costs are recognised by reference to the stage of completion of the contract activity at the balance sheet date, as measured by the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs. Variations in contract work, claims and incentive payments are included to the extent that they have been agreed with the customers.

When the outcome of a construction contract cannot be estimated reliably, contract revenue is recognised to the extent of contract costs incurred that it is probable will be recoverable. Contract costs are recognised as expenses in the period in which they are incurred.

When it is probable that total contract costs will exceed total contract revenue, the expected loss is recognised as an expense immediately.

Receivables

Provision for bad and doubtful debts is made based on estimates of possible losses which may arise from non-collection of certain receivable accounts while debts considered to be uncollectible are written off.

Provisions

Provisions are recognised when the Group or the Company has a present legal or constructive obligation as a result of past events, when it is probable that an outflow of resources will be required to settle the obligation, and when a reliable estimate of the amount can be made.

Cash Flow Statements

The Group and the Company adopt the indirect method in the preparation of the cash flow statements.

Cash equivalents are short-term, highly liquid investments with maturities of three months or less from the date of acquisition and are readily convertible to cash with insignificant risks of changes in value.

4. REVENUE

An analysis of revenue is as follows:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Sales of goods	844,535	965,302	-	-
Revenue from:				
Property development	39,916	56,233	11,525	2,590
Construction contracts	18,141	13,027	-	-
Sales of land under development and completed property units	3,149	720	-	98
Gross rental income	23,958	19,448	11,275	11,335
Tuition and other related fees	8,687	8,020	-	-
Gross dividend income from subsidiary companies	-	-	1,339	3,385
	938,386	1,062,750	24,139	17,408

5. PROFIT/(LOSS) BEFORE TAX

The profit/(loss) before tax has been arrived at:

	The Group 2001 RM'000	The Group 2000 RM'000	The Company 2001 RM'000	The Company 2000 RM'000
After charging:				
Finance costs comprising interest on:				
Term loans	130,670	124,758	19,959	19,697
Bills payable	5,179	9,214	-	-
Advances from other related companies	8,276	9,846	5,287	6,089
Bank overdrafts	11,712	12,218	110	100
Lease and hire-purchase	27	101	2	22
Advances from associated company	86	51	86	51
Advances from subsidiary companies	-	-	15,521	5,061
Related parties	10,325	485	-	-
Others	228	1,039	20	7
	166,503	157,712	40,985	31,027
Unrealised loss on foreign exchange - net	4,802	4,700	-	-
Rental of:				
Jetties and leasehold land	3,850	3,850	-	-
Plant, machinery and equipment	3,544	1,669	-	-
Premises	534	190	188	-
Provision for doubtful trade and other receivables	553	4,505	82	-
Rental of premises payable to other related companies	838	1,048	-	111
Audit fee:				
Current year	350	350	36	36
Underprovision in prior year	-	3	-	-
Directors' remuneration:				
Salaries and allowances	273	259	174	174
Fees	98	69	98	69
Management fee payable to other related companies	313	291	-	-
Provision for compensation on late delivery	246	-	-	-
Expenditure carried forward written off	236	2,321	236	819
Bad debts written off	93	230	-	-
Provision for inventories obsolescence	90	344	-	-
Property, plant and equipment written off	23	669	-	-
Reversal of gain over - recognised on disposal of subsidiary company	-	3,900	-	-
Loss on liquidation of subsidiary company	-	2,463	-	-
Loss on disposal of property, plant and equipment - net	-	126	-	-
Loss on disposal of associated company	-	-	-	945
And crediting:				
Income from other investments comprising interest income from:				
Ultimate holding company	82,034	85,192	34,010	36,969
Other related companies	16,777	17,204	1,029	950
Fixed deposits	1,848	2,564	72	149
Subsidiary companies	-	-	171	1,688
Others	2,163	1,962	1,528	1,234
	102,822	106,922	36,810	40,990
Realised gain on foreign exchange - net	2,066	4,975	-	-
Gain on disposal of property, plant and equipment - net	3,029	-	32	14
Interest income from Housing Development Accounts	210	159	66	21

5. PROFIT/(LOSS) BEFORE TAX (Continued)

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
And crediting:				
Provision no longer required for:				
Doubtful trade and other receivables	156	621	-	-
Cost to completion for property projects	-	194	-	-
Inventories obsolescence	-	123	-	-
Amount owing by subsidiary companies	-	-	-	463
Bad debts recovered	72	56	-	-
Gain on disposal of:				
Associated companies	-	14,558	-	-
Quoted shares	-	401	-	401

Staff costs include salaries, bonuses, contributions to employees' provident fund, directors' remuneration and all other staff related expenses.

6. PROVISION FOR DOUBTFUL DEBTS AND LOSS IN VALUE OF INVESTMENTS

Provision for doubtful debts and loss in value of investments comprise:

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Provision for doubtful debts on amount owing by ultimate holding company pursuant to the Revised Proposed GWRS (Note 2)	(305,300)	-	(305,300)	-
Provision for:				
Foreseeable loss on proposed disposal of the following investments pursuant to the Revised Proposed GWRS (Note 2):				
Subsidiary company	(16,800)	-	(16,800)	-
Associated company	(81,600)	-	(81,600)	-
Diminution in value of investment in associated company	-	-	(25,000)	-
	(98,400)	-	(123,400)	-
Realisation/Provision in respect of subsidiary company under liquidation in 2001:				
Doubtful debts	(25,224)	-	(25,224)	-
Bad debts written off	(29,213)	-	(2,580)	-
Reversal of Group's share of net liabilities	54,437	-	-	-
Write down in:				
Property, plant and equipment	-	(40,259)	-	-
Expenditure carried forward	-	(12,704)	-	-
Trade receivables	-	(2,000)	-	-
Inventories	-	(1,125)	-	-
	-	(56,088)	(27,804)	-
	(403,700)	(56,088)	(456,504)	-

7. INCOME TAX EXPENSE

Income tax expense for the Group and the Company consists of:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Current estimated tax payable:				
Current year:				
Malaysian	(4,300)	(17,760)	(800)	(5,537)
Foreign	(3)	-	-	-
Over/(Under) provision in prior years	407	(675)	-	(161)
Deferred taxation:				
Current year:				
Malaysian (Note 28)	842	388	-	-
Share in taxation of associated company	-	(16)	-	-
Net	(3,054)	(18,063)	(800)	(5,698)

Taxation is provided for the Group for 2001 and 2000 despite losses incurred due mainly to certain expenses which are not deductible for tax purposes and losses of certain subsidiary companies which for tax purposes cannot be offset with profits of other subsidiary companies within the Group. The tax provision also takes into account the utilisation of carryforward tax losses and unabsorbed capital allowances totalling about RM Nil (RM86 million in 2000) to partially set-off the chargeable income that would otherwise be taxable.

The current estimated tax payable of the Company in 2001 is in respect of non-business income.

The effective tax rate of the Company in 2000 is higher than the statutory tax rate due mainly to interest restriction.

As of 30 June 2001, the Company has tax exempt account amounting to approximately RM21,170,000 (RM21,170,000 in 2000) arising from waiver of tax payable on chargeable income earned in 1999 under the Income Tax (Amendment) Act, 1999 which, subject to agreement with the tax authorities, is available for distribution as tax exempt dividends. As of 30 June 2001, the Company has not distributed any of its tax exempt income as tax exempt dividends.

As of 30 June 2001, the Group has estimated unutilised carryforward tax losses and unabsorbed capital allowances totalling about RM97 million (RM83 million in 2000) which, subject to confirmation by the tax authorities, are available for set-off against future taxable business income of the respective subsidiary companies. The related tax debit will be recognised on actual realisation.

The tax effects relating to the increase in the carrying value of investment property are not provided for as there is no intention to dispose of this asset in the foreseeable future.

8. LOSS PER ORDINARY SHARE

Basic

Loss per ordinary share for the Group is computed based on the loss after tax and minority interests of RM468,306,000 (RM100,862,000 in 2000) and the weighted average number of ordinary shares in issue during the financial year of 593,380,000 (593,373,000 in 2000).

Diluted

The options over 4,506,000 (6,392,000 in 2000) unissued ordinary shares granted to eligible employees pursuant to the Company's ESOS have no dilutive effect as the exercise price is above the average market value of the Company's shares during the financial year ended 30 June 2001. The terms of the unexercised options are set out in Note 29.

9. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

2001

The Group	COST At beginning of year RM'000	Additions RM'000	Disposals RM'000	Effect on liquidation of subsidiary company RM'000	Translation differences RM'000	Write-offs RM'000	Reclassification RM'000	At end of year RM'000
Freehold land and buildings	70,626	-	-	-	-	-	177,017	247,643
Leasehold land and buildings under long lease	216,061	119	-	-	-	-	-	216,180
Leasehold land and buildings under short lease	49,977	-	(13)	(29,070)	21	-	-	20,915
Other buildings and improvements	108	-	-	-	-	-	1,431	1,539
Plant, machinery and equipment	414,199	1,890	(5,428)	(58,416)	44	-	360,406	712,695
Motor vehicles	6,502	617	(1,071)	(386)	1	(4)	657	6,316
Furniture and office equipment	23,062	1,032	(183)	(547)	1	(180)	100	23,285
Computer equipment	2,645	192	-	-	-	(2)	-	2,835
Renovations	3,987	27	-	-	-	-	-	4,014
Construction work-in-progress	759,879	73,673	-	-	4	-	(539,611)	293,945
Total	1,547,046	77,550	(6,695)	(88,419)	71	(186)	-	1,529,367

	ACCUMULATED DEPRECIATION At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	Effect on liquidation of subsidiary company RM'000	Translation differences RM'000	Write-offs RM'000	Reclassification RM'000	At end of year RM'000
Freehold land and buildings	-	-	-	-	-	-	-	-
Leasehold land and buildings under long lease	36,639	6,394	-	-	-	-	-	43,033
Leasehold land and buildings under short lease	5,348	563	-	(3,141)	2	-	-	2,772
Other buildings and improvements	42	104	-	-	-	-	-	146
Plant, machinery and equipment	134,943	26,346	(40)	(7,918)	7	-	-	153,338
Motor vehicles	4,266	815	(922)	(92)	1	(2)	-	4,066
Furniture and office equipment	15,064	2,288	(166)	(103)	-	(159)	-	16,924
Computer equipment	1,650	283	-	-	-	(2)	-	1,931
Renovations	1,231	395	-	-	-	-	-	1,626
Total	199,183	37,188	(1,128)	(11,254)	10	(163)	-	223,836

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

2001 The Group	NET BOOK VALUE At Beginning of Year Before provision for write down RM'000	Provision for write down RM'000	After provision for write down RM'000	NET BOOK VALUE At end of year RM'000
Freehold land and buildings	70,626	-	70,626	247,643
Leasehold land and buildings under long lease	179,422	-	179,422	173,147
Leasehold land and buildings under short lease	44,629	(12,959)	31,670	18,143
Other buildings and improvements	66	-	66	1,393
Plant, machinery and equipment	279,256	(26,931)	252,325	559,357
Motor vehicles	2,236	(147)	2,089	2,250
Furniture and office equipment	7,998	(222)	7,776	6,361
Computer equipment	995	-	995	904
Renovations	2,756	-	2,756	2,388
Construction work-in-progress	759,879	-	759,879	293,945
Total	1,347,863	(40,259)	1,307,604	1,305,531

2001 The Company	COST At beginning of year RM'000	Additions RM'000	Disposals RM'000	At end of year RM'000
Leasehold land and buildings under long lease	123,458	-	-	123,458
Plant, machinery and equipment	2,105	-	-	2,105
Motor vehicles	820	-	(130)	690
Furniture and office equipment	1,141	42	-	1,183
Computer equipment	927	187	-	1,114
Renovations	3,826	-	-	3,826
Total	132,277	229	(130)	132,376

	ACCUMULATED DEPRECIATION At beginning of year RM'000	Charge for the year RM'000	Disposals RM'000	At end of year RM'000	NET BOOK VALUE At beginning of year RM'000	At end of year RM'000
Leasehold land and buildings under long lease	15,051	2,371	-	17,422	108,407	106,036
Plant, machinery and equipment	1,581	210	-	1,791	524	314
Motor vehicles	425	138	(130)	433	395	257
Furniture and office equipment	803	71	-	874	338	309
Computer equipment	292	111	-	403	635	711
Renovations	1,170	383	-	1,553	2,656	2,273
Total	19,322	3,284	(130)	22,476	112,955	109,900

9. PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in property, plant and equipment of the Group and the Company are assets acquired under lease and hire-purchase arrangements with net book values of RM772,000 (RM1,396,000 in 2000) and RM Nil (RM395,000 in 2000) respectively.

Current additions to construction work-in-progress of the Group include interest costs on long-term loan amounting to RM30,900,000 (RM29,400,000 in 2000).

As of 30 June 2001, plant, machinery and equipment of subsidiary companies with carrying values totalling RM5.0 million (RM24.3 million in 2000) have been charged to licensed banks as security for loans granted as mentioned in Notes 26 and 27.

As of 30 June 2001, the titles to all parcels of leasehold land of the Company and certain parcels of freehold and long leasehold land of subsidiary companies with carrying values totalling RM103,726,000 (RM104,493,000 in 2000) have not been registered in the name of the Company and the respective subsidiary companies.

As of 30 June 2001, the titles of certain motor vehicles of the Group and the Company with carrying values totalling RM212,300 (RM503,900 in 2000) and RM212,300 (RM439,000 in 2000) respectively have not been registered in the name of the Company and the respective subsidiary companies.

The depreciation charge is allocated as follows:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Income statement	**37,125**	37,592	**3,284**	3,301
Contract cost (Note 18)	**63**	84	**-**	-
	37,188	37,676	**3,284**	3,301

10. INVESTMENT PROPERTY

Investment property of the Group represents freehold land with a shopping complex erected thereon belonging to a subsidiary company.

	2001 RM'000	2000 RM'000
At 1999 valuation	**189,000**	189,000

The investment property of the Group has been charged to a licensed bank as security for short-term loan (Note 26) and long-term loan (Note 27) granted to the said subsidiary company.

11. PROPERTY DEVELOPMENT PROJECTS

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Land:				
At cost	41,451	55,738	3,796	3,796
At group cost	69,994	73,143	-	-
Development expenditure:				
At cost	150,407	126,364	20,904	6,959
Total	261,852	255,245	24,700	10,755
Provision for decline in value	(45,253)	(47,399)	-	-
	216,599	207,846	24,700	10,755
Non-current portion	(157,957)	(157,617)	(1,155)	(1,069)
	58,642	50,229	23,545	9,686
Portion of profit attributable to development *work performed todate*	21,185	20,319	4,248	2,792
	79,827	70,548	27,793	12,478
Progress billings	(57,262)	(29,987)	(23,219)	(11,332)
Current portion	22,565	40,561	4,574	1,146

The Group considers as current asset that portion of property projects on which development work has commenced and is expected to be completed within the normal operating cycle of one to two years. The portion transferred to current assets includes the related profit attributable to development work performed todate, net of the applicable progress billings and provision for decline in value.

As of 30 June 2001, the titles to certain parcels of land held for development of the Group with carrying values totalling RM5,683,000 (RM5,683,000 in 2000) have yet to be registered in the name of the subsidiary companies.

As of 30 June 2001, a parcel of land included in the property development projects of the Group with carrying value of RM57,212,000 (RM57,011,000 in 2000) has been charged to an offshore bank as security for banking facilities granted to an associated company.

12. INVESTMENT IN SUBSIDIARY COMPANIES

	The Company	
	2001 RM'000	2000 RM'000
Unquoted shares - at cost	313,071	313,071
Provision for diminution in value of investments	(168,749)	(168,749)
	144,322	144,322

12. INVESTMENT IN SUBSIDIARY COMPANIES (Continued)

During the financial year, Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a company incorporated in the People's Republic of China, was under liquidation. Huangshi is a 60% owned subsidiary company of Lion Biotech Pte Ltd ("Lion Biotech") which in turn is a 51% owned subsidiary company of the Company. Huangshi was principally involved in the manufacturing and packaging of pharmaceutical products and has ceased operations since 1999.

During the previous financial year, Zhuhai Lion International Bio-Tech Co Ltd ("Zhuhai"), a company incorporated in the People's Republic of China, was liquidated. Zhuhai is a 95% owned subsidiary company of Lion Biotech. Zhuhai was principally involved in the manufacturing and selling of pharmaceutical health and herbal products and has ceased operations since 1998.

The effects of the liquidation of subsidiary companies on the financial position of the Group are as follows:

	2001 RM'000	2000 RM'000
Assets and liabilities:		
Property, plant and equipment	36,906	38,258
Expenditure carried forward	-	469
Other receivables, deposits and prepayments	474	2,792
Inventories	-	1,347
Cash and bank balances	99	161
Trade payables	(9,891)	(10,005)
Other payables, deposits and accruals	(7,705)	(7,183)
Amount owing to other related companies	(64,325)	(44,532)
Short-term borrowings	(1,377)	(20,372)
Long-term loans	(14,007)	(14,001)
Goodwill on consolidation	53	55
Minority interest	5,336	5,206
Net liabilities	(54,437)	(47,805)

The effects of the abovementioned liquidation on the financial results of the Group are as follows:

	2001 RM'000	2000 RM'000
Revenue	177	799
Operating costs	(2,558)	(5,991)
Loss from operations	(2,381)	(5,192)
Finance costs	(1,784)	(7,228)
Loss before tax	(4,165)	(12,420)
Income tax expense	-	-
Loss after tax	(4,165)	(12,420)
Minority interest	-	5,642
Net loss attributable to shareholders of the Company	(4,165)	(6,778)

The effects of the liquidation on the financial position and financial results for the year ended 30 June 2000 as disclosed above comprise Huangshi and Zhuhai.

13. INVESTMENT IN ASSOCIATED COMPANIES

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Unquoted investments - at cost (less accumulated amortisation of premium on acquisition of RM181,819 (RM181,819 in 2000) for the Group)	134,984	132,795	25,000	25,000
Provision for diminution in value	-	-	(25,000)	-
	134,984	132,795	-	25,000
Share in post-acquisition results	(51,476)	(45,429)	-	-
	83,508	87,366	-	25,000

The carrying value of the Group's investment in associated companies is represented by:

	The Group	
	2001	2000
	RM'000	RM'000
Share of net assets	83,508	87,366
Premium on acquisition	182	182
Accumulated amortisation of premium	(182)	(182)
	83,508	87,366

Included in the investment in associated companies is exchange gain of RM29,850,000 (RM29,661,000 in 2000) arising on year end translation of investment in foreign associated companies.

The Group's share in results of certain associated companies have been recognised to the extent of the carrying amount of the investments. The cumulative and current year's unrecognised share of losses amounted to RM144.9 million (RM120.8 million in 2000) and RM24.1 million (RM21.3 million in 2000) respectively.

14. OTHER INVESTMENTS

	The Group 2001 RM'000	The Group 2000 RM'000	The Company 2001 RM'000	The Company 2000 RM'000
Shares quoted in Malaysia:				
At cost	4,854	4,854	4,823	4,823
Shares quoted outside Malaysia:				
At cost	56	56	56	56
Unquoted investments:				
At cost				
Ordinary shares	35,511	36,337	400	400
Preference shares	43,613	43,613	43,613	43,613
Provision for diminution in value	(227)	(227)	-	-
	78,897	79,723	44,013	44,013
Total	83,807	84,633	48,892	48,892
Market value of quoted shares	2,683	5,436	2,678	5,414

The above unquoted preference shares represent 5-year cumulative redeemable preference shares of RM0.01 each in Likom Computer System Sdn Bhd ("LCS"), a related party of the Company. These preference shares were due for redemption on 28 June 2001.

The Company has entered into a supplemental agreement on 10 July 2001 with LCS and Likom Electronic Pte Ltd ("LEL") to defer the redemption date from 28 June 2001 until the earlier of the following dates ("Redemption Date"):

(i) within 21 days from the listing date of LEL on the Singapore Exchange Securities Trading Limited ("SGX-ST"); and

(ii) on 28 December 2002.

Additional securities which approximate the redemption sum plus an interest at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad for the period from 29 June 2001 until the Redemption Date is to be provided as consideration for the proposed deferment.

The said proposed deferment is pending the approvals from the shareholders of the Company and other relevant authorities.

15. EXPENDITURE CARRIED FORWARD

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Preliminary and pre-operating expenses at cost:				
At beginning of year	-	7,011	-	-
Translation difference	-	16	-	-
Write-off	-	(6,744)	-	-
Effect on liquidation of subsidiary company	-	(283)	-	-
At end of year	-	-	-	-
Proprietary technology and patents and development expenditure at cost:				
At beginning of year	34,704	34,189	1,789	2,600
Translation difference	15	90	-	-
Addition during the year	260	1,527	-	8
Effect on liquidation of subsidiary company	-	(283)	-	-
Write-off	(16,721)	(819)	(236)	(819)
At end of year	18,258	34,704	1,553	1,789
	18,258	34,704	1,553	1,789
Cumulative amortisation:				
At beginning of year	(7,472)	(9,025)	(1,257)	(1,049)
Translation difference	(8)	(20)	-	-
Effect on liquidation of subsidiary company	-	97	-	-
Write-off	3,781	5,242	-	-
Amortisation for the current year	(1,556)	(3,766)	-	(208)
At end of year	(5,255)	(7,472)	(1,257)	(1,257)
Net	13,003	27,232	296	532
Provision for write down	-	(12,704)	-	-
	13,003	14,528	296	532
Deferred foreign exchange loss - net				
At beginning of year	-	76,000	-	-
Write-off	-	(76,000)	-	-
At end of year	-	-	-	-
	13,003	14,528	296	532

In view of the negotiations undertaken by the Group with the bankers for the restructuring and rescheduling of the bank borrowings, the balance of the unamortised deferred foreign exchange loss was written off to the income statement in 2000.

16. GOODWILL

The movements in goodwill are as follows:

	The Group	
	2001	2000
	RM'000	RM'000
Goodwill on consolidation/Purchased goodwill		
At beginning of year	329,969	329,969
Effect on liquidation of subsidiary company	(72)	-
At end of year	329,897	329,969
Cumulative amortisation:		
At beginning of year	(74,818)	(61,621)
Effect on liquidation of subsidiary company	19	-
Amortisation for the current year	(13,197)	(13,197)
At end of year	(87,996)	(74,818)
	241,901	255,151
Negative goodwill		
At beginning and end of year	84,147	84,147
Cumulative credit:		
At beginning of year	(19,024)	(15,667)
Credited to income statement for the current year	(3,357)	(3,357)
At end of year	(22,381)	(19,024)
	61,766	65,123
Net	180,135	190,028

17. INVENTORIES

Inventories consist of the following:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Property:				
Completed units for sale (net of provision for write down of RM7,877,400 (RM5,660,900 in 2000) for the Group and RM Nil for the Company (RM Nil in 2000))	24,563	26,819	7,802	7,802
Products at cost:				
Raw materials	50,516	82,843	-	-
Work-in-progress	4,210	2,677	-	-
Finished goods	105,431	92,923	-	-
General and consumable stores	49,779	44,947	-	-
Goods-in-transit	23,873	59	-	-
	233,809	223,449	-	-
Less: Provision for inventories obsolescence	(1,680)	(3,059)	-	-
	232,129	220,390	-	-
Net	256,692	247,209	7,802	7,802

As of 30 June 2001, the title to a completed unit for sale of the Company with carrying value amounting to RM7,503,000 (RM7,503,000 in 2000) has yet to be registered in the name of the Company.

18. AMOUNT DUE BY/(TO) CONTRACT CUSTOMERS

Amount due by/(to) contract customers, pertaining to a subsidiary company, consists of the following:

	The Group	
	2001 RM'000	2000 RM'000
Contract cost	727,830	721,430
Profit attributable to work performed todate	29,167	28,805
Total	756,997	750,235
Progress billings	(753,972)	(746,477)
Amount due by contract customers	3,025	3,758
Contract cost	113,565	113,079
Profit attributable to work performed todate	4,274	4,205
Total	117,839	117,284
Progress billings	(119,295)	(118,637)
Amount due to contract customers	(1,456)	(1,353)

As of 30 June 2001, retentions held by customers for contract works amounted to RM6,307,000 (RM9,689,000 in 2000).

18. AMOUNT DUE BY/(TO) CONTRACT CUSTOMERS (Continued)

Current charges to contract cost include the following:

	The Group	
	2001	2000
	RM'000	RM'000
Depreciation of property, plant and equipment (Note 9)	63	84

19. TRADE RECEIVABLES

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Trade receivables	185,561	209,052	2,851	732
Less: Provision for doubtful debts	(6,560)	(10,007)	(152)	(152)
	179,001	199,045	2,699	580
Retention monies	6,307	9,689	-	-
	185,308	208,734	2,699	580
Lease, hire-purchase and loan receivables	18,523	18,668	-	-
Less: Provision for doubtful debts	(18,523)	(18,668)	-	-
	-	-	-	-
	185,308	208,734	2,699	580

20. OTHER RECEIVABLES, DEPOSITS AND PREPAYMENTS

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Other receivables, deposits and prepayments	172,180	129,203	69,138	29,232
Less: Provision for doubtful debts	(30,290)	(4,947)	(25,811)	(505)
	141,890	124,256	43,327	28,727

21. ULTIMATE HOLDING COMPANY AND RELATED COMPANIES TRANSACTIONS

The immediate holding company is Umatrac Enterprises Sdn Bhd. The Directors regard Amsteel Corporation Berhad as its ultimate holding company. Both the companies are incorporated in Malaysia.

Related companies refer to members of the Amsteel Corporation Berhad group of companies.

21. ULTIMATE HOLDING COMPANY AND RELATED COMPANIES TRANSACTIONS (Continued)

(a) **Amount owing by ultimate holding company and amount owing by/to other related companies**

The amount owing by ultimate holding company comprises:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Amount owing by ultimate holding company	**1,312,191**	1,229,694	**412,901**	378,858
Less: Provision for doubtful debts	**(305,300)**	-	**(305,300)**	-
	1,006,891	1,229,694	**107,601**	378,858

The amount owing by the ultimate holding company and amount owing by/to other related companies, which bear interest at 1% above the respective companies' cost of funds, arose mainly from progress billings, inter-company sales, prior years' inter-company advances and expenses paid on behalf and have no fixed repayment terms.

The recoverability of the amounts owing by the ultimate holding company and other related companies is dependent on the successful implementation of the proposed restructuring scheme as explained in Note 2.

(b) **Amount owing by/to subsidiary companies**

The amount owing by subsidiary companies (included under current assets) comprises:

	The Company	
	2001 RM'000	2000 RM'000
Amount owing by subsidiary companies	**1,014,894**	1,036,145
Less: Provision for doubtful debts	**(88)**	(88)
	1,014,806	1,036,057
Amount owing to subsidiary companies (included under current liabilities)	**237,252**	223,112

The amounts owing by/to subsidiary companies arose mainly from inter-company advances, interest and dividend receivable and payable and contract billings which during the year amounted to RM126,000 (RM Nil in 2000) in respect of construction contracts undertaken by a subsidiary company.

The amount owing by subsidiary companies are either interest-free or bear interest at rates ranging from nominal value to 0.6% (nominal value to 10.8% in 2000) per annum and have no fixed repayment terms.

The amount owing by a subsidiary company under liquidation of RM10,810,000 (net of provision for doubtful debts of RM25,224,000 (Note 6) made in 2001) is reclassified to other receivables, deposits and prepayments (Note 20).

The amount owing to subsidiary companies are either interest-free or bear interest at rates ranging from 0.01% to 8.9% (1.1% to 11.0% in 2000) per annum and have no fixed repayment terms.

21. ULTIMATE HOLDING COMPANY AND RELATED COMPANIES TRANSACTIONS (Continued)

Significant transactions of the Company and subsidiary companies with related companies during the financial year, in addition to those disclosed in Note 5, are as follows:

Name of Company	Nature	The Group RM'000	The Company RM'000
Amsteel Corporation Berhad	Interest income	82,034	34,010
Sukhothai Food Sdn Bhd	Interest income	886	886
Amsteel Securities (M) Sdn Bhd	Rental income	238	238
Angkasa Marketing Berhad	Sales of goods	520,433	-
	Purchase of raw materials	182,997	-
	Interest income	13,090	-
	Interest expense	3,551	3,551
Singa Logistics Sdn Bhd	Transportation charges	6,128	-
Araprop Development Sdn Bhd	Progress billings for contract work	5,957	-
	Interest expense	1,095	1,095
	Interest income	702	-
Parkson Corporation Sdn Bhd	Rental income	3,976	-
Ayer Keroh Resort Sdn Bhd	Progress billings for contract work	1,868	-
	Interest income	523	-
Lion Tooling Sdn Bhd	Purchase of tooling	1,815	-
Posim Petroleum Marketing Sdn Bhd	Purchase of consumables	874	-
Lion Metal Industries Sdn Bhd	Rental expenses	634	-
Chocolate Products (Malaysia) Berhad	Interest expense	619	-

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

(c) Amount owing by/to associated companies

The amounts owing by/to associated companies arose mainly from advances and have no fixed repayment terms. The amounts owing by associated companies of the Group are interest-free whilst the amounts owing to associated companies of the Group are interest-free or bear interest at 8% per annum (nominal amount of interest in 2000).

The amount owing by associated company of the Company is interest-free (interest-free in 2000) whilst the amount owing to associated company of the Company bears interest at 8% per annum (nominal amount of interest in 2000).

22. DEPOSITS, CASH AND BANK BALANCES

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Fixed deposits with:				
Licensed banks:				
Restricted	306	871	49	49
Unrestricted	75,555	55,574	3,199	2,904
	75,861	56,445	3,248	2,953
Licensed financial institutions	950	950	-	-
Housing Development Accounts	5,960	8,320	1,224	2,753
Cash and bank balances	18,410	16,282	752	85
	101,181	81,997	5,224	5,791

The Housing Development Accounts are maintained in accordance with Section 7(A) of the Housing Developers (Control and Licensing) Act, 1966. These accounts, which consist of monies received from purchasers, are for the payment of property development expenditure incurred. The surplus monies, if any, will be released to the Company and certain subsidiary companies upon the completion of the property development projects and after all property development expenditure has been fully settled.

Included in fixed deposits of the Group and the Company are amounts of RM306,000 (RM871,000 in 2000) and RM49,000 (RM49,000 in 2000) respectively pledged to certain local banks as security for bank guarantees granted.

23. TRADE PAYABLES

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Trade payables	144,106	158,776	2,840	160
Retention monies	20,979	28,726	1,036	208
	165,085	187,502	3,876	368

24. OTHER PAYABLES, DEPOSITS AND ACCRUALS

Included in the other payables, deposits and accruals of the Group are:

(a) amounts totalling RM257 million (RM227 million in 2000) relating to cost for construction work-in-progress of a subsidiary company;

(b) an amount of RM159 million (RM149 million in 2000) representing advance billings received from a related party in respect of construction contracts which bear interest at 9% per annum (interest-free in 2000);

(c) amounts totalling RM145 million (RM72 million in 2000) representing interest accrued relating to certain of the principal borrowings; and

(d) an amount of RM5.5 million (RM5.5 million in 2000) representing refundable deposit received from a related party pursuant to a proposed sale of office space/business suites to be developed by a subsidiary company to the said related party. The said proposed sale was aborted in 1998.

25. LEASE AND HIRE-PURCHASE LIABILITIES

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Lease and hire-purchase	582	257	-	49
Portion due within one year	(156)	(240)	-	(49)
Non-current portion	426	17	-	-

The non-current portion of the lease and hire-purchase obligations are payable as follows:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Financial year ending 30 June:				
2002	-	17	-	-
2003	142	-	-	-
2004 to 2006	284	-	-	-
	426	17	-	-

Lease and hire-purchase obligations bear interest at rates ranging from 6.5% to 10.0% (5.8% to 10.0% in 2000) per annum.

26. SHORT-TERM BORROWINGS

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Short-term loans from financial institutions:				
Secured	11,377	11,377	-	-
Unsecured	1,040,857	1,054,711	132,331	113,206
Bank overdrafts:				
Unsecured	128,266	130,508	1,178	1,068
Bills payable	108,196	95,899	-	-
Portion of long-term loans due within one year (Note 27):				
Secured	63,390	63,390	-	-
Unsecured	620,108	620,108	100,000	100,000
	1,972,194	1,975,993	233,509	214,274

The short-term loans pertaining to certain subsidiary companies are secured by charges on the property, plant and equipment, investment property and other assets of the subsidiary companies and are guaranteed by the Company.

The short-term borrowings bear interest at rates ranging from 4.5% to 12.0% (4.9% to 12.0% in 2000) per annum.

26. **SHORT-TERM BORROWINGS** (Continued)

As stated in the last report, the Group and the Company has ceased servicing certain of its short-term borrowings to facilitate the finalisation and subsequent implementation of the proposed restructuring scheme as mentioned in Note 2. As a result, certain principal bankers have frozen or withdrawn existing credit facilities of the Group and the Company.

In addition, a subsidiary company is presently re-negotiating with its bankers to extend the repayment schedules on existing borrowings.

Included in the above outstanding amounts of the Group and the Company are amounts totalling RM102.4 million (RM94.5 million in 2000) and RM20.0 million (RM20.0 million in 2000) respectively which have been sold by the licensed banks and financial institutions to Danaharta Group (comprising Pengurusan Danaharta Nasional Bhd, Danaharta Managers Sdn Bhd, Danaharta Urus Sdn Bhd and Danaharta Managers (L) Ltd). The original terms and conditions contained in the loan agreements with the licensed banks and financial institutions remain unchanged.

27. **LONG-TERM LOANS**

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Outstanding loans:				
Secured:				
Principal	63,390	77,391	-	-
Portion due within one year (Note 26)	(63,390)	(63,390)	-	-
	-	14,001	-	-
Unsecured:				
Principal	660,108	660,108	100,000	100,000
Portion due within one year (Note 26)	(620,108)	(620,108)	(100,000)	(100,000)
	40,000	40,000	-	-
Non-current portion	40,000	54,001	-	-

The non-current portion of the long-term loans is repayable as follows:

	The Group		The Company	
	2001	2000	2001	2000
	RM'000	RM'000	RM'000	RM'000
Financial year ending 30 June:				
2002	-	54,001	-	-
2003	40,000	-	-	-

The long-term loans pertaining to certain subsidiary companies are secured by a charge on the property, plant and equipment, investment property and a fixed and floating charge over the other assets of the said subsidiary companies and is guaranteed by the Company.

The long-term loans bear interest at rates ranging from 6.0% to 9.8% (6.0% to 9.8% in 2000) per annum.

As stated in the last report, the Group has ceased servicing certain of the long-term loans to facilitate the finalisation and subsequent implementation of the proposed restructuring scheme as mentioned in Note 2. As a result, certain principal bankers have frozen or withdrawn existing credit facilities of the Group.

27. LONG-TERM LOANS (Continued)

In addition, a subsidiary company is presently re-negotiating with its bankers to extend the repayment schedules on existing borrowings.

Included in the above outstanding loans of the Group is an amount of RM63.4 million (RM63.4 million in 2000) which has been sold by a licensed bank to Danaharta Group. The original terms and conditions contained in the loan agreement with the licensed bank remain unchanged.

28. DEFERRED TAX LIABILITIES

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Balance at beginning of year	12,248	12,636	3,036	3,036
Net transfer to income statement (Note 7)	(842)	(388)	-	-
Balance at end of year	11,406	12,248	3,036	3,036

The deferred tax liabilities is in respect of the following:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Timing differences of:				
Tax effects of the Group's acquisition cost over tax base cost of certain development properties	7,684	7,831	-	-
Excess of capital allowances over book depreciation of property, plant and equipment	3,091	3,202	3,051	3,064
Unutilised capital allowances and unabsorbed tax losses	(427)	(366)	(427)	(299)
Difference in method of recognising finance and administrative expenses for tax purposes and that used for accounting purposes	657	1,235	-	-
Others	401	346	412	271
	11,406	12,248	3,036	3,036

29. SHARE CAPITAL

	The Group and The Company	
	2001 RM'000	2000 RM'000
Authorised:		
Ordinary shares of RM1.00 each	1,000,000	1,000,000
Issued and fully paid:		
Ordinary shares of RM1.00 each		
At beginning of year	593,380	593,275
Issued during the year	-	105
At end of year	593,380	593,380

29. **SHARE CAPITAL** (Continued)

The Executive Share Option Scheme ("ESOS") of the Company became effective on 15 May 2000 and the main features of the ESOS are as follows:

(a) The ESOS shall continue to be in force for a period of 5 years commencing on 15 May 2000, being the date of approval from the Registrar of Companies, Malaysia with an option to renew for a further period of 5 years upon the recommendation of the option committee.

(b) The total number of shares available under the ESOS shall not exceed in aggregate 10% of the issued share capital of the Company at any point in time during the existence of the ESOS.

(c) The ESOS is for eligible employees who are executive Directors and executive employees of Lion Land Berhad ("LLB") Group with at least 12 months of service.

(d) The options granted may be exercised at any time during the period commencing on the date of offer of the option and expiring on the date of expiry of the ESOS.

(e) The option price for each RM1.00 share may be at a discount of not more than 10% on the average of the mean market quotation of LLB shares as shown in the Daily Official List issued by the Kuala Lumpur Stock Exchange for the 5 market days immediately preceding the respective dates of offer of the option as recommended by the option committee. Notwithstanding this, the option price per share shall in no event be less than the par value of the share.

(f) The option is non-assignable.

(g) The shares to be allotted under the ESOS shall rank pari passu in all respects with the then existing shares of the Company.

The persons to whom the options have been granted have no right to participate by virtue of the options in any share issue of any other company.

The movements of number of options granted, exercised and lapsed pursuant to the ESOS during the financial year are as follows:

Exercisable from	Subscription price per share RM	Balance as of 1.7.2000	Granted	Exercised	Lapsed	Unissued shares as of 30.6.2001
19.5.2000	1.00	6,392,000	-	-	(1,886,000)	4,506,000

The exercise period for the options will lapse on 14 May 2005.

30. **RESERVES**

Distributable reserves are those available for distribution by way of dividends.

Based on the prevailing tax rate applicable to dividends, the estimated tax credits available and the tax exempt income mentioned in Note 7, the Company has sufficient tax credits to frank the payment of dividends of approximately RM40.5 million (RM41.2 million in 2000) without additional tax liabilities being incurred. Any dividend paid in excess of this amount would result in tax liability calculated at 28% on the gross amount of the additional dividend paid.

31. DIVIDENDS

The Directors propose a first and final dividend of 0.1% (0.1% in 2000), less tax, amounting to RM427,234 (RM427,234 in 2000) in respect of the current financial year. The dividend, which is subject to approval by the shareholders at the forthcoming Annual General Meeting, has been included as a liability in the financial statements. Gross dividends per share during the financial year is 0.1 sen (0.1 sen in 2000).

32. CASH AND CASH EQUIVALENTS

Cash and cash equivalents included in the cash flow statements comprise the following balance sheet amounts:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Cash and bank balances (Note 22)	18,410	16,282	752	85
Fixed deposits with (Note 22):				
Licensed banks (unrestricted)	75,555	55,574	3,199	2,904
Licensed financial institutions	950	950	-	-
Housing Development Accounts (Note 22)	5,960	8,320	1,224	2,753
Bank overdrafts (Note 26)	(128,266)	(130,508)	(1,178)	(1,068)
	(27,391)	(49,382)	3,997	4,674

33. RELATED PARTY TRANSACTIONS

Related parties are entities in which certain Directors or substantial shareholders of the Company or its subsidiary companies or persons connected to such Directors or substantial shareholders have interest, excluding those parties disclosed as related companies in Notes 12, 13 and 21.

Significant transactions undertaken with related parties during the financial year are as follows:

(a) **Sales and purchase of goods and services and interest**

Name of Company	Nature	The Group RM'000	The Company RM'000
Likom Computer System Sdn Bhd	Rental income	10,979	10,979
	Interest income	650	650
Megasteel Sdn Bhd	Sales of goods	101,863	-
	Purchase of raw materials	18,811	-
	Interest expense	9,856	-
	Progress billings for contract work	3,342	-
Angkasa Buildings Materials Pte Ltd	Sales of goods	25,485	-
Narajaya Sdn Bhd	Progress billings for contract work	4,207	-
Messer Singapore Pte Ltd	Sales of goods	3,728	-
Affin Insurance Brokers Sdn Bhd	Insurance premium	2,255	-

The Directors of the Company are of the opinion that the above transactions have been entered into in the normal course of business and have been established under terms that are no less favourable than those arranged with independent third parties.

33. RELATED PARTY TRANSACTIONS (Continued)

The outstanding balances arising from the above transactions are as follows :

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Receivables:				
Included in trade receivables	106,690	111,719	-	-
Included in other receivables	31,345	28,974	28,617	25,363
Payables:				
Included in trade payables	8,383	9,496	-	-
Included in other payables	188,483	176,596	-	74

(b) **Share options granted to Directors**

The options over ordinary shares of the Company granted to Executive Directors of the Company during the financial year are as follows:

	Unexercised options as of 30 June 2001
Datuk Cheng Yong Kim	175,000
Dato' Kamaruddin @ Abas bin Nordin	79,000

The share options were given to the Director on the same terms and conditions as those offered to other employees of the Company (Note 29).

34. SEGMENTAL INFORMATION

Financial information of the Group by industry and geographical segments is as follows:

2001	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(a) **Industry segment**			
Steel operations	812,606	10,185	2,705,846
Property	66,945	21,846	847,993
Construction	18,141	(1,391)	193,758
Others	40,694	(22,013)	274,463
	938,386	8,627	4,022,060
Non-segment activities:			
Provision for doubtful debts and loss in value of investments		(403,700)	-
Others		(69,325)	-
Share in results of associated companies/Investment in associated companies		(6,047)	83,508
		(470,445)	4,105,568

34. SEGMENTAL INFORMATION (Continued)

2001	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(b) **Geographical segment**			
Malaysia	917,686	22,516	3,771,452
Overseas	20,700	(13,889)	250,608
	938,386	8,627	4,022,060
Non-segment activities:			
Provision for doubtful debts and loss in value of investments		(403,700)	-
Others		(69,325)	-
Share in results of associated companies/Investment in associated companies		(6,047)	83,508
		(470,445)	4,105,568

2000	Revenue RM'000	Profit/(Loss) RM'000	Total Assets Employed RM'000
(a) **Industry segment**			
Steel operations	924,827	106,289	2,628,398
Property	76,400	24,297	1,129,031
Construction	13,027	(1,508)	194,791
Others	48,496	(18,918)	328,178
	1,062,750	110,160	4,280,398
Non-segment activities:			
Deferred foreign exchange loss written off		(76,000)	-
Provision for doubtful debts and loss in value of investments		(56,088)	-
Others		(53,925)	-
Share in results of associated companies/Investment in associated companies		(21,242)	87,366
		(97,095)	4,367,764
(b) **Geographical segment**			
Malaysia	1,036,384	135,299	3,974,735
Overseas	26,366	(25,139)	305,663
	1,062,750	110,160	4,280,398
Non-segment activities:			
Deferred foreign exchange loss written off		(76,000)	-
Provision for doubtful debts and loss in value of investments		(56,088)	-
Others		(53,925)	-
Share in results of associated companies/Investment in associated companies		(21,242)	87,366
		(97,095)	4,367,764

Others non-segment activities consist of finance costs net of interest income and business development expenses which are not directly attributable to any segment.

The inter-segment transactions were conducted at fair market value.

35. CONTINGENT LIABILITIES

(a) Contingent liabilities (unsecured) in respect of guarantees or indemnities given by the Group and the Company for borrowings and other credit facilities obtained and utilised by certain subsidiary companies and an associated company are as follows:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Subsidiary companies	-	-	278,973	312,630
Associated company	190,635	190,635	190,635	190,635
	190,635	190,635	469,608	503,265

(b) As of 30 June 2001, Lion Plaza Sdn Bhd, a wholly-owned subsidiary company, is contingently liable in respect of a third party fixed charge over the land included in property development projects (Note 11) in favour of an offshore bank as security for banking facilities granted to Avenel Sdn Bhd, an associated company of the Company.

(c) As of 30 June 2001, a sub-contractor has filed a legal claim against JOPP Builders Sdn Bhd, a wholly-owned subsidiary company, in the sum of RM1.6 million for alleged wrongful and unilateral termination of contract awarded. The sub-contractor also claimed a total of RM10.6 million for loss of profit and uncertified works performed in addition to the sum of RM1.6 million for which provision has been made in the financial statements. Currently, both claims are being referred to arbitration. The outcome of this matter is not presently determinable. In the opinion of the Directors, the claim of RM10.6 million has no merit and, accordingly, no provision has been made in the financial statements.

36. COMMITMENTS

(a) **Capital commitments**

As of the end of the financial year, the Group and the Company have the following capital commitments:

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Approved and contracted for:				
Acquisition of land	100,366	100,366	-	-
Acquisition of plant and machinery	162,470	233,570	-	-
	262,836	333,936	-	-
Approved but not contracted for:				
Acquisition of plant and machinery	37,681	58,148	-	-
Acquisition of investment in an unquoted corporation	19,635	19,635	-	-
	57,316	77,783	-	-
	320,152	411,719	-	-

36. COMMITMENTS (Continued)

(b) **Undertaking to subscribe shares**

As of 30 June 2001, the Company and a subsidiary company of the ultimate holding company entered into shareholders' undertaking agreements with certain financial institutions to fully subscribe for ordinary shares of Avenel Sdn Bhd ("Avenel"), an associated company. The purpose of the said undertakings is to enable Avenel to obtain loan facilities of up to RM860 million (RM860 million in 2000) at such time or from time to time as Avenel may request.

As of the end of the financial year, the amount of the loan facilities utilised by Avenel is RM763 million (RM763 million in 2000). Of this amount, the Company is contingently liable to the extent of RM190.6 million (RM190.6 million in 2000) (Note 35).

(c) **Lease commitment**

	The Group		The Company	
	2001 RM'000	2000 RM'000	2001 RM'000	2000 RM'000
Financial year ending 30 June:				
2002	6,900	-	-	-
2003	10,200	-	-	-
2004 to 2006	37,500	-	-	-
2007 to 2011	77,100	-	-	-
	131,700	-	-	-

The above commitment represents lease agreement entered into by Amsteel Mills with Johor Corporation during the financial year in conjunction with the execution of a Conditional Exchange of Asset Agreement as more fully explained in Note 39 (e).

37. SUBSIDIARY COMPANIES

The subsidiary companies, all incorporated in Malaysia except as otherwise indicated, are as follows:

Name of Company	Effective Percentage Ownership 2001 %	2000 %	Principal Activities
Property Division			
* Amble Legacy Sdn Bhd	100	100	Investment holding
Batu Pahat Enterprise Sdn Bhd	94	94	Property holding
* Beijing Trostel Property Development Co Ltd (incorporated in the People's Republic of China)	95	95	Property development
Berkat Timor Sdn Bhd	100	100	Property development
Citibaru Sendirian Berhad	100	100	Property development
* Crest Wonder Sdn Bhd	100	100	Investment holding

37. SUBSIDIARY COMPANIES (Continued)

Name of Company	Effective Percentage Ownership 2001 %	2000 %	Principal Activities
Property Division			
JOPP Builders Sdn Bhd	100	100	Contractor for construction and civil engineering works
LLB Bina Sdn Bhd	100	100	Property development
LLB Damai Sdn Bhd (formerly known as LLB Hazama Sdn Bhd)	78.5	60	Property development
LLB Damai Holdings Sdn Bhd (formerly known as LLB Hazama Incorporated Sdn Bhd)	78.5	60	Investment holding
LLB Indah Permai Sdn Bhd	100	100	Property development
Lion Courts Sdn Bhd	100	100	Investment and property holding
Lion Klang Parade Bhd	100	100	Property holding and development
Lion Plaza Sdn Bhd	100	100	Property development
Malim Jaya (Melaka) Sdn Bhd	100	100	Property development
Malim Courts Property Development Sdn Bhd	100	100	Property development and investment holding
* Matrix Control Sdn Bhd	100	100	Investment holding
Mcken Sdn Bhd	100	100	Property development
PM Holdings Sdn Bhd	100	100	Investment holding and property development
Projek Jaya Sdn Bhd	100	100	Investment holding
Seri Lalang Development Sdn Bhd	100	100	Provision of management consultancy services
Sharikat Pengangkutan East West Sdn Bhd	100	100	Provision of management consultancy services
Soga Sdn Bhd	94	94	Property development
Sucorp Enterprise Sdn Bhd	100	100	Investment holding
Sumber Realty Sdn Bhd	100	100	Property development and investment holding
Syarikat Pekan Baru Kemajuan Berhad	100	100	Property development

37. SUBSIDIARY COMPANIES (Continued)

Name of Company	Effective Percentage Ownership 2001 %	2000 %	Principal Activities
Property Division			
* Tianjin Baden Real Estate Development Co Ltd (incorporated in the People's Republic of China)	95	95	Property development
* Trial Jubilant Sdn Bhd	100	100	Investment holding
Steel Division			
* Amsteel Mills Sdn Bhd	99	99	Manufacture and marketing of steel bars, wire rods and hot briquetted iron
* Amsteel Mills Marketing Sdn Bhd (formerly known as LLB Innovation Sdn Bhd)	100	100	Marketing and sales of steel related products
* Amsteel Mills Realty Sdn Bhd	99	99	Investment holding
* LLB Steel Industries Sdn Bhd	100	100	Investment holding
* Steelcorp Sdn Bhd	99	99	Investment holding
* Slag Aggregate Sdn Bhd	100	100	Dormant
Others			
* Amarod Corporation Sdn Bhd	100	100	Manufacture of pre-stressed concrete wire and strand (yet to commence operations as of 30 June 2001)
* Hebei Weiyuan Heilen Bio-Chemical Co Ltd (incorporated in the People's Republic of China)	33	33	Manufacture of industrial chemicals and related products
* Holdsworth Investment Pte Ltd (incorporated in Singapore)	76	76	Investment holding
* Huangshi Heilen Pharmaceutical Co Ltd (incorporated in the People's Republic of China) (under liquidation)	36	36	Manufacture and packaging of pharmaceutical products (ceased operations)
Kisan Agency Sdn Bhd	100	100	Property development (yet to commence operations as of 30 June 2001)
LLB Courts Sdn Bhd	100	100	Investment and property holding
LLB Enterprise Sdn Bhd	69	69	Dormant

37. **SUBSIDIARY COMPANIES** (Continued)

Name of Company	Effective Percentage Ownership 2001 %	2000 %	Principal Activities
Others			
LLB Nominees Sdn Bhd	100	100	Investment holding
LLB Strategic Holdings Berhad	90	90	Investment holding
LLB Suria Sdn Bhd	100	100	Investment holding
* LLB Venture Sdn Bhd	100	100	Dormant
* Lion Biotech Pte Ltd (incorporated in Singapore)	61	61	Investment holding
* Lion Motor Venture Sdn Bhd	100	100	Investment holding
Marvenel Sdn Bhd	70	70	Investment holding
Sepang Education Centre Sdn Bhd	90	90	Commercial college for higher education
* Secomex Manufacturing (M) Sdn Bhd	51	51	Manufacture and marketing of industrial gases
* Shanghai Lion Plastic Industrial Co Ltd (incorporated in the People's Republic of China)	68	68	Manufacture and marketing of plastic components and related products
* Tianjin Hua Shi Auto Meter Co Ltd (incorporated in the People's Republic of China)	56	56	Manufacture of meters for motor vehicles and after sales services

* The financial statements of these companies were examined by auditors other than the auditors of the Company.

38. **ASSOCIATED COMPANIES**

The associated companies of the Group are as follows:

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2001 %	2000 %	Principal Activities
Direct					
Avenel Sdn Bhd	30 June	Malaysia	25	25	Investment holding
Indirect					
Angkasa Welded Mesh Pte Ltd	30 June	Singapore	49	49	Manufacture of welded wire mesh (yet to commence operations as of 30 June 2001)

38. ASSOCIATED COMPANIES (Continued)

Name of Company	Financial Year-end	Place of Incorporation	Effective Equity Interest 2001 %	Effective Equity Interest 2000 %	Principal Activities
Indirect					
Changchun Sanjia Carburettors Co Ltd	31 December	People's Republic of China	50	50	Manufacture of carburettors
CH-Lion Reinforcing Steel Sdn Bhd	31 December	Malaysia	20	-	Cutting and bending steel bars for sale
Kamiya Corporation Sdn Bhd	30 June	Malaysia	19	19	Property development (yet to commence operations as of 30 June 2001)
Lion Asia Investment Pte Ltd	30 June	Singapore	20	20	Investment holding
Parkson Venture Pte Ltd	30 June	Singapore	26	26	Investment holding
Sereka Jaya Sdn Bhd	31 December	Malaysia	35	35	Property development (yet to commence operations as of 30 June 2001)
Teck Chiang Investment Pte Ltd	30 June	Singapore	50	50	Property development and investment holding (yet to commence operations as of 30 June 2001)
# Tianjin Huali Motor Co Ltd	31 December	People's Republic of China	25	25	Manufacture of commercial vehicles
Wuhan Wushang & Parkson Enterprise Development Co Ltd	31 December	People's Republic of China	50	50	Mixed commercial property development cum cash and carry retail business
# Hubei Zenith Heilen Pharmaceutical Co Ltd	31 December	People's Republic of China	15	15	Manufacture and sale of pharmaceutical products

Except for Sereka Jaya Sdn Bhd, the financial statements of all the associated companies were examined by auditors other than the auditors of the Company.

\# The Group has not accounted for the investment in these associated companies under the equity method of accounting as the Directors are of the opinion that the Group is no longer in a position to exercise significant influence in their management. Accordingly, the investment costs or group costs have been included under other investments (Note 14).

39. SIGNIFICANT EVENTS

The major corporate developments of the Group during the financial year are as follows:

(a) The Initial Proposed GWRS which was announced on 5 July 2000 as disclosed in the previous report had been revised subsequent to the current financial year end, the details of which are disclosed in Note 2.

(b) LLB has entered into a conditional sale and purchase agreement on 14 December 2000 to dispose of a property, commonly referred to as the East Wing of Wisma Amsteel Securities, to Amsteel Equity Realty (M) Sdn Bhd, a wholly-owned subsidiary company of Amsteel Securities (M) Sdn Bhd, which in turn is a 83.78% owned subsidiary company of Amsteel, for a total cash consideration of RM14.88 million.

The said proposed disposal was terminated on 8 June 2001.

(c) LLB and certain of its subsidiary companies ("Scheme Companies") had filed a joint application pursuant to Section 176 subsection (1) of the Companies Act, 1965 ("the Act") with the High Court of Malaya on 16 March 2001. The aforesaid application was made to seek a Court order to convene meetings for each of the Scheme Companies for the purpose of approving the scheme of compromise and arrangement proposed to be made between each of such Scheme Companies and their respective creditors/members to facilitate the implementation of the Initial Proposed GWRS together with revisions, if any ("Scheme Meetings"). However, the Scheme Companies did not apply to the Court for an order to restrain legal proceedings against the Scheme Companies under Section 176 subsection (10) of the Act.

The High Court of Malaya had granted an order for the Scheme Companies to convene the Scheme Meetings on or before 22 February 2002.

(d) On 23 February 2001, LLB authorised Lion Biotech Pte Ltd ("Lion Biotech"), a 51% owned subsidiary company, to effect the proposed winding-up proceedings of Huangshi Heilen Pharmaceutical Co Ltd ("Huangshi"), a 60% owned subsidiary company of Lion Biotech. Huangshi was principally involved in the manufacturing and packaging of pharmaceutical products and had ceased operations since April 1999. The Intermediate People's Court of Huangshi City has approved the winding-up proceedings of Huangshi on 19 March 2001.

(e) On 13 February 2001, Amsteel Mills, a 99% owned subsidiary company of LLB together with Amsteel and Ayer Keroh Resort Sdn Bhd ("AKR"), a 70% owned subsidiary company of Amsteel, entered into a Conditional Exchange of Asset Agreement ("CEAA") with Johor Corporation ("JCorp") for the proposed acquisition by Amsteel Mills of 100% equity interest in Antara Steel Mills Sdn Bhd ("Antara") comprising 208,010,000 ordinary shares of RM1.00 each ("Antara Shares") from JCorp for a consideration of RM108.23 million ("Proposed Acquisition of Antara").

In satisfying the consideration for the Proposed Acquisition of Antara, Amsteel Mills shall procure Amsteel to undertake the following:

(i) proposed disposal of 100% equity interest in Lion Gateway Parade Sdn Bhd to JCorp by Amsteel;
(ii) cash payment of RM17.25 million to be made by AKR to JCorp; and
(iii) simultaneous proposed settlement of inter-company indebtedness between Amsteel Mills and Amsteel.

Simultaneously with the execution of the CEAA, Amsteel Mills entered into a lease agreement with Antara pursuant to which Amsteel Mills shall have the full rights and liberty to operate Antara's steel plant for an initial period commencing on 1 April 2001 and ending upon the earlier of the completion of the Proposed Acquisition of Antara and the termination of the CEAA upon the terms and conditions stated in the lease agreement.

The Proposed Acquisition of Antara is pending completion.

(f) The Company's investment of 43.613 million 5-year cumulative redeemable preference shares of RM0.01 each in LCS ("RPS") was due for redemption on 28 June 2001. LCS had proposed to defer the redemption of the RPS in view of the deferment of the listing of LEL on the SGX-ST whereby the redemption sum of the RPS was to be satisfied by the allotment and issuance of RM43.613 million worth of new ordinary shares of SGD1.00 each in LEL upon its listing on the SGX-ST ("Proposed Deferment"). The details of the Proposed Deferment are disclosed in Note 14.

40. SUBSEQUENT EVENTS

Subsequent to the financial year end:

(a) The Company had on 8 October 2001 announced the Revised Proposed GWRS in view of the prevailing adverse economic development. The details of the Revised Proposed GWRS are mentioned in Note 2.

(b) The Company had on 15 August 2001 disposed of its entire equity interest in Amsteel Mills Marketing Sdn Bhd (formerly known as LLB Innovation Sdn Bhd) ("Amsteel Mills Marketing") to Amsteel Mills for a consideration of RM1.00.

(c) By an agreement dated 10 May 1995, Amsteel Mills had appointed Angkasa as its sole distributor of steel bars and wire rods. This agreement, which was duly renewed and due to expire on 9 May 2005, was terminated with effect from 1 October 2001. Upon the termination of the said agreement, the marketing and distribution of Amsteel Mills' steel bars and wire rods has been undertaken by Amsteel Mills Marketing (Note (b)).

41. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation. These relate mainly to the following:

(a) Reclassifications of amount owing by/to subsidiary and associated companies previously included in investment in subsidiary and associated companies to their respective classification under current assets/liabilities; and

(b) Changes in presentation on items previously disclosed as "exceptional items" in the income statements to provision for doubtful debts and loss in value of investments and deferred foreign exchange loss written off.

42. GENERAL INFORMATION

The total number of employees of the Group and the Company as of 30 June 2001 were 2,949 (3,290 as of 30 June 2000) and 45 (53 as of 30 June 2000) respectively.

The registered office of the Company is located at Level 46 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

The principal place of business is located at Level 13-14 Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur.

STATEMENT BY DIRECTORS

The Directors of **LION LAND BERHAD** state that, in their opinion, the accompanying balance sheets and statements of income, cash flows and changes in equity are drawn up in accordance with the provisions of the Companies Act, 1965 and the applicable approved accounting standards in Malaysia so as to give a true and fair view of the state of affairs of the Group and of the Company as of 30 June 2001 and of the results of their businesses and the cash flows of the Group and of the Company for the year ended on that date.

Signed in accordance with
a resolution of the Directors,

DATUK CHENG YONG KIM

CHENG YONG LIANG

Kuala Lumpur,
30 October 2001

DECLARATION BY THE DIRECTOR PRIMARILY RESPONSIBLE FOR THE FINANCIAL MANAGEMENT OF THE COMPANY

I, **DATUK CHENG YONG KIM**, the Director primarily responsible for the financial management of **LION LAND BERHAD**, do solemnly and sincerely declare that the accompanying balance sheets and statements of income, cash flows and changes in equity are, in my opinion, correct and I make this solemn declaration conscientiously believing the same to be true, and by virtue of the provisions of the Statutory Declarations Act, 1960.

DATUK CHENG YONG KIM

Subscribed and solemnly declared by the
abovenamed **DATUK CHENG YONG KIM**
at **KUALA LUMPUR** in the Federal Territory
on the 30th day of October 2001.

Before me,

W-217
P. SETHURAMAN
COMMISSIONER FOR OATHS
Kuala Lumpur

MATERIAL CONTRACTS
INVOLVING DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

1. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 12 December 2000 between the Company of the one part and Amsteel Corporation Berhad ("Amsteel"), the ultimate holding company of the Company and a company wherein a Director and certain major shareholders have an interest, Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd ("Parkson"), all of which are subsidiaries of Amsteel, of the other part ("Vendors A"), and a Third Supplemental Agreement dated 8 October 2001 between the Company, Vendors A and Amsteel Mills Sdn Bhd ("Amsteel Mills"), a subsidiary of the Company, to include Amsteel Mills as a co-purchaser for the disposal by Vendors A and the acquisition by the Company and Amsteel Mills of a total of 207,209,445 ordinary shares of RM0.50 each in Chocolate Products (Malaysia) Berhad ("CPMB"), representing 59.47% equity interest in CPMB for a consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Lion Group to the Company's Scheme Companies or owing by the Company's Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the Revised Proposed GWRS.

2. Conditional Share Sale Agreement dated 5 July 2000 and First Supplemental Agreement dated 19 October 2000 between the Company and Avenel Sdn Bhd ("Avenel"), a subsidiary of Amsteel, and Second Supplemental Agreement dated 8 October 2001 between the Company, Amsteel Mills and Avenel to include Amsteel Mills as a co-purchaser for the disposal by Avenel of a total of 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim Berhad ("Posim") for a consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by Amsteel Group to the Company and Amsteel Mills.

3. Conditional Share Sale Agreement dated 5 July 2000, First Supplemental Agreement dated 19 October 2000 and Second Supplemental Agreement dated 8 October 2001 between the Company and Amsteel, wherein in consideration of Amsteel paying RM1.00 to the Company, the Company disposes 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and the Company shall pay Amsteel a sum of RM81,617,610 which represents the Company's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cashflow valuation of the future cash flows of SFI, Posim's principal assets and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by Amsteel Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by Amsteel Group to the Group.

4. Sale and Purchase Agreement dated 9 August 2000 between the Company, Narajaya Sdn Bhd, Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW"), all of which are companies wherein a Director and certain major shareholders of the Company have an interest, for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

5. Conditional Share Sale Agreement dated 19 October 2000 and First Supplemental Agreement dated 8 October 2001 between the Company and Akurjaya Sdn Bhd, a subsidiary of Amsteel for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd for a total consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 in value of Amsteel Bonds.

6. Conditional Agreement dated 13 December 2000 and Supplemental Conditional Agreement dated 10 July 2001 amongst the Company, Likom Computer System Sdn Bhd ("LCS"), a company in which a major shareholder of the Company has an interest, and LEPL, whereby the parties thereto agreed to an extension of time for the redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by the Company from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

   (a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and
   (b) on 28 December 2002.

7. Conditional Sale and Purchase Agreement dated 14 December 2000 between the Company and Amsteel Equity Realty (M) Sdn Bhd ("Amsteel Equity"), a subsidiary of Amsteel, for the disposal by the Company to Amsteel Equity of the portion of the building commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title No. H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang, Negeri Selangor, measuring approximately 21,300 square feet for a cash consideration of RM14.88 million. The agreement was terminated on 8 June 2001.

8. Guarantee Agreement dated 2 August 1996 and Supplemental Guarantee dated 10 July 2001 between the Company and Tan Sri Cheng Heng Jem, a major shareholder of the Company, whereby the parties thereto had agreed that Tan Sri Cheng shall guarantee the payment on the Maturity Date, a sum of RM43,613,000 ("Redemption Sum") and a sum ("Extension Fee") calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

9. Conditional Exchange of Asset Agreement dated 13 February 2001 between Amsteel Mills, Johor Corporation ("JCorp") and AKR, a subsidiary of Amsteel, in which:

   (a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd to Amsteel Mills for a consideration of RM108,230,000; and

   (b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (a) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 each in Lion Gateway Parade Sdn Bhd ("LGP") and assign to JCorp, shareholders' advances owing by LGP to Amsteel; and (b) AKR to pay cash of RM17.25 million to JCorp.

INFORMATION ON LEVEL 1 SPONSORED AMERICAN DEPOSITARY RECEIPT PROGRAMME

The Company had registered with the Securities and Exchange Commission of the United States of America a Level 1 Sponsored American Depositary Receipt ("ADR") Programme on 30 December 1992.

Under the ADR Programme, a maximum of 5% of the total issued and paid-up share capital of the Company will be traded in the US OTC Market in the United States of America in the ratio of one ADR for every one ordinary share of RM1.00 each fully paid in the Company. The Company's trading symbol on the US OTC Market is LONLY and its CUSIP number is 536204308.

The depositary bank for the ADR Programme is The Bank of New York and the sole custodian of the Company's shares for the ADR Programme is Malayan Banking Berhad ("MBB"), Kuala Lumpur.

As at 31 October 2001, none of the ordinary shares of the Company was deposited with MBB for the ADR Programme.

LIST OF GROUP PROPERTIES

AS OF 30 JUNE 2001

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
1.	Lot 7736, HS(D) 159945 Johor Bahru, Johor	Freehold	152 sq metres	3-storey shophouse	29	0.2	June 1991
2.	PT 19268 Mukim of Bukit Raja Klang, Selangor	Freehold	1.0 hectare	Commercial land for future development	-	2.1	27 September 1993
3.	PT 19263 Mukim of Bukit Raja Klang, Selangor	Freehold	0.5 hectare	Commercial land where development is in progress	-	3.1	27 September 1993
4.	Melaka Technology Park PT 3852, HS(D) 34924 Mukim of Cheng District of Melaka Tengah Melaka	Leasehold 14.8.2096	37.6 hectares	Factory buildings	9	106.0	September 1994
5.	PT 19254-59, 19264-66 & 19273-74 Mukim of Bukit Raja Klang, Selangor	Freehold	0.6 hectare	Commercial land where development is in progress	-	13.3	30 October 1992
6.	Lot 2764, 2835 & 3680 Mukim 14 Seberang Perai Pulau Pinang	Freehold	0.9 hectare	Land where development is in progress	-	2.1	June 1991
7.	Taman Supreme 39 Titles Mukim of Cheras Kuala Lumpur	Freehold	11.9 hectares	Land for future development	-	7.1	June 1991
8.	Lot 1110, 1111 & 2870 Mukim of Petaling District of Petaling Selangor	Freehold	8,114 sq metres	Industrial land	-	0.2	June 1991
9.	PT 862-3348 Mukim of Bacang Melaka	Leasehold 12.4.2081 (residential) 22.8.2077 (industrial)	4.9 hectares	Land where development is in progress	-	10.9	June 1991
10.	Lot 1553, Section 2 Bandar Tanjung Tokong Pulau Pinang	Freehold	0.5 hectare	Land & buildings	2	4.9	June 1991
11.	Lot 4534 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	4.6 hectares	Land where development is in progress	-	4.1	June 1991
12.	Lot 4093 Mukim of Simpang Kanan Batu Pahat, Johor	Freehold	1,201 sq metres	10-storey commercial/ office building	17	5.0	June 1991
13.	Lot 11233 HS(D) 60874 Taman Tayton, Cheras Kuala Lumpur	Freehold	620 sq metres	Land for future development	-	0.1	June 1991
14.	Lot 7623 Kepong Utara Mukim of Batu Kuala Lumpur	Leasehold 30.3.2086	4.9 hectares	Land where development is in progress	-	14.9	30 June 1990

	Address	Tenure/ Expiry Date for Leasehold	Area	Description	Age of Building (Year)	Net Book Value (RM million)	Date of Acquisition/ Last Revaluation
15.	Mukim 17 North East District Batu Ferringhi Pulau Pinang	Freehold	28.7 hectares	Land for future development	-	31.3	June 1991
16.	PT 19261 Mukim of Bukit Raja Klang, Selangor	Freehold	4.2 hectares	Office and shopping complex	7	189.0	April 1999
17.	PT 19269 Mukim of Bukit Raja Klang, Selangor	Freehold	5,463 sq metres	Commercial land for future development	-	0.8	27 September 1993
18.	Lot 408, 937 & 2090 Mukim of Plentong Johor Bahru	Freehold	2.8 hectares	Agriculture land for future development	-	0.1	June 1991
19.	Lot 59, Section 57 Kuala Lumpur	Freehold	6,556 sq metres	Commercial land for future development	-	57.2	6 September 1994
20.	PT 798 & 885 Mukim of Jerai District of Jempol Negeri Sembilan	Freehold	1.0 hectare	Land where development is in progress	-	0.7	6 September 1994
21.	PT 3494 Mukim of Bukit Raja Klang, Selangor	Leasehold 9.11.2085	24.0 hectares	Industrial land & buildings	24	47.3	22 October 1994
22.	PT 17631 Mukim of Bukit Raja Klang, Selangor	Leasehold 29.10.2091	2,880 sq metres	Industrial land & buildings	24	0.4	22 October 1994
23.	PT 23992, HS(D) 48446 Mukim of Kapar Klang, Selangor	Leasehold 29.3.2087	10.4 hectares	Industrial land	-	9.2	22 October 1994
24.	PT 3510, HS(D) 24284 Mukim of Bukit Raja Klang, Selangor	Leasehold 21.10.2088	2.9 hectares	Industrial land & buildings	6	10.5	22 October 1994
25.	Lot 2320 & 2323B Mukim of Tanjung Dua Belas District of Kuala Langat Selangor	Freehold	71.6 hectares	Industrial land & buildings	1	246.6	1996
26.	Beijing Lu, Fengxi Town Qingpu Country Shanghai, China	Leasehold 30.6.2043	7.1 hectares	Office & factory buildings	7	3.8	1 July 1993
27.	27 Nanheng Street Fuxingzhuang Hedong District Tianjin, China	Leasehold 19.12.2045	33,411 sq metres	Industrial land, office & factory	4 - 15	6.0	December 1995
28.	Tong Xian County Beijing, China	Leasehold 2.7.2045	2.9 hectares	Industrial land & buildings	7	24.1	July 1995
29.	Sun Palace Apartments Chao Yang District Beijing, China	Leasehold 22.7.2064	1,245 sq metres	Apartment building	8	3.4	1996
30.	186, Yellow River Road Zhejiazhuang New and Hi-Tech Industrial Development Zone Hebei, China	Leasehold 1.6.2026	20,100 sq metres	Industrial land & buildings	4 - 5	4.1	June 1996

ANALYSIS OF SHAREHOLDINGS

AS AT 31 OCTOBER 2001

Share Capital

Authorised Share Capital	: RM1,000,000,000
Issued and Paid-up Capital	: RM593,380,035
Class of Shares	: Ordinary shares of RM1.00 each
Voting Rights	: One (1) vote per ordinary share

Distribution of Shareholdings

Size of Shareholdings	No. of shareholders	% of shareholders	No. of shares	% of shares
Less than 1,000	6,638	18.03	1,788,403	0.30
1,000 - 10,000	26,984	73.29	83,170,125	14.02
10,001 - 100,000	2,958	8.03	76,806,865	12.94
100,001 - less than 5% of issued shares	235	0.64	234,491,742	39.52
5% and above of issued shares	2	0.01	197,122,900	33.22
	36,817	100.00	593,380,035	100.00

Substantial Shareholders	Direct Interest		Indirect Interest		
	No. of shares	% of shares	No. of shares	% of shares	No.of options [1]
1. Tan Sri Cheng Heng Jem	1,680	^	342,179,285	57.67	-
2. Lancaster Trading Company Limited	11,518,084	1.94	320,561,025	54.02	-
3. Datuk Cheng Yong Kim	591,586	0.10	329,255,407	55.49	175,000
4. Lion Realty Private Limited	-	-	329,148,223	55.47	-
5. William Cheng Sdn Bhd	7,466	^	320,561,025	54.02	-
6. Lion Holdings Sdn Bhd	12,482,614	2.10	308,078,411	51.92	-
7. Utara Enterprise Sdn Bhd	-	-	320,561,025	54.02	-
8. Lembaga Tabung Angkatan Tentera	17,360,993	2.93	299,983,946	50.56	-
9. Happyvest (M) Sdn Bhd	-	-	307,998,020	51.91	-
10. Amanvest (M) Sdn Bhd	8,297,194	1.40	299,529,946	50.48	-
11. Amsteel Corporation Berhad	1,002,783	0.17	298,527,163	50.31	-
12. Lion Corporation Berhad	756	^	299,529,190	50.48	-
13. Mirzan bin Mahathir	-	-	299,529,946	50.48	-
14. Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946	50.48	-
15. Timuriang Sdn Bhd	-	-	299,529,946	50.48	-
16. Umatrac Enterprises Sdn Bhd	296,797,060	50.02	2,732,886	0.46	-

^ *Negligible*

Directors' interest in shares in the Company and its related companies

The Directors' interest in shares in the Company and its related companies are the same as that shown in the Directors' Report for the financial year ended 30 June 2001 except for the following changes:

	Direct Interest		Indirect Interest		
	No. of shares	% of shares	No. of shares	% of shares	No.of options [1]
Datuk Cheng Yong Kim					
The Company	591,586	0.10	329,255,407	55.49	175,000
Related Companies					
Amsteel Corporation Berhad	435,000	0.03	452,743,826	35.94	-
Chocolate Products (Malaysia) Berhad	-	-	232,254,501	66.66	-
Posim Berhad	-	-	178,234,171	87.71	-
Silverstone Berhad	1,579,260	0.77	149,067,442	73.12	-
Hy-Line Berhad	-	-	*2,469	N/A	-

* Preference shares

Note:
(1) Options granted pursuant to the Company's Executive Share Option Scheme at an option price of RM1.00 per share.

Thirty Largest Registered Shareholders		No. of shares	% of shares
1.	HDM Nominees (Tempatan) Sdn Bhd DBS Bank Labuan Branch for Umatrac Enterprises Sdn Bhd	118,029,900	19.89
2.	Arab-Malaysian Nominees (Tempatan) Sdn Bhd AMMB International (L) Ltd for Umatrac Enterprises Sdn Bhd (7/383-2)	79,093,000	13.33
3.	Amsteel Equity Nominees (Tempatan) Sdn Bhd Amsteel Securities (M) Sdn Bhd for Umatrac Enterprises Sdn Bhd	26,932,544	4.54
4.	Umatrac Enterprises Sdn Bhd	21,710,844	3.66
5.	Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	20,945,239	3.53
6.	Lembaga Tabung Angkatan Tentera	17,360,993	2.93
7.	Cartaban Nominees (Tempatan) Sdn Bhd Westdeutsche Landesbank Girozentrale, Singapore Branch for Umatrac Enterprises Sdn Bhd	15,139,200	2.55
8.	HSBC Nominees (Asing) Sdn Bhd BOA (M) Bhd for Lancaster Trading Company Limited	8,000,000	1.35
9.	HSBC Nominees (Tempatan) Sdn Bhd BOA (M) Sdn Bhd for Lion Holdings Sdn Bhd	5,334,000	0.90
10.	Mayban Securities Nominees (Asing) Sdn Bhd Mayban Nominees (S) Pte Ltd for Umatrac Enterprises Sdn Bhd (MB 39A)	5,200,000	0.88

		No. of shares	% of shares
11.	Arab-Malaysian Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Horizon Towers Sdn Bhd (BK7/361-1)	4,680,000	0.79
12.	Cimsec Nominees (Tempatan) Sdn Bhd Danaharta Managers (L) Ltd for Umatrac Enterprises Sdn Bhd	4,565,605	0.77
13.	Rothputra Nominees (Tempatan) Sdn Bhd Employees Provident Fund	3,878,000	0.65
14.	Lancaster Trading Company Limited	3,518,084	0.59
15.	Lion Holdings Sdn Bhd	3,317,614	0.56
16.	RHB Capital Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amsteel Securities (M) Sdn Bhd (651001)	3,176,656	0.54
17.	Cartaban Nominees (Asing) Sdn Bhd Bank of Tokyo Mitsubishi Luxembourg S.A. for Osterreichische Volksbanken AG	3,000,000	0.51
18.	Chase Malaysia Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd	2,950,000	0.50
19.	Southern Steel Berhad	2,810,870	0.47
20.	HLB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Holdings Sdn Bhd (HLFLHSB/23/LHSB)	2,800,000	0.47
21.	Alliance Merchant Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Amanvest (M) Sdn Bhd	2,400,000	0.40
22.	Lion Management Sdn Bhd	2,020,000	0.34
23.	PAB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Umatrac Enterprises Sdn Bhd (4407027213)	2,004,072	0.34
24.	Employees Provident Fund Board	1,959,750	0.33
25.	Malaysia Nominees (Tempatan) Sendirian Berhad Amanah SSCM Asset Management Berhad for Amanah Smallcap Fund Berhad (JM730)	1,894,000	0.32
26.	HLB Nominees (Tempatan) Sdn Bhd Pledged Securities Account for Lion Development (Penang) Sdn Bhd (HLFTL148)	1,861,700	0.31
27.	Malaysia Nominees (Tempatan) Sendirian Berhad Pledged Securities Account for Amanvest (M) Sdn Bhd (01-00007-000)	1,853,000	0.31
28.	Quarry Lane Sdn Bhd	1,751,000	0.30
29.	Amsteel Equity Nominees (Asing) Sdn Bhd Amsteel Securities (HK) Limited for Konming Inv Ltd	1,588,000	0.27
30.	Menteri Kewangan Malaysia	1,515,351	0.26

OTHER INFORMATION

Non-audit Fees

The amount of non-audit fees paid or payable to external auditors for the financial year was RM90,000.

Variation in Results

The audited consolidated results of the Group for the financial year ended 30 June 2001 differed from the fourth quarter unaudited consolidated results announced on 30 August 2001 ("Announcement").

As disclosed in the Announcement, the unaudited consolidated results of the Group did not include any adjustments relating to the recoverability of certain assets or receivables which may be necessary upon the completion of discussions with lenders on the revised terms of the Proposed GWRS. The Company had since on 8 October 2001 announced the revision of certain terms of the Proposed GWRS. Accordingly, the necessary provisions have been incorporated in the audited consolidated results for the financial year ended 30 June 2001.

Apart from the provisions arising from the Revised Proposed GWRS, the audited consolidated results of the Group does not differ materially from the fourth quarter unaudited consolidated results as per the reconciliation below:

Loss (Year-to-date)		**RM'000**
As per the Announcement		(63,368)
Taking into account the provisions now ascertained pursuant to the Revised Proposed GWRS:		
- Provision for doubtful debts on amounts owing by ultimate holding company		(305,300)
- Provision for foreseeable loss on proposed disposals		(98,400)
Loss after adjustments	(a)	(467,068)
Loss as per Audited Financial Statements	(b)	(468,306)
Variance - RM'000	(c) = (b) - (a)	(1,238)
- %	(c)/(a)	-0.3%

FORM OF PROXY

I/We ....

of...

being a member/members of LION LAND BERHAD, hereby appoint ....

....

of...

or failing whom ....

of...

as my/our proxy to vote for me/us and on my/our behalf at the Seventy-First Annual General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.00 am and at any adjournment thereof.

RESOLUTIONS	FOR	AGAINST
1. To receive and adopt the Directors' Report and Audited Financial Statements		
2. To approve a first and final dividend		
3. To approve Directors' fees		
4. To re-elect as Director, Y. Bhg. Tan Sri Datuk Asmat bin Kamaludin		
5. To re-elect as Director, Mr Heah Sieu Lay		
6. To re-elect as Director, Y. Bhg. Tan Sri Dato' Musa bin Hitam		
7. To re-elect as Director, Y. Bhg. Datuk Cheng Yong Kim		
8. To re-appoint Auditors		
9. Authority to Directors to issue shares		

Please indicate with an 'X' how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my hand this .... day of ....2001.

No. of Shares .... Signed ....

Representation at Meeting

- A member entitled to attend and vote at the Annual General Meeting is entitled to appoint a proxy to attend and vote instead of him.
- A proxy need not be a member of the Company.
- The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or signed by its attorney or by an officer on behalf of the corporation.
- The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your shares in LION LAND BERHAD, you should at once send this Circular together with the enclosed Form of Proxy to the agent through whom the sale was effected for onward transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from its reliance upon the whole or any part of the contents of this Circular.

LION LAND BERHAD (415-D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

IN RELATION TO THE

(1) PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION; AND

(2) PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

AND

NOTICE OF EXTRAORDINARY GENERAL MEETING

The Notice convening an Extraordinary General Meeting of LION LAND BERHAD to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.45 am or immediately after the Seventy-First Annual General Meeting of the Company scheduled to be held on the same day at 11.00 am, whichever shall be the later, is set out in this Circular together with a Form of Proxy enclosed herewith.

The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

Last day and time for lodging the Form of Proxy : 22 December 2001 at 11.45 am

This Circular is dated 30 November 2001

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular :

"LLB" or "Company"	:	Lion Land Berhad
"LLB Group"	:	LLB and its subsidiary companies
"Board of Directors"	:	The Board of Directors of the Company
"EGM"	:	Extraordinary General Meeting
"KLSE"	:	Kuala Lumpur Stock Exchange
"Proposed Amendments"	:	The proposed amendments to the object clauses of the Memorandum of Association of the Company
"Proposed Adoption"	:	The proposed adoption of a new Articles of Association of the Company

CONTENTS

LETTER TO THE SHAREHOLDERS OF LION LAND BERHAD

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

30 November 2001

Directors

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Dr. Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: The Shareholders of LION LAND BERHAD

Dear Sir/Madam

- PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION OF THE COMPANY
- PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION OF THE COMPANY

1. INTRODUCTION

On 7 June 2001, the Board of Directors announced that it proposed to amend the object clauses of the Memorandum of Association and adopt a new Articles of Association of the Company. The Board of Directors wishes to seek your approval for the Proposed Amendments and Proposed Adoption as set out in sections 2 and 3 hereinbelow and Appendix 2 herein respectively.

The purpose of this Circular is to provide you with the details and rationale of the Proposed Amendments and the Proposed Adoption, to set out the Board's recommendations thereon and to seek your approval on the special resolution pertaining to the Proposed Amendments and the Proposed Adoption to be tabled at the forthcoming EGM.

2. DETAILS AND RATIONALE OF THE PROPOSED AMENDMENTS

The Proposed Amendments set out below are now subject to and conditional upon the approval of the shareholders of the Company.

That the existing Clause 60 and Clause 69 which read as follows :

Existing Clause 60

"To borrow or raise or secure the payment of money by mortgage, or by the issue of debentures or debenture stocks, perpetual or otherwise, or in such other manner as the Company shall think fit, and for the purposes aforesaid or for any other lawful purpose to charge all or any of the Company's property or assets present and future, including its uncalled capital, and collaterally or further to secure any securities of the Company by a trust deed."

Existing Clause 69

"To guarantee payment or performance of any debts, contracts or obligations, or become security for any person, firm or company for any purpose whatsoever, and to act as agents for the collection, receipt of payment or money, and generally to act as agents for and render services to customers and others."

be deleted and substituted therefor with the following :

Proposed Clause 60

"To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be."

Proposed Clause 69

"To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital, and otherwise to assist any such person or company."

The Proposed Amendments are to facilitate the Company to carry on its dealings with third parties.

3. DETAILS AND RATIONALE OF THE PROPOSED ADOPTION

The Proposed Adoption enclosed as Appendix 2 herein is now subject to and conditional upon the approval of the shareholders of the Company.

The Proposed Adoption is to bring the Articles of Association of the Company in line with the amendments made to the KLSE's Listing Requirements, the Companies Act, 1965 and the Rules of the Malaysian Central Depository Sdn Bhd so as to enhance the administrative efficiency of the Company and where relevant, to render consistency throughout the new Articles of Association.

4. EXTRAORDINARY GENERAL MEETING

An EGM, notice of which is enclosed in this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.45 am or immediately after the Seventy-First Annual General Meeting of the Company scheduled to be held on the same day at 11.00 am, whichever shall be the later, for the purpose of considering and, if thought fit, passing the special resolutions to give effect to the Proposed Amendments and the Proposed Adoption.

In the event that you wish to appoint a proxy to attend and vote in your stead, a Form of Proxy is enclosed in this Circular which you are required to complete and deposit at the Registered Office of the Company not later than forty-eight (48) hours before the time set for the EGM. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the EGM should you subsequently decide to do so.

5. DIRECTORS' AND MAJOR SHAREHOLDERS' INTERESTS

None of the Directors and Major Shareholders or persons connected to the Directors and Major Shareholders of the Company have any interests direct or indirect, in the Proposed Amendments and the Proposed Adoption.

6. DIRECTORS' RECOMMENDATION

Your Directors, having considered all aspects of the Proposed Amendments and the Proposed Adoption, are of the opinion that they are in the best interest of the Company and accordingly, recommend that you vote in favour of the special resolutions for the Proposed Amendments and the Proposed Adoption at the forthcoming EGM.

7. FURTHER INFORMATION

Shareholders are requested to refer to the attached appendices for further information.

Yours faithfully,
For and on behalf of the Board
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

FURTHER INFORMATION

1. **DIRECTORS' RESPONSIBILITY STATEMENT**

This Circular has been seen and approved by the Board of Directors of LLB who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no material facts, the omission of which would make any statement in this Circular misleading.

2. **MATERIAL CONTRACTS**

Save as disclosed below, the LLB Group has not entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business.

i) Equity Transfer Agreement dated 24 March 2000 between LLB Suria Sdn Bhd, a wholly-owned subsidiary of LLB and Tianjin Automotive Industry (Group) Co Ltd for the disposal of 25% equity interest in Tianjin Huali Motor Co Ltd for a cash consideration of Rmb65 million (equivalent to approximately RM29.83 million).

ii) Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte Ltd ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co Ltd ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 14 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co Ltd to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61.30 million (equivalent to approximately RM28.12 million).

iii) Conditional Share Sale Agreement dated 5 July 2000 between LLB of the one part and Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Amsteel Corporation Berhad ("Amsteel"), Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (Collectively to be known as "Vendors A") of the other part for the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in Chocolate Products (Malaysia) Berhad ("CPMB") to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

iv) Conditional Share Sale Agreement dated 5 July 2000 between LLB and Avenel Sdn Bhd ("Avenel") for the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each representing 83.77% equity interest in Posim Berhad ("Posim") to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

v) Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents 25% share of the Avenel's net liabilities of RM92,380,000 based on the net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd ("SFI"), Posim's principal asset) to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

vi) Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd, Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with building erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

vii) First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each in CPMB to LLB.

viii) First Supplemental Agreement dated 19 October 2000 between LLB and Avenel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each in Posim to LLB.

ix) First Supplemental Agreement dated 19 October 2000 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel from LLB.

x) Conditional Share Sale Agreement dated 19 October 2000 between LLB and Akurjaya Sdn Bhd ("Akurjaya") for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") for a total consideration of RM33,350,000 to be settled by way of netting off against the consideration payable by the LLB Group to the Amsteel Group pursuant to the proposed acquisitions of assets by the LLB Group from the Amsteel Group under the Conditional Share Sale Agreements executed on 5 July 2000.

xi) Second Supplemental Agreement dated 12 December 2000 between LLB of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each in CPMB to LLB.

xii) Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn. Bhd. ("LCS") and LEPL, whereby the parties thereto agreed to vary the mode of redemption by LCS of 43,613,000 5-years cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

xiii) Conditional Sale and Purchase Agreement dated 14 December 2000 between LLB and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title No. H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang, Negeri Selangor measuring approximately 3,966 square metres for a cash consideration of RM14.88 million.

xiv) Conditional Exchange of Assets Agreement ("CEAA") dated 13 February 2001 between Amsteel Mills Sdn Bhd ("Amsteel Mills"), Johor Corporation ("JCorp"), Amsteel and AKR in which:

(a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd ("Antara") to Amsteel Mills for a consideration of RM108,230,000; and

(b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (a) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn Bhd ("LGP") and assign to JCorp all sums owing by LGP to Amsteel; and (b) AKR to transfer to JCorp, 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd.

xv) Lease Agreement dated 13 February 2001 between Antara and Amsteel Mills pursuant to which Amsteel Mills has full rights and liberty to operate Antara's steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the CEAA dated 13 February 2001 is terminated for any reason whatsoever.

xvi) Supplemental Conditional Agreement dated 10 July 2001 between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties agreed to an extension of time for the redemption of the RPS held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date") :

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

(b) on 28 December 2002.

xvii) Supplemental Guarantee dated 10 July 2001 between LLB and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 between LLB and Tan Sri Cheng Heng Jem, whereby the parties had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

xviii) Second Supplemental Agreement dated 8 October 2001 between LLB and Amsteel Mills of the one part and Avenel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between LLB and Avenel, to include the inclusion of Amsteel Mills as a co-purchaser and the disposal by Avenel of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by the Amsteel Group to LLB and Amsteel Mills.

xix) Second Supplemental Agreement dated 8 October 2001 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimated adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim, to be satisfied by netting off the existing inter-company indebtedness owing by the Amsteel Group to the LLB Group.

xx) Third Supplemental Agreement dated 8 October 2001 between LLB and Amsteel Mills of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include Amsteel Mills as a co-purchaser and the disposal by Vendors A and the acquisition by LLB and Amsteel Mills of 207,209,445 ordinary shares of RM0.50 each in CPMB for a revised consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Lion Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the LLB Group.

xxi) First Supplemental Agreement dated 8 October 2001 between LLB and Akurjaya amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB to Akurjaya of 100% equity interest in Lion Plaza, for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds.

xxii) Conditional Share Sale Agreement dated 8 October 2001 between LLB and Amsteel Mills for the disposal by Amsteel Mills to LLB of RM33,900,000 in value of ordinary shares of RM0.50 in CPMB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 LLB Bonds.

3. MATERIAL LITIGATION

Save as disclosed below, the LLB Group is not engaged in any material litigation, claims and arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of the LLB Group and the Board of Directors of LLB has no knowledge of any proceedings pending or threatened against the LLB Group or of any facts likely to give rise to any proceedings which may materially and adversely affect the financial position of the LLB Group as at the date of this Circular.

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Banker Berhad) ("Affin") has sued LLB for recovery of the sum of RM31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM30 million granted by Affin to LLB vide Affin's letter of offer dated 27 August 1997. The Court has not fixed a hearing date yet.

The Directors of LLB have been advised that LLB has a defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of LLB.

(b) the Audited Financial Statements of LLB for each of the past two (2) financial years ended 30 June 2000 and 2001.

(c) material contracts referred to in Appendix I, section 2 above.

(d) material litigation referred to in Appendix I, section 3 above.

THE COMPANIES ACT, 1965
MALAYSIA

PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

LION LAND BERHAD (415-D)

TABLE A

1. The articles contained in Table A in the Fourth Schedule to the Act are excluded and shall not apply to the Company except so far as the same are repeated or contained in these articles.

INTERPRETATION

2. (a) In these articles :

"Act"	means the Companies Act, 1965 and any statutory modification, amendment or re-enactment thereof;
"Approved Market Place"	means a stock exchange which is specified to be an approved market place in the Securities Industry (Central Depositories) (Exemption) (No 2) Order 1998;
"articles"	means these Articles of Association as originally framed or as altered from time to time by resolution;
"Auditors"	means the auditors for the time being of the Company;
"Board"	means the board of Directors of the Company;
"Central Depositories Act"	means the Securities Industry (Central Depositories) Act 1991 and any statutory modification, amendment or re-enactment thereof;
"Central Depository"	means Malaysian Central Depository Sendirian Berhad;

"clear days"	means in relation to a period of notice that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;
"Company"	means LION LAND BERHAD;
"Depositor"	means a holder of a securities account;
"Deposited Security"	means a security, as defined in section 2 of Central Depositories Act, standing to the credit of a securities account of a Depositor and subject to the provisions of the Central Depositories Act and the Rules;
"Director"	means a Director of the Company;
"Exchange"	means Kuala Lumpur Stock Exchange;
"Listing Requirements"	means the Listing Requirements of the Kuala Lumpur Stock Exchange including any amendment to the Listing Requirements that may be made from time to time;
"market day"	means any day between Mondays and Fridays, which is not a market holiday of the Exchange or public holiday;
"member"	means any person for the time being holding shares in the Company and whose name appears in (i) the Register of Members (except the Malaysian Central Depository Nominees Sdn Bhd) or (ii) the Record of Depositors;
"Record of Depositors"	means a record provided by the Central Depository to the Company under chapter 24.0 of the Rules;
"resolution"	in relation to a resolution of the Company, means an ordinary resolution;
"Rules"	has the meaning given in section 2 of the Central Depositories Act;
"seal"	means the common seal of the Company;
"Secretary"	means any person appointed to perform the duties of a secretary of the Company;
"securities account"	shall have the meaning assigned to such expression in the Central Depositories Act; and
"treasury shares"	has the meaning ascribed to it in the Act and article 11 of these articles.

2. (b) In these articles :

(1) headings and underlinings are for convenience only and do not affect the interpretation of these articles;

(2) words importing the singular include the plural and vice versa;

(3) words importing a gender include the neuter gender;

(4) unless the contrary intention appears, an expression importing a natural person includes any corporation;

(5) unless the contrary intention appears, an expression referring to writing includes printing, lithography, photography and other modes of representing, or reproducing words in a visible form;

(6) unless the contrary intention appears, words or expressions contained in these articles must be interpreted in accordance with the provisions of the Interpretation Act 1967 as in force at the date at which these articles become binding on the Company;

(7) unless the contrary intention appears, an expression has, in any of these articles that deals with a matter dealt with by any provision of the Act, the same meaning as in that provision of the Act;

(8) notwithstanding the Act and these articles, all dealings and transactions in respect of any security of the Company which has been prescribed by the Exchange and deposited with the Central Depository shall be governed by the provisions of the Central Depositories Act and the Rules, which application shall extend to any additional listing of such security and all other types of securities issued by the Company for listing on the Exchange;

(9) notwithstanding section 100 of the Act, a depositor whose name appears in the Record of Depositors maintained by the Central Depository pursuant to section 34 of the Central Depositories Act, in respect of the securities of the Company which have been deposited with the Central Depository shall be deemed to be a member, debenture holder, interest holder or option holder, as the case may be, of the Company, and shall, subject to the provisions of the Central Depositories Act and any regulations made thereunder, be entitled to the number of securities stated in the Record of Depositors and all rights, benefits, powers and privileges and be subject to all liabilities, duties and obligations in respect of, or arising from, such securities.

SHARE CAPITAL

3. (a) The authorised share capital of the Company is RM1,000,000,000 divided into 1,000,000,000 ordinary shares of RM1.00 each. Authorised share capital

(b) Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act and to these articles, shares in the Company for the time being unissued (whether forming part of the original capital or of any increase in capital) are under the control of the Directors who may issue, allot or otherwise dispose of such shares to such persons on such terms and conditions and at such times and with such preferred, deferred or other special rights or such restrictions whether with regard to dividend, voting, return of capital or other matters as the Directors determine, but the Directors shall comply with the following conditions :

(1) No shares may be issued at a discount except in compliance with section 59 of the Act;

(2) In the case of shares offered to the public for subscription the amount payable on application on each share shall not be less than five per cent (5%) of the nominal amount of the share; and

(3) In the case of shares other than ordinary shares no special rights shall be attached unless the same have been expressed in these articles.

(c) (1) No member is entitled to a certificate in respect of any Deposited Security except in accordance with the Rules and any applicable law; and Deposited Security

(2) The Central Depository or its nominee company shall be entitled to receive jumbo certificates in denominations requested by the Central Depository or its nominee company for the Deposited Security which shall be issued in accordance with the Central Depositories Act and the Rules. If the Central Depository or its nominee company shall require more than one jumbo certificate in respect of the Deposited Security, it shall pay such fee as the Directors may from time to time determine and which the Company may be permitted to charge by law and by the Exchange plus any stamp duty payable under any law for the time being in force.

4. (a) The Company may exercise the power to pay commission conferred by the Act if : Power of paying commission and brokerage

(1) the rate or the amount of the commission paid or agreed to be paid is disclosed in the manner required by the Act; and

(2) the commission does not exceed ten per cent (10%) of the price at which the shares in respect of which the commission is paid are issued.

(b) The commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly by the payment of cash and partly by the allotment of fully or partly paid shares.

(c) The Company may, on any issue of shares, also pay such brokerage as may be required for such issue.

NEW SHARES TO BE OFFERED TO MEMBERS

5. (a) Subject to any direction to the contrary that may be given by the Company in general meeting, all new shares or other convertible securities shall, before issue be offered to such persons as at the date of the offer are entitled to receive notices from the Company of general meetings in proportion as nearly as circumstances admit, to the amount of the existing shares or securities to which they are entitled. Issue of new shares to members

(b) The offer shall be made by notice specifying the number of shares or securities offered and limiting a time within which the offer, if not accepted, will be deemed to be declined.

(c) The Directors may, after the expiration of the time referred to in article 5(b) or on receipt of an intimation from the member to whom the offer is made that he declines to accept the shares or securities offered, issue those shares, together with any shares that cannot, in the opinion of the Directors, be conveniently offered under this article by reason of the proportion that the shares offered bear to shares already held, in such manner as they think most beneficial to the Company.

(d) The Company shall ensure that all new issue of securities and all other types of securities proposed to be listed on the Exchange, including any additional listing of such securities (except where the Company is specifically exempted from compliance with section 38 of the Central Depositories Act, in which event it shall so similarly be exempted from compliance with this requirement), are made by way of crediting the securities accounts of the allottees with such securities.

6. (a) Notwithstanding article 5(a) and the existence of a resolution under section 132D of the Act approving the issuance of shares by the Company, the Company shall not issue any shares or convertible securities if the nominal value of those shares or convertible securities, when aggregated with the nominal value of any such shares or convertible securities issued during the preceding twelve (12) months, exceeds ten per cent (10%) of the nominal value of the issued and paid-up capital of the Company, except where the shares or convertible securities are issued with the prior approval of the members in general meeting of the precise terms and conditions of the issue. Issue of securities

(b) In working out the number of shares or convertible securities that may be issued by the Company, if the security is a convertible security, each such security is counted as the maximum number of shares into which it can be converted or exercised.

7. No shares in the Company may be issued, where the issue of those shares has the effect of transferring a controlling interest in the Company, without the prior approval of members by resolution passed in general meeting. Share issues having effect of transferring controlling interest

8. (a) Subject to the approval of members by resolution passed in general meeting, the Company may issue shares to employees on such terms and conditions and at such times as the Directors think fit. Employee share issues

(b) The resolution to be considered at the meeting must set out details of the amount of shares proposed to be issued to Directors.

(c) A Director may not participate in an issue of shares to employees unless the members by resolution passed in general meeting, have approved of the specific allotment to be made to the Director and unless the Director holds office in an executive capacity.

(d) Notwithstanding article 8(c) above hereof, any non-executive Director may so subscribe and participate in an issue of shares of the Company pursuant to a public issue or public offer provided always that no special allotment or options shall be granted to him.

CLASSES OF SHARES

9. (a) Subject to these articles, the rights attached to any class of shares (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound up, be varied with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class. Variation of rights

(b) The provisions of these articles relating to general meetings apply so far as they are capable of application and with any necessary changes to every such separate meeting except that :

(1) a quorum is constituted by two (2) persons; and

(2) any holder of shares of that class, present in person or by proxy, may demand a poll.

(c) The rights conferred upon the holder of the shares of any class issued with preferred or other rights will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to have been varied by the creation or issue of further shares ranking equally with the first-mentioned shares.

(d) Subject to section 69 of the Act, where any shares of the Company are issued for the purpose of raising money to defray the expenses of the construction of any works or buildings or the provision of any plant which cannot be made profitable for a long period, the Company may pay interest on so much of such share capital as is for the time being paid up and charge the interest so paid to capital as part of the cost of construction or provision.

10. (a) Subject to the Act and to these articles, any preference shares may, with the sanction of a resolution, be issued on the terms that they are, or at the option of the Company are liable, to be redeemed. Preference shares

(b) The total nominal value of issued preference shares must not exceed the total nominal value of the issued ordinary shares at any time.

(c) Holders of preference shares shall have :

(1) the same rights as holders of ordinary shares as regards receiving notices, reports and audited financial statements, and attending general meetings of the Company;

(2) the right to vote at any meeting convened for the purpose of reducing the capital, or for or during the winding up, or sanctioning a sale of the whole of the property, business and undertaking of, the Company, or where the resolution to be considered at the meeting directly affects the rights and privileges of the holders of preference shares, or when any dividends payable on the preference shares are in arrears for more than six (6) months; and

(3) the right to a return of capital in preference to holders of ordinary shares when the Company is wound up.

(d) Subject to the Act and to article 10(e), the repayment of preference share capital other than redeemable preference shares, or any other alteration of the rights attached to preference shares, may only be made pursuant to a special resolution of the holders of the preference shares.

(e) If the necessary majority for a special resolution is not present at the meeting held to consider the matter referred to in article 10(d), the consent in writing of the holders of three-quarter (75%) of the issued preference shares given within two (2) months of the meeting is as valid and effectual as a special resolution passed at the meeting.

(f) The Company may issue preference shares ranking equally with, or in priority to, preference shares already issued.

Company purchasing own shares

11. (a) The Company may subject to and in accordance with the Act, the requirements of the Exchange and any other relevant authorities, purchase its own shares or give, directly or indirectly, by means of a loan, guarantee, the provision of security or otherwise, financial assistance for the purpose of or in connection with a purchase made or to be made by any person of any shares in the Company provided always that any such acquisition of financial assistance shall only be made or given in accordance with the relevant rules or regulations issued by the Exchange or the Securities Commission from time to time.

(b) Where the Company has purchased its own shares, the Directors may, subject to and in accordance with the Act and the requirements of the Exchange and any other authority:

(1) cancel the shares so purchased;

(2) retain the shares so purchased in treasury (the "treasury shares");

(3) retain part of the shares so purchased as treasury shares and cancel the remainder of the shares so purchased.

(c) Notwithstanding anything stated to the contrary in these articles, where the shares are held as treasury shares :

(1) the Directors may, subject to and in accordance with the Act :

(i) distribute the treasury shares as dividend to shareholders, such dividend to be known as "share dividend"; or

(ii) resell the treasury shares on the market of the Exchange on which the shares may be quoted, in accordance with the relevant rules of the Exchange;

(2) the rights attached to the treasury shares as to voting, dividends and participation in other distribution and otherwise are suspended; and

(3) the treasury shares shall not be taken into account in calculating the number or percentage of shares or of a class of shares in the Company for any purposes including, without limiting the generality of these articles, the provisions of the Act or of any other law or the listing rules of the Exchange on substantial shareholding, take-overs, notices and the requisitioning of meetings, the quorum for a meeting and the result of a vote on a resolution at a meeting.

12. (a) Except as required by law, the Company must not recognise a person as holding a share upon any trust. Trusts

(b) The Company is not bound by or compelled in any way to recognise (whether or not it has notice of the interest or rights concerned) any equitable, contingent, future or partial interest in any share or unit of a share or (except as otherwise provided by these articles or by law) any other right in respect of a share except an absolute right of ownership in the registered holder.

(c) No persons shall be recognised by the Company as having title to a fractional part of a share or otherwise than as the sole or a joint holder of the entirety of such shares. Fractional part of a share

LIEN ON SHARES

13. (a) The Company has a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) called or payable at a fixed time in respect of that share, such lien extending only to the specific shares on which such calls or instalments are for the time being unpaid. Company's lien on shares

(b) The Company also has a first and paramount lien on all shares (other than fully paid shares) registered in the name of a sole member for all money payable by him or his estate, to the Company.

(c) The Directors may at any time exempt a share wholly or in part from the provisions of this article.

(d) The Company's lien (if any) on a share extends to all dividends payable in respect of the share and to such amounts as the Company may be called upon by law to pay in respect of the member or deceased member.

(e) All securities deposited with the Central Depository must be fully paid.

(f) No shareholder shall be entitled to receive any dividend or to exercise any privilege as a member in respect of any shares upon which any call or other sum so due and payable shall be unpaid. Condition precedent to entitlement dividend and privileges

14. (a) Subject to article 14(b), the Company may sell, in such manner as the Directors think fit, any share on which the Company has a lien. Sale of shares subject to lien

(b) A share on which the Company has a lien must not be sold unless:

(1) a sum in respect of which the lien exists is presently payable; and

(2) the Company has, not less than fourteen (14) days before the date of the sale, given to the holder of the share for the time being or the person entitled to the share by reason of the death or bankruptcy of the registered holder, a notice in writing setting out and demanding payment of such part of the amount in respect of which the lien exists as is presently payable.

15. (a) For the purpose of giving effect to a sale mentioned in article 14 but subject to the Central Depositories Act and the Rules, the Directors may authorise a person to transfer the shares sold to the purchaser of the shares. Transfer of forfeited shares

(b) The Company must register the purchaser as the holder of the shares comprised in any such transfer and he is not bound to see to the application of the purchase money.

(c) The title of the purchaser to the shares is not affected by any irregularity or invalidity in connection with the sale.

(d) The remedy of the former holder of such shares or of any person claiming under or through him in respect of any alleged irregularity or invalidity shall be against the Company in damages only.

16. The proceeds of a sale mentioned in article 14 must be applied by the Company in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue (if any) must (subject to any like lien for sums not presently payable that existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale. Application of proceeds of sale

CALLS ON SHARES

17. (a) The Directors may make calls upon the members in respect of any money unpaid on the shares of the members (whether on account of the nominal value of the shares or by way of premium) and not by the terms of issue of those shares made payable at fixed times, provided that no call shall be payable at less than one (1) month from the date fixed for the payment of the last preceding call. Directors may make calls

(b) Each member must, upon receiving at least twenty-one (21) days' notice specifying the time or times and place of payment, pay to the Company at the time or times and place so specified the amount called on his shares.

(c) The Directors may revoke or postpone a call.

(d) On the trial or hearing of any action or recovery of any money due for any call, it shall be sufficient to prove that the name of the member sued is entered in the register as the holder or one of the holders of the shares in respect of which such debt accrued, that the resolution making the call is duly recorded in the minute book, and that notice of such call was duly given to the member sued in pursuance of these articles and it shall not be necessary to prove the appointment of the Directors who made such call, nor that the meeting at which any call was made was duly convened and constituted nor any other matters whatsoever, but the proof of the matters aforesaid shall be conclusive evidence of the debt. Evidence in suit for calls

18. A call will be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

19. If a sum called in respect of a share is not paid before or on the day appointed for payment of the sum, the person from whom the sum is due must pay interest on the sum from the day appointed for payment of the sum to the time of actual payment at a rate of five per cent (5%) per annum or as the Directors determine, but the Directors may waive payment of that interest wholly or in part. Interest on unpaid calls

20. Any sum that, by the terms of issue of a share, becomes payable on allotment or at a fixed date, whether on account of the nominal value of the share or by way of premium, will for the purposes of these articles be deemed to be a call duly made and payable on the date on which by the terms of issue the sum becomes payable, and, in the case of non-payment, all the relevant provisions of these articles as to payment of interest and expenses, forfeiture or otherwise apply as if the sum had become payable by virtue of a call duly made and notified. Sums payable on fixed dates

21. The Directors may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment. Calls on shares may differ

22. (a) The Directors may if they think fit receive from any member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any share by him and upon all or any of the moneys so advanced may (until the same would, but for such advance, become payable) pay interest at such rate as may be agreed upon between the Directors and the member paying such sum in advance. Advance of calls

(b) Moneys paid on shares in advance of calls shall not, whilst carrying interest, confer a right to participate in profits.

(c) Except in a liquidation sums paid in advance of calls shall not until the same would, but for such advance have become payable be treated as paid up on the shares in respect of which they have been paid.

TRANSFER OF SHARES

23. (a) The transfer of any shares or any class of shares which have been deposited with the Central Depository, shall be by way of book entry by the Central Depository in accordance with the Rules and, notwithstanding sections 103 and 104 of the Act, but subject to section 107C(2) of the Act and any exemption that may be made in compliance with section 107C(1) of the Act, the Company shall be precluded from registering and effecting any transfer of such shares. *Transfer in writing*

(b) Subject to the Act, Central Depositories Act, the Rules and article 23(c), the Company may suspend registration of transfers at such time and for such period as the Directors may from time to time determine. *Suspension of registration of transfers*

(c) Any such suspension must not exceed thirty (30) days (or such other period permitted under the Act and by the Exchange) in any year.

(d) The Company must give at least twelve (12) clear market days' notice (or, subject to the Act, such other period prescribed by the Exchange) of any such suspension to the Exchange stating the period and purpose of such suspension.

24. (a) Where : *Transmission of securities from foreign register*

(i) the securities of the Company are listed on an Approved Market Place; and

(ii) The Company is exempted from compliance with section 14 of the Central Depositories Act or section 29 of the Securities Industry (Central Depositories) (Amendment) Act 1998, as the case may be, under the Rules in respect of such securities,

the Company shall, upon request of a securities holder, permit a transmission of securities held by such securities holder from the register of holders maintained by the Registrar of the Company in the jurisdiction of the Approved Market Place (hereinafter referred to as "the Foreign Register"), to the register of holders maintained by the Registrar of the Company in Malaysia (hereinafter referred to as "the Malaysian Register") provided that there shall be no change in the ownership of such securities.

(b) For the avoidance of doubt, the Company shall not allow any transmission of securities from the Malaysian Register into the Foreign Register.

TRANSMISSION OF SHARES

25. In the case of the death of a member, the legal personal representatives of the deceased will be the only persons recognised by the Company as having any title to his interest in the shares. *Transmission*

26. (a) Subject to the Act, Central Depositories Act, the Rules and to these articles, a person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such information being produced as is properly required by the Directors, elect either to be registered himself as holder of the share or to have some other person nominated by him registered as the transferee of the share.

(b) If he elects to have another person registered, he must execute a transfer of the share to that other person, provided always that where the share is a Deposited Security and subject to the Rules, any subsequent transfer or withdrawal of the share may be carried out by that other person.

(c) In either case under article 26(a) above all the limitations, restrictions and provisions of these articles relating to the right to transfer, and the registration of transfers of shares, are applicable to any such notice or transfer as if the death or bankruptcy of the member had not occurred and the notice or transfer were a notice or transfer signed by that member.

27. (a) Where the registered holder of a share dies or becomes bankrupt, his personal representative or the trustee of his estate, as the case may be, is, upon the production of such information as is properly required by the Directors, entitled to the same dividend and other advantages, and to the same rights (whether in relation to meetings of the Company, or to voting or otherwise), as the registered holder would have been entitled to if he had not died or become bankrupt.

Rights of personal representative or trustee

(b) The Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share and if the notice is not complied with within ninety (90) days the Directors may thereafter withhold payment of all dividends, bonuses or other moneys payable in respect of the share until the requirements of the notice have been complied with.

FORFEITURE OF SHARES

28. (a) If a member fails to pay the whole or any part of a call or instalment of a call on the day appointed for payment of the call or instalment, the Directors may, at any time thereafter during such time as any part of the call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest that has accrued.

Notice to pay calls

(b) The notice must name a further day (not earlier than the expiration of fourteen (14) days from the date of service of the notice) on or before which the payment required by the notice is to be made and must state that, in the event of non-payment at or before the time and place appointed, the shares in respect of which the call was made will be liable to be forfeited.

Length of notice

29. (a) If the requirements of a notice served under article 28 are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by the notice has been made, be forfeited by a resolution of the Directors to that effect. *Failure to comply with notices*

(b) Such a forfeiture must include all dividends declared in respect of the forfeited shares and not actually paid before the forfeiture. A notice of forfeiture must be sent to the member within fourteen (14) days of the forfeiture.

30. A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and, at any time before a sale or disposal, the forfeiture may be cancelled on such terms as the Directors think fit. *Sale of forfeited shares*

31. A member whose shares have been forfeited ceases to be a member in respect of the forfeited shares, but remains liable to pay to the Company all moneys that, at the date of forfeiture, was payable by him to the Company in respect of the shares (including interest at the rate of ten per cent (10%) per annum a year from the date of forfeiture until the date of payment, on the money for the time being unpaid if the Directors think fit to enforce payment of the interest), but his liability ceases as and when the Company receives payment in full of all the moneys (including interest) so payable in respect of the shares. *Liability to the Company of person whose shares are forfeited*

32. A statutory declaration in writing declaring that the person making the declaration is a Director or a Secretary of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, is prima facie evidence of the facts stated in the declaration as against all persons claiming to be entitled to the share. *Proof of forfeiture*

33. (a) The Company may receive the consideration (if any) given for a forfeited share on any sale or disposal of the share and may, subject to the Central Depositories Act and the Rules, execute a transfer of the share in favour of the person to whom the share is sold or disposed of. *Consideration received on sale of forfeited shares*

(b) Upon the execution of the transfer, the transferee must be registered as the holder of the share and is not bound to see to the application of any money paid as consideration.

(c) The title of the transferee to the share is not affected by any irregularity or invalidity in connection with the forfeiture, sale or disposal of the share.

(d) The balance of the consideration (after deducting all unpaid calls and instalments and accrued interest) must be paid to the member whose shares have been forfeited, or to his executors, administrators or assignees or as he directs.

34. The provisions of these articles as to forfeiture shall apply in the case of non-payment of any sum that, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the nominal value of the share or by way of premium, as if that sum had been payable by virtue of a call duly made and notified. *Non-payment of sums payable at fixed times*

CONVERSION OF SHARES INTO STOCK

35. Subject to the Act and article 11 the Company may, by resolution, convert all or any of its paid-up shares into stock and re-convert any stock into paid-up shares of any nominal value. Conversion of shares into stock and reconversion

36. (a) Subject to article 9(b), where shares have been converted into stock, the provisions of these articles relating to the transfer of shares apply, so far as they are capable of application, to the transfer of the stock or of any part of the stock. Holder of stock may transfer their interest

(b) The Directors may fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum must not exceed the aggregate of the nominal values of the shares from which the stock arose.

37. (a) The holders of stock have, according to the amount of the stock held by them, the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose. Rights of stockholders

(b) No such privilege or advantage (except participation in the dividends and profits of the Company and in the assets of the Company on winding-up) will be conferred by any amount of stock that would not, if existing in shares, have conferred that privilege or advantage.

38. The provision of these articles that are applicable to paid-up shares apply to stock, and references in those provisions to share and shareholder must be read as including references to stock and stockholder, respectively. Definition

ALTERATION OF CAPITAL

39. The Company may by resolution increase its authorised share capital by the creation of new shares of such amount as is specified in the resolution. Power to increase capital

40. The Company may by resolution : Power to alter capital

(a) consolidate and divide all or any of its authorised share capital into shares of larger amounts than its existing shares;

(b) subdivide all or any of its shares into shares of smaller amount than is fixed by the memorandum but so that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each such share of a smaller amount is the same as it was in the case of the share from which the share of a smaller amount is derived; or

(c) cancel shares that, at the date of passing of the resolution, have not been taken or agreed to be taken by any person or have been forfeited and reduced its authorised share capital by the amount of the shares so cancelled.

41. The Company may, subject to the Act, convert any class of shares into any other class of shares.

42. Subject to the Act, the Company may, by special resolution, reduce its share capital, any capital redemption reserve fund or any share premium account. Power to reduce capital

GENERAL MEETINGS

43. (a) Subject to the Act, the Company must hold a general meeting to be called the annual general meeting once in every calendar year and not more than fifteen (15) months after the holding of the last annual general meeting. General meeting

(b) A general meeting other than the annual general meeting will be called an extraordinary general meeting.

44. (a) The Directors may whenever they so decide by resolution convene an extraordinary general meeting of the Company. Extraordinary general meeting

(b) In addition to article 44(a) above, extraordinary general meetings shall be convened on such requisition or, in default may be convened by such requisitionists, as is provided by the Act.

(c) Subject as provided by article 44(b) above, every general meeting shall be held at such time and place as the Directors may determine.

(d) All general meetings, other than the annual general meeting and the statutory meeting shall be called extraordinary general meeting. The Directors may whenever they think fit and shall on requisition in accordance with the Act convene an extraordinary general meeting.

NOTICE OF GENERAL MEETINGS

45. (a) A general meeting must be convened by notice in writing of not less than fourteen (14) days; and in the case of a meeting for the passing of a special resolution or an annual general meeting, twenty-one (21) days' notice shall be given. Notice

(b) Not less than seven (7) clear days' notice in writing shall (unless the meeting otherwise resolves) be given of an adjourned general meeting (exclusive in either case of the day on which it is served or deemed to be served and of the day for which it is given) in the manner hereinafter mentioned to the Auditors and to all members other than such as are not under the provisions of these articles entitled to receive such notices from the Company.

(c) The accidental omission to give notice to, or the non-receipt of a notice by, any person entitled thereto shall not invalidate the proceedings at any general meeting.

(d) At least fourteen (14) days' notice of such a meeting or twenty-one (21) days' notice in the case where any special resolution is proposed or where it is the annual general meeting (other than an adjourned general meeting) must be given by advertisement in a daily newspaper and in writing to each stock exchange on which the shares are listed.

(e) The Company shall request the Central Depository in accordance with the Rules, to prepare a Record of Depositors to whom notices of general meetings shall be given by the Company and a Record of Depositors as at a date not less than three (3) market days before the general meeting (the "General Meeting Record of Depositors").

(f) Subject to the Securities Industry (Central Depositories) (Foreign Ownership) Regulations, 1996 (where applicable) and notwithstanding any provisions in the Act, a Depositor shall not be regarded as a member entitled to attend any general meeting and to speak and vote thereat unless his name appears in the General Meeting Record of Depositors.

(g) In every notice calling a meeting there shall appear with reasonable prominence a statement that a member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of him and that a proxy need not also be a member.

46. (a) A notice of a general meeting must specify the place, the day and the hour of meeting and must state the general nature of the business to be transacted at the meeting. Content of notice

(b) In the case of an annual general meeting, the notice shall also specify the meeting as such. The notice convening a meeting to pass a special resolution shall specify the intention to propose the resolution as a special resolution.

(c) In the case of any general meeting at which business other than routine business is to be transacted the notice shall specify the general nature of such business and shall be accompanied by a statement regarding the effect of any proposed resolution in respect of such special business; and if any resolution is to be proposed as an extraordinary resolution or a special resolution the notice shall contain a statement to that effect.

47. (a) Notice of every general meeting must be given in the manner authorised by article 129 to :

(1) every member conferring the right to attend and vote at the meeting who, at the time of convening of the meeting shall have paid all calls or other sums presently payable by him in respect of shares in the Company;

(2) the Auditors; and

(3) the Exchange.

(b) No other person is entitled to receive notices of general meetings.

48. Routine business shall mean and include only business transaction at an annual general meeting of the following classes, that is to say : Routine business

(a) Declaring dividends.

(b) Considering and adopting the financial statements, the reports of the Directors and Auditors.

(c) Fixing the remuneration of the Directors.

(d) Electing Directors in the place of those retiring.

(e) Appointing Auditors and fixing remuneration of the Auditors or determining the manner in which such remuneration is to be fixed.

PROCEEDINGS AT GENERAL MEETINGS

49. (a) No business may be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Quorum

(b) Subject to these articles, two (2) members present in person constitute a quorum at any meeting of members.

(c) For the purpose of determining whether a quorum is present, a person attending as a proxy, or as representing a corporation that is a member, will be deemed to be a member.

50. If a quorum is not present within twenty (20) minutes from the time appointed for the meeting : Absence of quorum

(a) where the meeting was convened upon the requisition of members, the meeting must be dissolved; or

(b) in any other case :

(1) the meeting stands adjourned to such day, and at such time and place, as the Directors determine or, if no determination is made by the Directors, to the same day in the next week at the same time and place; and

(2) if at the adjourned meeting a quorum is not present within twenty (20) minutes from the time appointed for the meeting, the members present shall be a quorum.

51. (a) If the Directors have elected one of their number as Chairman of their meetings, he shall preside as Chairman at every general meeting. If no Chairman has been elected, the Managing Director shall preside as chairman at the general meetings.

(b) Where a general meeting is held and the Chairman or the Managing Director is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present may choose one of their number or if no Director be present or if all the Directors present decline to take the chair, the members present shall choose one of their number to be chairman of the meeting.

52. (a) The Chairman may with the consent of any meeting at which a quorum is present and must if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business must be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. — Adjournment of meeting

(b) When a meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting must be given as in the case of an original meeting.

(c) Except as provided by article 52(b), it is not necessary to give any notice of any adjournment or of the business to be transacted at an adjourned meeting.

53. (a) At any general meeting a resolution put to the vote of the meeting must be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded : — Voting

(1) by the Chairman;

(2) by at least two (2) members present in person or by proxy;

(3) by a member or members present in person or by proxy and representing not less than one-tenth (10%) of the total voting rights of all the members having the right to vote at the meeting; or

(4) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid-up equal to not less than one-tenth (10%) of the total sum paid-up on all the shares conferring that right.

(b) Unless a poll is so demanded, a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect is made in the book containing the minutes of the proceedings of the Company, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

(c) The demand for a poll may be withdrawn.

54. (a) In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded has a casting vote in addition to the vote which he may be entitled as a member. — Chairman's casting vote

(b) If at any general meeting any votes shall be construed which ought not to have been counted or might have been rejected, the error shall not vitiate the result of the voting unless it be pointed out at the same meeting, and not in that case unless it shall, in the opinion of the chairman of the meeting be of sufficient magnitude to vitiate the result of the voting.

55. (a) If a poll is duly demanded, it must be taken in such manner (including use of ballot or voting papers or tickets) as the chairman of the meeting directs, and the result of the poll will be the resolution of the meeting at which the poll was demanded. *Time for taking a poll*

(b) The chairman of the meeting may (and if so directed by the meeting shall) appoint scrutineers and may adjourn the meeting to some place and time fixed by him for the purpose of declaring the result of the poll.

(c) A poll shall not be demanded on the election of a Chairman.

(d) A poll demanded on a question of adjournment must be taken immediately.

(e) A poll demanded on any other question shall be taken either immediately or at such subsequent time (not being more than thirty (30) days from the date of the meeting) and place as the chairman of the meeting may direct.

56. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll has been demanded. *Continuance of business after demand for poll*

57. Subject to the Act, article 11 and any rights or restrictions for the time being attached to any class or classes of shares : *Voting rights of members*

(a) a holder of ordinary shares upon which all calls due to the Company have been paid is entitled to be present and to vote at any general meeting of the Company;

(b) at meetings of members or classes of members each member entitled to vote may vote in person or by proxy;

(c) on a show of hands every member who is present in person or by proxy has one (1) vote, and on a poll every member present in person or by proxy has one (1) vote for each share he holds.

58. (a) If a member is of unsound mind or is a person whose person or estate is liable to be dealt with in any way under the law relating to mental health, his committee or trustee or such other person as properly has the management of his estate may exercise any rights of the member in relation to a general meeting as if the committee, trustee or other person were the member. No person claiming to vote pursuant to this article shall do so unless such evidence as the Directors may require of his authority shall have been deposited at the registered office of the Company not less than forty-eight (48) hours before the time for holding the meeting at which he intends to vote. *Vote of member of unsound mind*

(b) Any such committee or other person may vote by proxy or attorney.

59. Any corporation which is a member of the Company may by resolution of its Directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of members of the Company, and the person so authorised shall be entitled to exercise the same power on behalf of the corporation which he represents as that corporation could exercise if it were an individual member of the Company. Representatives

60. If the share capital of the Company consists of shares of different monetary denominations, voting rights must be prescribed in such a manner that a unit of capital in each class, when reduced to a common denominator, carries the same voting power when such right is exercisable. Shares of different denominations

61. A member is not entitled to vote at a general meeting unless all calls and other sums presently payable by him in respect of shares in the Company have been paid. Member barred from vote while call unpaid

62. (a) If a member appoints two proxies to attend at the same meeting, the instrument of proxy must specify the proportion of his shareholdings to be represented by each proxy. Appointment of two proxies

(b) A member may appoint any person to be his proxy and the provisions of section 149(1)(b) of the Act shall not apply to the Company.

(c) Where a member of the Company is an authorised nominee as defined under the Central Depositories Act, it may appoint at least one proxy in respect of each securities account it holds with ordinary shares of the Company standing to the credit of the said securities account.

63. An instrument appointing a proxy must be in the following form or in a form that is as similar to the following form as the circumstances allow : Form of proxy

LION LAND BERHAD

I/We, (name of member) of (address), being a member/members of the Company, hereby appoint (name of proxy) of (address) or failing whom, (name of proxy) of (address) as my/our proxy to vote for me/us and on my/our behalf at the *Annual /Extraordinary General Meeting of the Company to be held at (place) on (date) at (time) and at any adjournment thereof.

Resolutions	For	Against

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this day of

No. of shares: Signed:

In the presence of:

64. (a) An instrument appointing a proxy must be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised. Instrument of proxy

(b) An instrument appointing a proxy executed in Malaysia need not be witnessed. The signature to an instrument appointing a proxy executed outside Malaysia shall be attested by a solicitor, notary public, consul or magistrate, but the Directors may from time to time waive or modify this requirement either generally or in a particular case or cases.

(c) An instrument appointing a proxy may specify the manner in which the proxy is to vote in respect of a particular resolution and, where an instrument of proxy so provides, the proxy is not entitled to vote on the resolution except as specified in the instrument.

65. An instrument appointing a proxy will not be treated as valid unless the instrument and the power of attorney or other authority (if any) under which the instrument is signed or a notarially certified copy of that power or authority, is or are deposited, not less than forty-eight (48) hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote, or, (in the case of a poll, not less than twenty-four (24) hours before the time appointed for the taking of the poll), at the registered office of the Company or at such other place as is specified for that purpose in the notice convening the meeting. Deposit of instrument appointing proxies

66. (a) An instrument appointing a proxy shall be deemed to confer authority generally to act at any meeting for the member giving the proxy and shall, unless the contrary is stated thereon, be valid as well for any adjournment of the meeting as for the meeting to which it relates. Extent of authority

(b) Any form of proxy issued by the Company shall be so worded that a member may direct his proxy to vote either for or against any of the resolutions to be proposed.

(c) The proxy shall be deemed to include the right to demand, or join in demanding, a poll and to speak at the meeting.

(d) Unless the contrary is stated thereon an instrument appointing a proxy, whether in the usual common form or not, shall be valid as well for any adjournment of the meeting as for the meeting to which it relates.

(e) An instrument appointing a proxy will be deemed to confer authority to agree to a meeting being convened by shorter notice than is required by the Act or by these articles and to a resolution being proposed and passed as a special resolution at a meeting of which less than twenty-one (21) days' notice has been given.

67. A vote given in accordance with the terms of an instrument of proxy or of a power of attorney is valid despite the previous death or unsoundness of mind of the principal, the revocation of the instrument (or of the authority under which the instrument was executed) or of the power, if no intimation in writing of such death, unsoundness of mind or revocation has been received by the Company at the registered office at least one (1) hour before the commencement of the meeting or adjourned meeting (or in the case of a poll before the time appointed for the taking of the poll) at which the instrument is used or the power is exercised. Death, unsoundness of mind of principal

DIRECTORS

68. (a) Unless and until the Company shall by resolution otherwise resolve, there must be at least two (2) but not more than twelve (12) Directors. Number of Directors

(b) The Company may, by resolution, increase or reduce the number of Directors.

(c) All the Directors must be natural persons.

69. (a) Subject to these articles, the Directors will be paid such fee as is from time to time determined by Ordinary Resolution of the Company and that fee will be divided among the Directors in such proportions and manner as the Directors may determine and, in default of such determination, equally, except that any Directors who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office. Remuneration of Directors

(b) That fee will accrue from day to day.

(c) The Directors may also be paid all travelling, hotel and other expenses properly incurred by them in attending and returning from meetings of the Directors or any committee of the Directors or general meetings of the Company or otherwise in connection with the business of the Company. Expenses

(d) Subject to these articles, if any Director being willing renders or is called upon to perform extra services or to make any special exertions in going or residing abroad or otherwise for any business or purposes of the Company, the Directors may arrange with that Director for a special remuneration by the payment of a stated sum of money and that special remuneration may be by way of salary, percentage of profits or otherwise as the Directors may determine but not a commission based on or percentage of turnover. Extra remuneration

(e) Fees payable to Non-Executive Directors must be a fixed sum and not by way of commission based on, or percentage of, profits or turnover.

(f) Salaries payable to Executive Directors must not include a commission based on, or percentage of, turnover.

(g) Fees payable to Directors may not be increased except pursuant to a resolution passed in general meeting and where notice of the proposed increase has been given in the notice convening the meeting.

(h) The Directors shall have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to or to any person in respect of any Director or ex-Director who may hold or have held any executive office or any office or place of profit under the Company or any subsidiary company and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums. Pension for Directors

70. A Director is not required to have any share qualifications but nevertheless shall be entitled to attend and speak at any general meeting of and at any separate meeting of the holders of any class of shares in the Company. Share qualifications

DIRECTOR MAY HOLD OTHER OFFICE OR CONTRACT WITH COMPANY

71. (a) A Director may hold any other office or place of profit (except that of Auditors) in the Company in conjunction with the office of Director and on such terms as to remuneration and otherwise as the Directors of the Company by resolution may determine.

(b) A Director will not be disqualified by his office from contracting with the Company either as vendor, purchaser or otherwise nor will such a contract or any contract or arrangement entered into by or on behalf of the Company in which a Director is in any way, whether directly or indirectly, interested be avoided nor will a Director be liable, by reason of holding his office or of the fiduciary relations thereby established, to account to the Company for any profit arising from such a contract or from such contracts or arrangement.

(c) A Director may not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement.

EXECUTIVE OFFICE

72. (a) The Directors may from time to time appoint one or more of their body to be the holder of any executive office subject to the control of the board and upon such terms and for such period as they may determine. Appointment to executive office

(b) The Directors may subject to the provisions of article 72(c) appoint one of their body to the office of Managing Director and may from time to time (subject to any contract between him and the Company) remove or dismiss him from office and appoint another in his place. The Managing Director shall be subject to the control of the Board.

(c) The appointment of any Director to the office of Managing Director shall be subject to termination if he ceases from any cause to be a Director, but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(d) The appointment of any Director to any other executive office, shall be subject to termination if he ceases from any cause to be a Director unless the contract or resolution under which he holds office shall state otherwise but without prejudice to any claim he may have for damages for breach of any contract of service between him and the Company.

(e) Subject to any other provisions of these present, the remuneration of any Managing Director or Executive Director for his services as such shall be determined by the Directors and may be of any description.

73. The Directors may entrust to and confer upon a Director holding any executive office any of the powers (other than the power to make calls on or to forfeit shares) exercisable by them as Directors upon such terms and conditions and with such restrictions as they may think fit and either collaterally with or to the exclusion of their own powers and may from time to time revoke, withdraw, alter or vary all or any such powers or shall be subject to the control of the board. Power of Executive Directors

PROCEEDINGS OF DIRECTORS

74. (a) The Directors may meet together for the despatch of business and adjourn and otherwise regulate their meetings as they think fit.

(b) A Director may at any time, and a Secretary must on the requisition of a Director, convene a meeting of the Directors.

(c) Without limiting the discretion of the Directors to regulate their meetings under article 74(a), the Directors may, if they think fit, confer by radio, telephone, closed circuit television or other electronic means of audio or audio-visual communication and a resolution passed by such a conference will, despite the fact that the Directors are not present together in one place at the time of the conference, be deemed to have been passed at a meeting of the Directors held on the day on which and at the time at which the conference was held. The provisions of these articles relating to proceedings of Directors apply so far as they are capable of application and with any necessary changes to such conferences.

75. (a) Subject to these articles, questions arising at a meeting of Directors must be determined by a majority of votes of Directors present and voting and any such decision will for all purposes be deemed a decision of the Directors. Voting of Directors

(b) Every Director present at the meeting has one (1) vote.

(c) Subject to article 75(d), in case of an equality of votes, the chairman of the meeting has a casting vote.

(d) The chairman does not have a casting vote if there are only two (2) Directors present at the meeting or if there are only two (2) Directors present at the meeting who are competent to vote on the question in issue.

76. It shall not be necessary to give notice of a meeting of Directors to any Directors or Alternate Director for the time being absent from Malaysia. Notice

77. (a) A Director who has not appointed an Alternate Director may authorise any other Director to vote for him at any meeting or meetings at which he is not present and in that event the Director so authorised shall have a vote for each Director by whom he is so authorised in addition to his own vote. Authority for Director to vote for absent Director

(b) Every such consent and authority shall be in writing or by cable, radiogram, or telegram which shall be produced at the meeting or meetings at which the same is to be used and be left with the Secretary for filing.

78. (a) The number of Directors whose presence is necessary to constitute a quorum is two (2), except as otherwise fixed by the Directors. Quorum

(b) An Alternate Director shall count as representing the Director appointing him in ascertaining whether a quorum of Directors is formed.

79. In the event of a vacancy or vacancies in the office of a Director or offices of Directors, the remaining Directors may act but, if the number of remaining Directors is not sufficient to constitute a quorum at a meeting of Directors, they may, except in an emergency, act only for the purpose of increasing the number of Directors to a number sufficient to constitute such a quorum or of convening a general meeting of the Company. Directors may act if no quorum

80. (a) A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest in accordance with the provisions of the Act. Declaration of interest

(b) A general notice that a Director, Alternate Director or Managing Director is a member of or interested in any specified firm or corporation with whom any contract is proposed to be entered into in relation to the affairs of the Company and is to be regarded as interested in all transactions with such firm or corporation shall be a sufficient disclosure under this article as regards such Director and the said transaction and after such general notice it shall not be necessary for such Director to give any special notice relating to any particular transaction with such firm or corporation.

81. (a) A Director shall not vote in respect of any contract or arrangement or proposed contract or arrangement in which he is in any way, whether directly or indirectly, personally interested or in respect of any matter arising out of such a contract or arrangement or proposed contract or arrangement. Restriction on voting

(b) If he should do so his vote should not be counted, nor shall he be counted in the quorum present at the meeting but neither of these prohibitions shall apply to :

(1) any arrangement for giving any Director any security or indemnity in respect of money lent by him to or obligation undertaken by him for the benefit of the Company;

(2) any arrangement for the giving by the Company of any security to a third party in respect of a debt or obligation of the Company for which the Director himself has assumed responsibility in whole or in part under a guarantee or indemnity or by deposit of a security; and

(3) any contract or arrangement with any corporation in which he is interested only as an officer of the corporation or as the holder of shares or other securities.

82. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement other than his own appointment or the arrangement of the terms thereof. Director appointed at a meeting to hold other office to be counted in the quorum

83. A Director may by himself or through his firm act in a professional capacity for the Company (except as Auditors of the Company), and the Director and his firm are entitled to remuneration for professional services as if the Director was not a Director.

84. (a) A Director of the Company may be or become a Director or other officer of or otherwise interested in any corporation promoted by the Company or in which the Company may be interested as a shareholder or otherwise and he will not be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interest in the other corporation.

(b) The Directors may exercise the voting power conferred by the shares or other interest in any such other corporation held or owned by the Company, or exercisable by them as Directors of such other corporation in such manner and in all respects as they think fit (including the exercise thereof in favour of any resolution appointing themselves or any of them as Directors or other officers of such corporation), and any Director may vote in favour of the exercise of such voting rights in manner aforesaid, notwithstanding that he may be, or is about to be, appointed a Director or other officer of such corporation and as such is or may become interested in the exercise of such voting rights in manner aforesaid.

85. The Directors shall keep a register of Directors as required by the Act and the Directors may determine the time (not being less than two (2) hours a day) at which the said register shall be open to the inspection of members of the Company during the period referred to in the Act. **Register of Directors to be kept**

86. (a) The Directors must elect one of their number as Chairman, and may elect one or more Vice-Chairman, and may determine the period for which such officers shall respectively hold office. **Chairman and Vice-Chairman**

(b) Where such a meeting is held the Chairman or in the absence of the Chairman the Vice-Chairman (if any) or in the event that there are more than one Vice-Chairman the senior in appointment among them shall preside; and

(1) if the Chairman or Vice-Chairman has not been elected as provided by article 86(a); or

(2) the Chairman or Vice-Chairman is not present within twenty (20) minutes after the time appointed for the holding of the meeting or is unwilling to act, the Directors present must elect one of their number or his alternate as the case may be to be chairman of the meeting.

87. (a) If a majority of Directors have signed a document containing a statement that they are in favour of a resolution of the Directors in terms set out in the document, a resolution in those terms will be deemed to have been passed at a meeting of the Directors held on the day on which the document was signed and at the time at which the document was last signed by a Director, or, if the Directors signed the document on different days, on the day on which, and at the time at which, the document was last signed by a Director and, where a document is so signed, the document will be deemed to constitute a minute of that meeting. **Directors' circular resolution**

(b) For the purposes of article 87(a), two or more separate documents containing statements in identical terms each of which is signed by one or more Directors will together be deemed to constitute one document containing a statement in those terms signed by those Directors on the respective days in which they signed the separate documents.

(c) If a Director is not present in Malaysia, the document mentioned in article 87(a) may be signed by the person (if any) appointed to be an Alternate Director in his place.

88. (a) The Directors may delegate any of their powers (other than the power to make calls on or to forfeit shares) to a committee or committees consisting of either such of their number or members of their management or a combination thereof as they think fit. **Power to appoint committee**

(b) A committee to which any powers have been so delegated must exercise the powers delegated in accordance with any directions of the Directors and a power so exercised will be deemed to have been exercised by the Directors.

(c) The meetings and proceedings of any such committee consisting of two (2) or more members shall be governed by the provision of these articles regulating the meetings and proceedings of the Directors so far as the same are applicable and are not superceded by any directions made by the Directors under article 88(b) above.

Defects in appointment

89. All acts done by any meeting of the Directors or of a committee of Directors or by any person acting as a Director shall as regards all persons dealing in good faith with the Company notwithstanding that it is later discovered that there was some defect in the appointment of a person to be a Director or a member of the committee, or to act as a Director, or that a person so appointed was disqualified, as valid as if the person had been duly appointed and was qualified to be a Director or to be a member of the committee.

POWERS AND DUTIES OF DIRECTORS

General powers of the Company vested in Directors

90. (a) Subject to the Act and to these articles, the business of the Company will be managed by the Directors, who may pay all expenses incurred in promoting and forming the Company, and may exercise all such powers of the Company as are not, by the Act or by these articles, required to be exercised by the Company in general meeting, subject nevertheless to these articles, the provisions of the Act and such articles not being inconsistent with the aforesaid articles or provisions as may be prescribed by Special Resolution of the Company.

(b) No article so made by the Company shall invalidate any prior act of the Directors which would have been valid if such article had not been made.

(c) The general powers given by this article shall not be limited or restricted by any special authority or power given to the Directors by any other articles.

Borrowing powers

91. Without limiting the generality of article 90 but subject to the Act, the Directors may :

(a) exercise all the powers of the Company to borrow money, to charge any property or business of the Company or all or any of the uncalled capital and to issue debentures or give any other security for a debt, liability or obligation of the Company;

(b) exercise all the powers of the Company to guarantee payment of money payable under contracts or obligations of any subsidiary company or companies or any other person as is permissible pursuant to the Listing Requirements with or without securities; and

(c) borrow money or mortgage or charge any property, business or undertaking of the Company or its subsidiaries, or all or any of the uncalled capital and issue debentures or give any other security for a debt, liability or obligation of any person as is permissible pursuant to the Listing Requirements.

92. The Directors may establish any local boards or agencies for managing any of the affairs of the Company, either in Malaysia or elsewhere, and may appoint any persons to be members of such local boards, or any managers or agents, and may fix their remuneration and may delegate to any local board, manager or agent any of the powers, authorities and discretion vested in the Directors with power to sub-delegate and may authorise the members of any local boards or any of them to fill any vacancy therein, and to act notwithstanding vacancies, and any such appointment or delegation may be made upon such terms and subject to such conditions as the Directors may think fit, and the Directors may remove any person so appointed and annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby. Power to establish local boards, etc.

93. (a) The Directors may, by power of attorney under the seal, appoint any company, firm or person or any fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes, with such powers, authorities and discretion (being powers, authorities and discretion vested in or exercisable by the Directors), for such period and subject to such conditions as they think fit. Power to appoint attorney

(b) Any such power of attorney may contain such provisions for the protection and convenience of persons dealing with the attorney as the Directors think fit and may also authorise the attorney to delegate all or any of the powers, authorities and discretion vested in him.

94. The Directors may establish and maintain or procure the establishment and maintenance of any non-contributory or contributory pension, provident or superannuation funds for the benefit for, and give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any persons who are or were at any time in the employment or service of the Company or its predecessors in business or of any company which is a subsidiary or associate company of the Company or who are or were at any time Directors or officers of the Company or of any such other company as aforesaid and holding or who held any salaried employment or office in the Company or predecessors or other company and the wives, widows, families and dependants of any such persons, and may make payments for or towards the insurance of any such persons as aforesaid, and may do any of the matters aforesaid either alone or in conjunction with any such other company as aforesaid. Power to maintain pension or fund

95. Subject to particulars with respect to the pension, provident or superannuation funds being disclosed to the members and to the proposal being approved by the Company by ordinary resolution if the Act shall so require, a Director holding any such employment or office shall be entitled to participate in and retain for his own benefit any such donation, gratuities, pension, allowance or emoluments. A Director may be counted in the quorum present at a meeting upon the consideration of a motion in respect of any matter referred to in this article and may vote as a Director upon any resolution in respect of any such matter notwithstanding that he is personally interested in such matter but only where such matter is intended to be for the benefit generally of all, or any class or classes, of such employees and servants or former employees or servants (including Directors or other officers) and/or their respective wives, widows, families and dependants.

96. All cheques, promissory notes, drafts, bills of exchange, and other negotiable instruments, and all receipts for money paid to the Company, shall be signed, drawn, accepted, endorsed, or otherwise executed, as the case may be, in such other manner as the Directors from time to time determine or as the committee so formed under article 88 shall in the same manner determine. Signature of cheques and bills

VACATION OF OFFICE OF DIRECTORS

97. In addition to the circumstances in which the office of a Director becomes vacant by virtue of the Act, the office of a Director becomes vacant if : Disqualification of Directors

(a) the Director becomes bankrupt;

(b) the Director becomes of unsound mind or a person whose person or estate is liable to be dealt with in any way under the law relating to mental health; or

(c) the Director is absent from more than fifty per cent (50%) of the total board of directors' meetings held during a financial year.

ROTATION OF DIRECTORS

98. (a) At each annual general meeting of the Company, one-third (1/3) of the Directors or if their number is not three (3) or a multiple of three (3), then the number nearest one-third (1/3), shall retire from office. Rotation of Directors

(b) The Directors to retire at each annual general meeting must be those who have been longest in office since their last election and, as between persons who became Directors on the same day those to retire must (unless they otherwise agree among themselves) be determined by lot.

(c) An election of Directors shall take place each year. All Directors shall retire from office once at least in each three (3) years, but shall be eligible for re-election.

99. (a) The Directors may at any time appoint any person to be a Director, either to fill a casual vacancy or as an addition to the existing Directors, but so that the total number of Directors does not at any time exceed the number determined in accordance with these articles. Filling of vacancy

(b) In default of such appointment, the retiring Director shall, if offering himself for re-election, be deemed to have been re-elected unless at such meeting it is expressly resolved not to fill such vacated office or unless a resolution for the re-election of such Director shall have been put to the meeting and lost.

(c) Any Director so appointed holds office only until the next following annual general meeting and is then eligible for re-election but shall not be taken into account in determining the Directors who are to retire by rotation at such meeting.

100. (a) The Company may by resolution, of which special notice has been given to all members entitled to receive notices, remove any Director before the expiration of his period of office notwithstanding anything in these articles or any agreement between the Company and such Director. Removal of Directors

(b) The removal under article 100(a) shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

(c) The Company may by resolution appoint another person in place of a Director removed from office under article 100(a) and without prejudice to the powers of the Directors under article 99(a) the Company in general meeting may appoint any person to be a Director, either to fill a casual vacancy or as an additional Director.

(d) A person appointed in place of a Director so removed or to fill such a vacancy shall be subject to retirement at the same time as if he had become a Director on the day on which the Director in whose place he is appointed was last elected a Director.

101. The Company in general meeting may from time to time by ordinary resolution increase or reduce the number of Directors, and may also determine in what rotation such increased or reduced number is to go out of office. Increase or reduction of number of Directors

102. Except as otherwise authorised by section 126 of the Act, the election or appointment of any person proposed as a Director effected by a separate resolution purporting to elect or appoint two (2) or more persons to be Directors shall be ineffective and void. Separate resolution in appointment of two or more Directors

103. (a) Subject to article 103(b), a person (other than a Director retiring in accordance with article 98) is not eligible for election to the office of Director unless the member intending to propose him has, at least eleven (11) clear days before the meeting, left at the registered office of the Company a notice in writing duly signed by the nominee, giving his consent to the nomination and signifying his candidature for the office, or the intention of such member to propose him. Nomination of Director

(b) In the case of a person recommended by the Directors for election, only nine (9) clear days' notice is necessary.

(c) Notice of each candidature for election to the board of Directors must be served on the members at least seven (7) days before the meeting at which the election is to be considered.

ALTERNATE DIRECTORS

104. (a) A Director may, with the approval of a majority of the other Directors, appoint a person (whether a member of the Company or not) to be an Alternate Director in his place during such period as he thinks fit.

(b) An Alternate Director is (subject to his giving to the Company an address within Malaysia at which notices may be served upon him) entitled to notice of meetings of the Directors and, if the appointor is not present at such a meeting, is entitled to attend and vote in his stead.

(c) An Alternate Director may exercise any powers that the appointor may exercise and the exercise of any such power by the Alternate Director will be deemed to be the exercise of the power by the appointor.

(d) An Alternate Director is not required to have any share qualifications.

(e) An appointment, or the termination of an appointment, of an Alternate Director must be effected by a notice in writing signed by the Director who makes or made the appointment and left with the Secretary.

(f) An Alternate Director shall not be entitled to receive any remuneration from the Company for his services as an Alternate Director. Any fee paid to an Alternate Director shall be such as shall be agreed between himself and the Director nominating him and shall be paid out of the remuneration of the nominating Director.

105. (a) The appointment of an Alternate Director may be terminated at any time by the appointor even if the period of the appointment of the Alternate Director has not expired, and terminates in any event if the appointor vacates office as a Director. Removal of Alternate Directors

(b) The appointment of an Alternate Director shall ipso facto determine :

(1) on the happening of any event which if he were a Director would render him legally disqualified from acting as a Director;

(2) if his appointor ceases for any reason to be a director, except retirement by rotation or immediate re-election; or

(3) if his appointor or the majority of the other Directors revokes his appointment by delivering a notice in writing to the registered office of the Company.

SECRETARY

106. The Secretary/Joint Secretaries shall in accordance with the Act be appointed by the Directors for such term, at such remuneration, and, upon such conditions as they may think fit, and any Secretary/Joint Secretaries so appointed may be removed by them. Secretary / Joint Secretaries

107. (a) The Directors may from time to time by resolution appoint a temporary substitute for the Secretary who shall be deemed to be the Secretary during the term of his appointment. Temporary substitute secretary

(b) A provision of the Act or these presents requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by it being done by or to the same person acting in both capacities. Same person may not act as Director and Secretary simultaneously

(c) A provision of the Act or these presents requiring or authorising a thing to be done by or to the Secretary shall be satisfied by its being done by or to one or more of the Joint Secretaries, if any for the time being appointed by the Directors. Joint Secretaries

SEAL

108. The Directors may provide for a duplicate seal which shall be a facsimile of the seal of the Company with the addition on its face of the words "Share Seal" and a certificate under such duplicate seal shall be deemed to be sealed with the seal for the purpose of the Act. Formalities for affixing seal

109. The Directors shall provide for the safe custody of the seal and Share Seal, which shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors in that behalf.

110. Every instrument to which the seal shall be affixed shall be autographically signed by a Director and either by a second Director or by the Secretary or by another person appointed by the Directors for the purposes, save and except that, in the case of a certificate or other document of title in respect of any share, stock, loan stock, debenture, as defined in the Act, or other marketable security created or issued by the Company given under the seal or the Share Seal, the Directors may by resolution determine that such signatures may be affixed by some mechanical means to be specified in such resolution.

111. (a) The Company may exercise the powers conferred by sections 35(8) and 100 of the Act respecting an official seal for use outside Malaysia and conferred by section 101 of the Act respecting a duplicate seal and such powers shall be vested in the Directors. Duplicate seal

(b) The Company may exercise the powers conferred by the Act with regard to keeping of a branch register, and the Directors may (subject to the provisions of the sections) make and vary such regulations as they may think fit in respect of keeping of any such register. Branch register

AUTHENTICATION OF DOCUMENTS

112. Any Director or the Secretary or any person appointed by the Directors for the purpose shall have power to authenticate any documents affecting the constitution of the Company and any resolutions passed by the Company or the Directors and any books, records, documents and accounts relating to the business of the Company, and to certify copies thereof or extracts therefrom as true copies or extracts; and where any books, records, documents or accounts are elsewhere than the office the local manager or other officer of the Company having the custody thereof shall be deemed to be a person appointed by the Directors as aforesaid. Power to authenticate documents

113. A document purporting to be a copy of a resolution of the Directors or an extract from the minutes of a meeting of the Directors which is certified as such in accordance with the provisions of article 112 shall be conclusive evidence in favour of all persons dealing with the Company upon the faith thereof that such resolution has been duly passed or, as the case may be, that such extract is a true and accurate record of a duly constituted meeting of the Directors. Certified copies of resolutions of the Directors

DIVIDENDS

114. Subject to the Act : Declaration of dividends

(a) the Company in general meeting may declare a dividend if, and only if, the Directors have recommended a dividend.

(b) a dividend must not exceed the amount recommended by the Directors.

115. No dividend will be payable except out of profits or pursuant to section 60 of the Act. Interest is not payable by the Company in respect of any dividend.

116. Dividends may be declared in the currency of Malaysia or in any foreign currency and may be paid in the respective currency of the territories in which the Company's Registers of Shareholders are situated or in one or more other currencies as the Directors may from time to time decide and so that where any dividends is paid in a currency other than that in which it was declared it shall, for the purposes of payment, be converted into such other currency at the rate of exchange ruling on the date when those members then on the Register of Members are declared by the Directors may from time to time decide, such date being not more than sixty (60) days prior to the payment date for the said dividend. All dividends shall be paid after such deduction therefrom of taxation as may properly be made or such (if any) other impost or levy of whatsoever nature as may be required to be made under the law of any territory where the Company may be resident.

117. Subject to the provisions of the Act, where any asset, business or property is bought by the Company as from a past date whether such date be before or after the incorporation of the Company upon the terms that the Company shall as from that date take the profits and bear the losses thereof, such profits or losses may, at the discretion of the Directors, in whole or in part be carried to revenue account and be treated for all purposes as profits or losses of the Company. Subject as aforesaid, if any shares or securities are purchased cum dividend or interest, such dividend or interest may at the discretion of the Directors be treated as revenue, and it shall not be obligatory to capitalise the same or any part thereof.

118. The Directors may authorise the payment by the Company to the members of such interim dividends as appear to the Directors to be justified by the profits of the Company.

119. If the Company shall issue shares at a premium, whether for cash or otherwise, the Directors shall transfer a sum equal to the aggregate amount or value of the premiums to an account to be called "share premium account" and any amount for the time being standing to the credit of such account shall not be applied in the payment of dividends. Share premium account

120. (a) Subject to the rights of persons (if any) entitled to shares with special rights as to dividend, all dividends must be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid. Payment of dividends

(b) All dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid, but, if any share is issued on terms providing that it will rank for dividend as from a particular date, that share ranks for dividend accordingly.

(c) An amount paid or credited as paid on a share in advance of a call will not be taken for the purposes of this article to be paid or credited as paid on the share.

121. The Directors may deduct from any dividend payable to a member all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in relation to shares in the Company.

122. (a) Any general meeting declaring a dividend may, by resolution, direct payment of the dividend wholly or partly by the distribution of specific assets, including treasury shares in the Company or paid up shares in, or debentures of, any other corporation, or in any one or more of those ways and the Directors must give effect to such a resolution. Dividend in specie

(b) Where a difficulty arises in regard to such a distribution, the Directors may settle the matter as they consider expedient and fix the value for distribution of the specific assets or any part of those assets and may determine that cash payments will be made to any member on the basis of the value so fixed in order to adjust the rights of all parties, and may vest any such specific assets in trustees as the Directors consider expedient.

123. Any dividend, interest or other money payable in cash in respect of shares may be paid by cheque sent through the post directed to the registered address of the holder as shown in the Register of Members or the Record of Depositors (as the case may be).

124. The Directors may retain the dividends payable upon shares in respect of which any person is under the provisions as to the transmission of shares herein before contained entitled to become a member, or which any person is under those provisions entitled to transfer, until such person shall become a member in respect of such shares or shall transfer the same. Retention of dividends

125. The payment by the Directors of any unclaimed dividend, interest or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof and any dividend unclaimed after a period of twelve months from the date of declaration of such dividend shall be dealt with in accordance with the provisions of the Unclaimed Moneys Act, 1965. Unclaimed dividends

RESERVES

126. (a) The Directors may, before recommending any dividend, set aside out of the profits of the Company such sums as they think proper as reserves, to be applied, at the discretion of the Directors, for any purpose for which the profits of the Company may be properly applied.

(b) Pending any such application, the reserves may, at the discretion of the Directors, be used in the business of the Company or be invested in such investments as the Directors think fit.

127. (a) The Directors may divide the reserve into such special funds as they think fit and may consolidate into one fund any special funds or any parts of any such funds into which the reserve may have been divided provided that no revenue reserve fund shall be consolidated with any capital reserve fund.

(b) The Directors may carry forward so much of the profits remaining as they consider ought not to be distributed as dividends without transferring those profits to a reserve.

128. (a) Subject to article 128(b), the Company in general meeting may resolve that it is desirable to capitalise any sum, being the whole or a part of the amount for the time being standing to the credit of any reserve account or income statement or otherwise available for distribution to members, and that that sum be applied, in any of the ways mentioned in article 128(c), for the benefit of members in the proportions to which those members would have been entitled in a distribution of that sum by way of dividend.

(b) The Company must not pass a resolution as mentioned in article 128(a) unless the resolution has been recommended by the Directors.

(c) The ways in which a sum may be applied for the benefit of members under article 128(a) are:

(1) in paying up any amounts unpaid on shares held by members;

(2) in paying up in full unissued shares or debentures to be issued to members as fully paid; or

(3) partly as mentioned in article 128(c)(1) and partly as mentioned in article 128(c)(2).

(d) The sum so capitalised shall not be required for paying the dividends on any share carrying a fixed cumulative preferential dividend.

(e) The Directors must do all things necessary to give effect to the resolution and, in particular, to the extent necessary to adjust the rights of the members among themselves, may:

(1) issue fractional certificates or make cash payments in cases where shares or debentures become issuable in fractions; and

(2) authorise any person to make, on behalf of all the members entitled to any further shares or debentures upon the capitalisation, an agreement with the Company providing for the issue to them, credited as fully paid-up, of any such further shares or debentures or for the payment up by the Company on their behalf of the amounts or any part of the amounts remaining unpaid on their existing shares by the application of their respective proportions of the sum resolved to be capitalised, and any agreement made under an authority referred to in article 128(e)(2) is effective and binding on all the members concerned.

NOTICES

129. (a) A notice may be given by the Company to any member either by serving it on him personally or by sending it by post to him at his address as shown in the Register of Members or the Record of Depositors (as the case may be) or the address (if any) in Malaysia supplied by him to the Company for the giving of notices to him.

(b) Any notice or other document if served by post shall be deemed to be served at the time when the letter containing the same is posted, and in proving such service it shall be sufficient to prove that such letter was properly addressed, stamped and posted.

130. Any member described in the Register of Members which is neither within Malaysia nor within any territory within which a branch register of the Company is situated who shall from time to time give to the Company an address within Malaysia or such territory, shall be entitled to have notices served upon him at such address, but, save as aforesaid, no member other than a registered member described in the Register of Members by an address within Malaysia or such territory shall be entitled to receive any notice from the Company. Foreign member

131. A member who (having no registered address within Malaysia) has not supplied to the Company an address within Malaysia for the service of notices shall not be entitled to receive notices from the Company. No address within Malaysia

ANNUAL REPORTS

132. The Directors shall from time to time in accordance with section 169 of the Act cause to be prepared and laid before the Company in general meeting such financial statements as are referred to in the section. The interval between the close of a financial year of the Company and the issue of accounts relating to that financial year shall not exceed four (4) months. A copy of each such documents shall, not less than twenty-one (21) days before the date of the meeting, be sent to every member and to every holder of debentures (if any) of the Company under the provisions of the Act or of these articles. The requisite number of copies of each such document as may be required by the Exchange shall at the same time be likewise sent to the Exchange provided that this article shall not require a copy of these documents to be sent to any person of whose address the Company is not aware but any member to whom a copy of these documents has not been sent shall be entitled to receive a copy free of charge on application at the registered office of the Company. Form of register, etc.

133. Save as may be necessary for complying with the provisions of the Statutes, the Directors shall not be bound to publish any list or particulars of the securities or investments held by the Company or to give any information with reference to the same to any member. Particulars of investments

INSPECTION OF RECORDS

134. (a) Nothing in these articles, the Central Depositories Act or the Rules, shall be construed as affecting the obligation of the Company to keep a Register of Members, a Register of Debentures, a Register of Substantial Shareholders and a Register of Option Holders and to open them for inspection in accordance with the provisions of the Act except that the Company shall not be obliged to enter in such registers the names and particulars of depositors who are deemed to be members, debenture holders, substantial shareholders or option holders.

(b) The Directors must determine whether and to what extent, and at what time and places and under what conditions, the accounting records and other documents of the Company or any of them will be open to the inspection of members other than Directors, and a member other than a Director does not have the right to inspect any document of the Company except as provided by law or authorised by the Directors or by the Company in general meeting.

AUDITORS

135. Auditors shall be appointed and their duties regulated in accordance with the provisions of the Act. Auditors

136. Subject to the provisions of the Act, all acts done by any person acting as Auditors shall, as regards all persons dealing in good faith with the Company, be valid, notwithstanding that there was some defect in their appointment or that they were at the time of their appointment not qualified for appointment. Appointment of Auditors

137. Auditors' report to the members made pursuant to the statutory provisions as to audit shall be opened to inspection by any member who shall be entitled to be furnished with a copy of the balance sheet (including every document required by law to be annexed thereto) and Auditors' report in accordance with section 174 of the Act. Auditors' report

138. The Auditors shall be entitled to attend any general meeting and to receive all notices of and other communications relating to any general meeting which any member is entitled to receive, and to be heard at any general meeting on any part of the business of the meeting which concerns them as Auditors. Auditors' right to receive notices of and attend and speak at general meeting

WINDING-UP

139. (a) If the Company is wound up, the liquidator may, with the sanction of a special resolution, divide among the members in kind the whole or any part of the assets of the Company and may for that purpose set such value as he considers fair upon any asset to be so divided and may determine how the division is to be carried out as between the members or different classes of members.

(b) If in a winding-up the assets available for distribution among the members shall be more than sufficient to repay the whole of the capital paid-up at the commencement of the winding-up, the excess shall be distributed among the members in proportion to the capital at the commencement of the winding-up, paid up or which ought to have been paid-up on the shares held by them respectively. But this article is to be without prejudice to the rights of the holders of shares issued upon special terms and conditions.

(c) The liquidator may, with the sanction of a special resolution, vest the whole or any part of any such asset in trustees upon such trusts for the benefit of the contributors as the liquidator thinks fit, but so that no member is compelled to accept any shares or other securities in respect of which there is any liability.

LIQUIDATOR'S FEE ON VOLUNTARY LIQUIDATION

140. (a) On the voluntary liquidation of the Company, no commission or fee may be paid to the liquidator unless the commission or fee has been approved by members in general meeting.

(b) The amount of such payment must be notified to all members at least seven (7) days before the meeting at which the payment is to be considered.

INDEMNITY

141. Subject to the provisions of the Act, every Director, Alternate Director, Secretary or other officer of the Company shall be entitled to be indemnified out of the assets of the Company against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto unless the same happen through his own negligence, wilful default, breach of duty or breach of trust and in particular and without prejudice to the generality of the foregoing, no Director, Manager, Secretary or other officer of the Company shall be liable for the acts, receipts, neglects or defaults of any other Director or officer or for joining in any receipt of other act for conformity or for any loss and expenses happening to the Company through the insufficiency or deficiency of title to any property acquired by order of the Directors for or on behalf of the Company or for the insufficiency or deficiency of any security in or upon which any of the money of the Company shall be invested or for any loss or damage arising from the bankruptcy, insolvency or tortuous act of any person with whom any money, securities or effects shall be deposited or left or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his office or in relation thereto unless the same happens through his own negligence, wilful default, breach of duty or breach of trust.

SECRECY CLAUSE

142. Save as may be expressly provided by the Act, no member shall be entitled to enter into or upon or inspect any premises or property of the Company nor to require discovery of any information respecting any detail of the Company's trading or any matter which is or may be in the nature of a trade secret, mystery of trade or secret process which may relate to the conduct of the business of the Company and which, in the opinion of the Directors, it would be inexpedient in the interest of the members of the Company to communicate to the public.

ALTERATION OF ARTICLES

143. Subject to the Act and to these articles, the Company must not delete, amend or add to any of these articles unless the prior written approval of the Exchange has been obtained to the deletion, amendment or addition.

COMPLIANCE WITH STATUTES, REGULATIONS AND RULES

144. The Company shall comply with the provisions of the relevant governing statutes, regulations and rules as may be amended, modified or varied from time to time, or any other directive or requirement imposed by the stock exchange, the Central Depository and other appropriate authorities to the extent required by law, notwithstanding any provisions in the articles to the contrary.

EFFECT OF EXCHANGE CONTROL LEGISLATION

145. Whenever under these articles a member is given the right to purchase or subscribe for any shares in the Company the said provisions shall only apply if and to the extent any necessary consent or permission by the Controller of Foreign Exchange of Malaysia is granted, and unless such consent or permission is granted the relevant article shall be read and construed as if all reference to the member concerned had been admitted therefrom.

EFFECT OF THE LISTING REQUIREMENTS

146. (a) Notwithstanding anything contained in these articles if the Listing Requirements prohibit an act being done, the act shall not be done.

(b) Nothing contained in these articles prevents an act being done that the Listing Requirements require to be done.

(c) If the Listing Requirements require an act to be done or not to be done, authority is given for that act to be done or not to be done (as the case may be).

(d) If the Listing Requirements require these articles to contain a provision and they do not contain such a provision, these articles are deemed to contain that provision.

(e) If the Listing Requirements require these articles not to contain a provision and they contain such a provision, these article are deemed not to contain that provision.

(f) If any provision of these articles is or becomes inconsistent with the Listing Requirements, these articles are deemed not to contain that provision to the extent of the inconsistency.

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.45 am or immediately after the Seventy-First Annual General Meeting of the Company scheduled to be held on the same day at 11.00 am, whichever shall be the later, for the purpose of considering and, if thought fit, passing the following special resolutions:

SPECIAL RESOLUTION 1
PROPOSED AMENDMENTS TO THE OBJECT CLAUSES OF THE MEMORANDUM OF ASSOCIATION

THAT the existing Clause 60 and Clause 69 shall be deleted and substituted therefor with the following:

Clause 60

To receive money on deposit or loan and borrow or raise money in such manner as the Company shall think fit, and in particular by the issue of debenture, or debenture stock (perpetual or otherwise) and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien upon all or any of the property or assets of the Company (both present and future), including its uncalled capital, and also by a similar mortgage, charge or lien to secure and guarantee the performance by the Company or any other person or company of any obligation undertaken by the Company or any other person or company as the case may be.

Clause 69

To lend and advance money or give credit to any person or company, to guarantee or give guarantees or indemnities for the payment of money or the performance of contracts or obligations by any person or company or to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company in any manner and in particular by the issue of debentures (perpetual or otherwise), bonds, mortgages, charges, pledges, liens or any other securities charged, founded or based upon all or any of the property (both present and future) and rights of the Company, including its uncalled capital; and otherwise to assist any such person or company.

SPECIAL RESOLUTION 2
PROPOSED ADOPTION OF A NEW ARTICLES OF ASSOCIATION

That the Articles of Association of the Company in the form contained in Appendix 2 of the Circular to the Shareholders dated 30 November 2001 be and are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of all existing Articles of Association.

By Order of the Board

Wong Phooi Lin
Yasmin Weili Tan bt Abdullah @ Tan Wee Li
Secretaries

Kuala Lumpur
30 November 2001

Notes:

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
- *A proxy need not be a member of the Company.*
- *The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or signed by its attorney or by an officer on behalf of the corporation.*
- *The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We ....

of ....

being a member/members of LION LAND BERHAD, hereby appoint ....

....

of ....

or failing whom ....

of ....

as my/our proxy to vote for me/us on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 11.45 am or immediately after the Seventy-First Annual General Meeting of the Company scheduled to be held on the same day at 11.00 am, whichever shall be the later, and at any adjournment thereof.

SPECIAL RESOLUTIONS		FOR	AGAINST
1.	To approve the Proposed Amendments		
2.	To approve the Proposed Adoption		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of .... 2001.

No. of shares ....   Signed ....

Representation at Meeting

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
- *A proxy need not be a member of the Company.*
- *The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under its common seal or signed by its attorney or by an officer on behalf of the corporation.*
- *The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately. If you have sold all your ordinary shares in LION LAND BERHAD, you should at once hand this Circular to the agent through whom the sale was effected for transmission to the purchaser.

The Kuala Lumpur Stock Exchange takes no responsibility for the contents of this Circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

LION LAND BERHAD (415 - D)

(Incorporated in Malaysia)

CIRCULAR TO SHAREHOLDERS

In relation to the

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

The Notice convening an Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm to consider the abovementioned proposal is enclosed in this Circular. Shareholders are advised to refer to the Notice of the Extraordinary General Meeting and the Form of Proxy which are enclosed. The Form of Proxy should be lodged at the Registered Office of the Company not later than forty-eight (48) hours before the time set for holding the meeting. The lodging of the Form of Proxy will not preclude you from attending and voting in person at the meeting should you subsequently wish to do so.

This Circular is dated 8 December 2001

DEFINITIONS

Except where the context otherwise requires, the following definitions shall apply throughout this Circular:

"LLB" or "the Company" :	Lion Land Berhad
"LLB Group" :	LLB and its subsidiary and associated companies
"Amble Bond Sdn Bhd Group" :	Amble Bond Sdn Bhd and its subsidiary and associated companies
"Amsteel" :	Amsteel Corporation Berhad, the ultimate holding company of LLB
"Amsteel Group" :	Amsteel and its subsidiary and associated companies (excluding its listed subsidiaries and their respective subsidiary and associated companies)
"Amsteel Mills Sdn Bhd Group" :	Amsteel Mills Sdn Bhd, a 99% owned subsidiary of LLB, together with its subsidiary and associated companies
"ACB" :	Amalgamated Containers Berhad, an associated company of Amsteel
"ACB Group" :	ACB and its subsidiary and associated companies
"AMB" :	Angkasa Marketing Berhad, a related company of LLB
"AMB Group" :	AMB and its subsidiary and associated companies
"CPMB" :	Chocolate Products (Malaysia) Berhad, a related company of LLB
"CPMB Group" :	CPMB and its subsidiary and associated companies
"Directors" :	The board of directors of LLB
"director" :	For the purpose of determining whether a transaction is a related party transaction, "director" shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"EGM" :	Extraordinary General Meeting
"KLSE" :	Kuala Lumpur Stock Exchange

"LCB"	:	Lion Corporation Berhad, a major shareholder of LLB
"LCB Group"	:	LCB and its subsidiary and associated companies
"Lion Development (Penang) Sdn Bhd Group"	:	Lion Development (Penang) Sdn Bhd and its subsidiary and associated companies
"Lion Holdings Sdn Bhd Group"	:	Lion Holdings Sdn Bhd and its subsidiary and associated companies
"Lion Holdings (Pte) Ltd Group"	:	Lion Holdings (Pte) Ltd and its subsidiary and associated companies
"Lion Teck Chiang Limited Group"	:	Lion Teck Chiang Limited and its subsidiary and associated companies
"LTAT"	:	Lembaga Tabung Angkatan Tentera, a major shareholder of LLB
"LTAT Group"	:	LTAT and its subsidiary and associated companies
"major shareholder"	:	For the purpose of determining whether a transaction is a related party transaction, "major shareholder" shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and is reproduced herein in paragraph 2.2
"Messer Griesheim GmbH Group"	:	Messer Griesheim GmbH and its subsidiary and associated companies
"person connected"	:	For the purpose of determining whether a transaction is a related party transaction, "person connected" shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"Peringkat Prestasi (M) Sdn Bhd Group"	:	Peringkat Prestasi (M) Sdn Bhd and its subsidiary and associated companies
"Posim"	:	Posim Berhad, a related company of LLB
"Posim Group"	:	Posim and its subsidiary and associated companies
"Proposed Shareholders' Mandate"	:	Proposed mandate from the shareholders of LLB for the Recurrent Transactions

"Recurrent Transactions"	:	The recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations more particularly described herein in paragraph 3.3 which the LLB Group proposes to enter into with persons who are Related Parties
"Related Party" or "Related Parties"	:	The "director", "major shareholder" or "person connected" with such director or major shareholder of LLB or of its subsidiaries or its holding company or a subsidiary of its holding company
"related party"	:	For the purpose of determining whether a transaction is a related party transaction, "related party" shall be as defined in Chapter 1 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"related party transaction"	:	Shall be as defined in Chapter 10 of the Listing Requirements of the KLSE and reproduced herein in paragraph 2.2
"Ributasi Holdings Sdn Bhd Group"	:	Ributasi Holdings Sdn Bhd and its subsidiary and associated companies

CONTENTS

LETTER TO SHAREHOLDERS CONTAINING:

LION LAND BERHAD (415-D)
(Incorporated in Malaysia)

Registered Office
Level 46, Menara Citibank
165 Jalan Ampang
50450 Kuala Lumpur

8 December 2001

Directors

Tan Sri Dato' Musa bin Hitam (Chairman)
Datuk Cheng Yong Kim (Managing Director)
Tan Sri Datuk Asmat bin Kamaludin
Dato' Dr. Mohd Shahari Ahmad Jabar
Dato' Kamaruddin @ Abas bin Nordin
Cheng Yong Liang
Heah Sieu Lay

To: **The Shareholders of Lion Land Berhad**

Dear Shareholders

PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

1. INTRODUCTION

On 1 June 2001, the Company announced to the KLSE that in line with the introduction of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE which allows the Company to seek a shareholders' mandate on Recurrent Transactions, the Board of Directors of LLB proposes to seek shareholders' authorisation for such transactions.

The purpose of this Circular is to provide information relating to the Proposed Shareholders' Mandate in connection with those Recurrent Transactions with persons who are Related Parties and to seek your approval for the LLB Group to enter into such Recurrent Transactions at the EGM to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm.

2. RECURRENT TRANSACTIONS

2.1 Part E, Paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE

Under Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, LLB may seek its shareholders' mandate with regard to Recurrent Transactions which are necessary for LLB Group's day-to-day operations such as supplies of materials entered into by the LLB Group subject to the following:

(a) The transactions are in the ordinary course of business and are on terms not more favourable to the related party than those generally available to the public;

(b) The shareholders' mandate is subject to annual renewal and disclosure is made in the annual report of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year;

(c) Relevant circular is issued to the shareholders; and

(d) The interested director, major shareholder or person connected with a director or major shareholder; and where it involves the interest of an interested person connected with a director or major shareholder, such director or major shareholder must not vote on the resolution approving the transactions. An interested director or major shareholder must ensure that persons connected with him abstain from voting on the resolution approving the transactions.

Transactions entered into between LLB (or any of its wholly-owned subsidiaries) and its wholly-owned subsidiaries are excluded from the requirements of Part E, paragraph 10.08 of Chapter 10 of the Listing Requirements of the KLSE.

2.2 Definitions

The definitions for "director", "major shareholder", "person connected", "related party" and "related party transaction" under the Listing Requirements of the KLSE are as follows:

- director
  - shall have the meaning given in section 4 of the Companies Act, 1965 and includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a director of the listed issuer (or any other company which is its subsidiary or holding company or a subsidiary of its holding company).

- major shareholder
  - means a person who has an interest or interests in one or more voting shares in the company and the nominal amount of that share, or the aggregate of the nominal amounts of those shares, is not less than 5% of the aggregate of the nominal amounts of all the voting shares in the company. For the purpose of this definition, "interest in shares" shall have the meaning given in section 6A of the Companies Act, 1965. A major shareholder includes any person who is or was within the preceding 12 months of the date on which the terms of the transaction were agreed upon, a major shareholder of the listed issuer or any other company which is its subsidiary or holding company or a subsidiary of its holding company.

- person connected
  - in relation to a director or a major shareholder, means such person who falls under any one of the following categories:

(a) a member of the director's or major shareholder's family, which family shall have the meaning given in section 122A of the Companies Act, 1965;

(b) a trustee of a trust (other than a trustee for an employee share scheme or pension scheme) under which the director, major shareholder or a member of the director's or major shareholder's family is the sole beneficiary;

(c) a partner of the director, major shareholder or a partner of a person connected with that director or major shareholder;

(d) a person who is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(e) a person in accordance with whose directions, instructions or wishes the director or major shareholder is accustomed or is under an obligation, whether formal or informal, to act;

(f) a body corporate or its directors which/who is/are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the director or major shareholder;

(g) a body corporate or its directors whose directions, instructions or wishes the director or major shareholder is accustomed or under an obligation, whether formal or informal, to act;

(h) a body corporate in which the director, major shareholder and/or persons connected with him are entitled to exercise, or control the exercise of, not less than 15% of the votes attached to voting shares in the body corporate; or

(i) a body corporate which is a related corporation.

- related party
  - means a director, major shareholder or person connected with such director or major shareholder.

- related party transaction
  - means a transaction entered into by the listed issuer or its subsidiaries which involves the interest, direct or indirect, of a related party.

3. PROPOSED SHAREHOLDERS' MANDATE FOR RECURRENT TRANSACTIONS

3.1 Background

LLB is principally involved in property development. The LLB Group engages in a range of activities, principally those relating to the following sectors:

(a) Steel - manufacture and marketing of steel bars, wire rods, hot briquetted iron, industrial gases and other steel related products.

(b) Property - property development, building construction and property management.

(c) Others - provision of educational services, manufacture and marketing of pharmaceutical products, automobiles and plastic components.

Due to the diversity and size of the LLB Group, it is anticipated that the LLB Group would, in the ordinary course of business, enter into transactions with classes of related party set out in paragraph 3.2 below. It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include the transactions described in paragraph 3.3 below.

In view of the time sensitive and frequent nature of such related party transactions, the Directors are seeking shareholders' mandate which allow the LLB Group, in their normal course of business, to enter into categories of related party transactions referred to in paragraph 3.3 below with certain classes of related party set out in paragraph 3.2 below provided such transactions are made on an arm's length basis and on normal commercial terms of the LLB Group which are on terms not more favourable to the related party than those generally available to the public and are not to the detriment of the minority shareholders.

The details of the Recurrent Transactions pursuant to Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE to be dealt with at the EGM are set out in paragraph 3.3 below.

3.2 Classes of Related Party

The Proposed Shareholders' Mandate will *inter alia* apply to the following classes of related parties who are persons connected with the parties set out in the note below:

Related Party	Note
Amsteel Group	i and iii
AMB Group	i and iii
LCB Group	i and iii
Posim Group	i and iii
CPMB Group	i and iii
ACB Group	i and iii
Lion Holdings Sdn Bhd Group	i and iii(a)
Lion Development (Penang) Sdn Bhd Group	i
Amble Bond Sdn Bhd Group	i
Ributasi Holdings Sdn Bhd Group	i
Lion Teck Chiang Limited Group	i, iii(a), iii(d), iii(e) and iii(f)
Lion Holdings (Pte) Ltd Group	i
EmasOnline Dot Com Sdn Bhd	i
CS Tang & Co	ii
LTAT Group	iii(d)
Peringkat Prestasi (M) Sdn Bhd Group	iii(b) and iii(c)
Messer Griesheim GmbH Group	iv

Note:

(i) Datuk Cheng Yong Kim (the Managing Director and major shareholder of LLB) and Tan Sri Cheng Heng Jem (a major shareholder of LLB) who each has a direct interest and/or indirect interest held via corporations in which Datuk Cheng Yong Kim and Tan Sri Cheng Heng Jem each has more than 15% shareholding in all companies with note (i) above.

(ii) M Chareon Sae Tang (a director of Amsteel), who is the sole proprietor of CS Tang & Co, a law firm.

(iii) The persons/companies listed below (major shareholders of LLB) which have a direct and/or indirect interest held via corporations in which they each have more than 15% shareholding in all companies with note (iii) above:

- (a) Lion Holdings Sdn Bhd
- (b) Mirzan bin Mahathir
- (c) Peringkat Prestasi (M) Sdn Bhd
- (d) LTAT
- (e) Amsteel
- (f) LCB

(iv) Messer Griesheim GmbH which is a major shareholder of Secomex Manufacturing (M) Sdn Bhd (holding 49% direct shareholding), a subsidiary of LLB.

The direct and indirect interests of interested directors ("Interested Directors") and/or major shareholders ("Interested Major Shareholders") in LLB as at 15 November 2001 are as follows:

	Direct		Indirect		
	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%	No. of options[1]
Interested Directors Datuk Cheng Yong Kim	591,586	0.10	329,255,407 [a]	55.49	175,000
Dato' Kamaruddin @ Abas bin Nordin [2]	2,000	**	-	-	79,000
Heah Sieu Lay [3]	-	-	-	-	-
Cheng Yong Liang [4]	63,840	0.01	-	-	-
Interested Major Shareholders Tan Sri Cheng Heng Jem	1,680	**	342,179,285 [b]	57.67	-
Datuk Cheng Yong Kim	591,586	0.10	329,255,407 [a]	55.49	175,000
Lion Holdings Sdn Bhd	12,482,614	2.10	308,078,411 [c]	51.92	-
Mirzan bin Mahathir	-	-	299,529,946 [d]	50.48	-
Peringkat Prestasi (M) Sdn Bhd	-	-	299,529,946 [d]	50.48	-
LTAT	17,360,993	2.93	299,983,946 [e]	50.56	-
Amsteel	1,002,783	0.17	298,527,163 [f]	50.31	-
LCB	756	**	299,529,190 [g]	50.48	-

** Negligible

Note:

(1) Options granted pursuant to the LLB's Executive Share Option Scheme.

(2) Executive Director of Lion Courts Sdn Bhd, a wholly-owned subsidiary company of the Company.

(3) Employee of AMB, a company in which Tan Sri Cheng Heng Jem has a substantial shareholding.

(4) Brother of Datuk Cheng Yong Kim and nephew of Tan Sri Cheng Heng Jem.

(a) Held through Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Lion Management Sdn Bhd, Lion Development (Penang) Sdn Bhd, Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB, Sin Seng Investment Pte Ltd and Konming Investments Limited.

(b) Held through Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, Lancaster Trading Company Limited, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, William Cheng Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Lion Holdings (Pte) Ltd, Lion Management Sdn Bhd, Lion Development (Penang) Sdn Bhd, Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Trillionvest Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB, Ceemax Electronics Sdn Bhd and Konming Investments Limited.

(c) Held through Amanvest (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Jelajah Jaya Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(d) Held through Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(e) Held through Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB, Affin-ACF Finance Berhad and Konming Investments Limited.

(f) Held through Umatrac Enterprises Sdn Bhd, AMB, LCB and Konming Investments Limited.

(g) Held through Umatrac Enterprises Sdn Bhd, AMB, Amsteel and Konming Investments Limited.

The direct and indirect interests of persons connected with the Interested Directors and/or Interested Major Shareholders in LLB ("Persons Connected") as at 15 November 2001 are as follows:

	Direct		Indirect	
	No. of shares of RM1.00 each	%	No. of shares of RM1.00 each	%
Persons Connected				
Lion Realty Pte Ltd	-	-	329,148,223 (a)	55.47
Lancaster Trading Company Limited	11,518,084	1.94	320,561,025 (b)	54.02
Utara Enterprise Sdn Bhd	-	-	320,561,025 (b)	54.02
William Cheng Sdn Bhd	7,466	**	320,561,025 (b)	54.02
Happyvest (M) Sdn Bhd	-	-	307,998,020 (c)	51.91
Amanvest (M) Sdn Bhd	8,297,194	1.40	299,529,946 (d)	50.48
Umatrac Enterprises Sdn Bhd	296,797,060	50.02	2,732,886 (e)	0.46
Timuriang Sdn Bhd	-	-	299,529,946 (d)	50.48
Horizon Towers Sdn Bhd	308,198	0.05	-	-
Tirta Enterprise Sdn Bhd	170,880	0.03	-	-
Araniaga Holdings Sdn Bhd	271	**	-	-
Teck Bee Mining (M) Sdn Bhd	420	**	-	-
Lion Management Sdn Bhd	7,611,000	1.28	-	-
Lion Development (Penang) Sdn Bhd	667,700	0.11	-	-
Jelajah Jaya Sdn Bhd	79,700	0.01	-	-
Bayview Properties Sdn Bhd	300	**	-	-
Sin Seng Investment Pte Ltd	107,184	0.02	-	-
Trillionvest Sdn Bhd	1,500,000	0.25	-	-
AMB	141,347	0.02	-	-
Affin-ACF Finance Berhad	454,000	0.08	-	-
Ceemax Electronics Sdn Bhd	4,000	**	-	-
Konming Investments Limited	1,588,000	0.27	-	-

** Negligible

Note:

(a) Held through Amanvest (M) Sdn Bhd, Horizon Towers Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Lion Management Sdn Bhd, Lion Development (Penang) Sdn Bhd, Jelajah Jaya Sdn Bhd, Bayview Properties Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(b) Held through Amanvest (M) Sdn Bhd, Lion Holdings Sdn Bhd, Tirta Enterprise Sdn Bhd, Araniaga Holdings Sdn Bhd, Teck Bee Mining (M) Sdn Bhd, Jelajah Jaya Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(c) Held through Amanvest (M) Sdn Bhd, Tirta Enterprise Sdn Bhd, Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(d) Held through Umatrac Enterprises Sdn Bhd, AMB, Amsteel, LCB and Konming Investments Limited.

(e) Held through AMB, Amsteel, LCB and Konming Investments Limited.

3.3 Nature of Recurrent Transactions

The Recurrent Transactions which will be covered by the Proposed Shareholders' Mandate and the benefits to be derived from them are transactions by the LLB Group relating to the provision of, or obtaining from, the Related Party, products and services in the normal course of business of the LLB Group comprising the following transactions:

Nature of Recurrent Transactions	Estimated Value* RM	Related Party
(a) Steel related		
(i) The sale of steel bars, wire rods, hot briquetted iron, billets, gases and other related products	170,000,000	LCB Group, Posim Group, Lion Teck Chiang Limited Group and Messer Griesheim GmbH Group
(ii) The purchase of scrap iron, gases and other related products	30,000,000	LCB Group, Amsteel Group, Lion Holdings (Pte) Ltd Group and Messer Griesheim GmbH Group
(iii) The sale of steel products and other related services including the steel fabrication for civil engineering works	<100,000	Posim Group and ACB Group
(iv) The purchase of machinery, spare parts, tools and dies and other related products and services	2,000,000	Amsteel Group

Nature of Recurrent Transactions	Estimated Value* RM	Related Party
(v) The provision of storage, leasing and rental of properties	2,000,000	Amsteel Group, Posim Group and ACB Group
(vi) The provision of marketing, distribution and transportation services	5,000,000	Amsteel Group and Peringkat Prestasi (M) Sdn Bhd Group
(b) Property-based (i) The purchase of building materials	<100,000	Posim Group
(ii) The provision of storage, leasing and rental of properties	15,000,000	Amsteel Group, AMB Group, Amble Bond Sdn Bhd Group, Ributasi Holdings Sdn Bhd Group, Lion Teck Chiang Limited Group and Lion Holding Sdn Bhd Group
(iii) The award of contracts, nomination of sub-contractors and consultants for property projects	20,000,000	Amsteel Group, AMB Group, LCB Group, Posim Group, CPMB Group, ACB Group, Lion Holdings Sdn Bhd Group, Lion Development (Penang) Sdn Bhd Group and Lion Teck Chiang Limited Group
(iv) The provision of building maintenance, project management, security, sales and marketing and other related services	500,000	Amsteel Group, AMB Group, CPMB Group, Amble Bond Sdn Bhd Group, Ributasi Holdings Sdn Bhd Group and Lion Teck Chiang Limited Group

Nature of Recurrent Transactions	Estimated Value* RM	Related Party
(c) Others		
(i) The provision of management and support, training and education, healthcare and other related services	200,000	Amsteel Group, AMB Group, EmasOnline Dot Com Sdn Bhd and CS Tang & Co
(ii) The obtaining of insurance and the underwriting of risks	3,000,000	LTAT Group
(iii) The provision of security services and security communication equipment	200,000	Amsteel Group
(iv) The purchase of motor vehicles, component parts and other related products and services	1,000,000	Amsteel Group, AMB Group and Posim Group
(v) The purchase of office equipment, furniture and other industrial and consumer products	<100,000	Amsteel Group, LCB Group, CPMB Group, Amble Bond Sdn Bhd Group and Ributasi Holdings Sdn Bhd Group

The value of these Recurrent Transactions may be subject to changes in the next financial year. These Recurrent Transactions will be subject to the review procedures as set out in paragraph 3.4 below.

* Estimated value for the period from 1 December 2001 until the date of the next Annual General Meeting or revoked or varied by resolution passed by the shareholders in general meeting, whichever is the earlier, in accordance with paragraph 4 of this Circular. The estimated value of the transactions are based on value transacted during the financial year ended 30 June 2001.

3.4 Review Procedures for Recurrent Transactions

The LLB Group has established various methods and procedures to ensure that Recurrent Transactions are undertaken on an arm's length basis and on normal commercial terms, which are consistent with the LLB Group's usual business practices and policies and are on terms not more favourable to the Related Party than those extended to third parties/public and are not to the detriment of the minority shareholders:

(a) A list of Related Parties will be circulated within the LLB Group and at the same time, the Related Party will be notified that all Recurrent Transactions are required to be undertaken on an arm's length basis and on normal commercial terms which are not more favourable to the Related Party than those generally available to the public and are not to the detriment of the minority shareholders.

(b) Recurrent Transactions will be reviewed and authorised by the following parties:

Nature of Recurrent Transactions	Equal to or exceeding (per purchase contract or purchase order) RM	But less than (per purchase contract or purchase order) RM	Authority Levels
Steel related		<10,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	10,000,000	<30,000,000	General Manager + Managing Director/Executive Director/Director
	30,000,000 and above		Audit Committee
Property-based and others		<1,000,000	Accountant/Chief Accountant/Financial Controller + General Manager
	1,000,000	<5,000,000	General Manager + Managing Director/Executive Director/Director
	5,000,000 and above		Audit Committee

If a member of the Audit Committee has an interest, as the case may be, he will abstain from any decision making by the Audit Committee in respect of the said transaction.

(c) Records will be maintained by the Company to capture all Recurrent Transactions which are entered into pursuant to the Proposed Shareholders' Mandate.

(d) The annual internal audit plan shall incorporate a review of Recurrent Transactions which will be entered into pursuant to the Proposed Shareholders' Mandate to ensure that relevant approvals have been obtained and review procedures in respect of such transactions are adhered to.

(e) The Audit Committee shall review the internal audit reports to ascertain that the guidelines and procedures established to monitor Recurrent Transactions have been complied with.

(f) The Board and the Audit Committee shall have overall responsibility for the determination of the review procedures with authority to sub-delegate to individuals or committees within the Company as they deem appropriate. Such review methods and procedures may be modified, supplemented or replaced from time to time by the Audit Committee.

(g) The transaction prices, terms and conditions are determined as follows:

i) by prevailing market force, under similar commercial terms for transactions with third parties which depend on the demand and supply of the products/services and subject to the availability of the products/services in the market.

ii) the transaction prices are conducted at arm's length and is on normal commercial terms not more favourable to the related party than those generally available to the public. Due consideration shall be given to price, payment, quality, delivery and service in order to maximise benefits for any purchase under the transaction.

iii) is on competitive commercial terms, the Group shall identify various sources of supply to secure at least 3 quotations which shall be documented in the "Price Comparison Summary cum Approval Form."

iv) the Purchasing Department shall evaluate and shortlist vendors prior to price negotiations, based on the following criteria:

a. price competitiveness
b. quality
c. experience
d. delivery/service
e. credit term
f. technical capability
g. financial strength

v) after price negotiation, the Purchasing Department shall recommend the selection of potential/successful supplier for approval by appropriate authority.

vi) where appropriate, a valuation or appraisal of the market value of a transaction is conducted by an independent expert and additional quotations are obtained from third parties for the purpose of performing an independent and balanced assessment, evaluation and comparison of the price, terms and conditions prior to making a decision to enter into transaction.

vii) the Group companies shall evaluate vendors' performance via feedback from user departments with regard to delivery performance, quality of material and after sales services.

3.5 Rationale for the Proposed Shareholders' Mandate and Benefit to the LLB Group and its Shareholders

The steel related and property businesses are the principal businesses of the LLB Group. The classes of Related Parties listed in paragraph 3.2 are also involved substantially, if not principally, in one or both of these businesses. It is therefore in the interests of the LLB Group to transact with such Related Parties (in addition to their transactions with third parties in the ordinary course of business) so that the LLB Group can enjoy synergistic benefits. In addition, the LLB Group is able to provide management and support services to the Related Parties at competitive prices. Given the complementary nature of the activities of the members of the LLB Group and the activities of the Related Parties, as well as the fact that such activities are in the ordinary course of business of both the LLB Group and the Related Parties, it is anticipated that the Recurrent Transactions would occur on a frequent and recurrent basis.

The obtaining of the Proposed Shareholders' Mandate and the renewal of the Proposed Shareholders' Mandate on an annual basis would therefore eliminate the need to make announcements to the KLSE or to convene separate general meetings or from time to time to seek shareholders' approval as and when potential Recurrent Transactions with the specified class of Related Parties arise, thereby reducing substantially the administrative time and expenses in convening such meetings, without compromising the corporate objectives and adversely affecting the business opportunities available to the LLB Group.

In relation to LLB Group's property-based activities, the time allotted to prepare a tender may not be sufficient to prepare the documents and hold a general meeting to obtain shareholders' approval. Further, if separate shareholders' approval were to be obtained in respect of each and every tender, the detailed information required by the Listing Requirements of the KLSE to be disclosed in a circular to shareholders could be of great value to LLB Group's competitors and a disadvantage to the LLB Group.

The Proposed Shareholders' Mandate is intended to facilitate transactions in the normal course of business of the LLB Group which are transacted from time to time with the specified classes of Related Parties, provided that they are carried out on an arm's length basis and on normal commercial terms and on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders.

3.6 Audit Committee Statement

The Audit Committee of the Company has seen and reviewed the procedures mentioned in paragraph 3.4 above and are of the view that the said procedures are sufficient to ensure that the Recurrent Transactions are not more favourable to the Related Parties than those generally available to the public and are not to the detriment of the minority shareholders.

4. RATIFICATION OF RECURRENT TRANSACTIONS

Commencing from 1 June 2001, being the effective date of Part E, paragraph 10.09 of Chapter 10 of the Listing Requirements of the KLSE, the Amsteel Mills Sdn Bhd Group has entered into Recurrent Transactions with the AMB Group and LCB Group being Related Parties, in its ordinary course of business in the sale of steel bars, wire rods, hot briquetted iron, billets and other steel related products amounting to RM315 million and purchase of scrap iron and other steel related products amounting to RM55 million respectively as at 30 November 2001 for which the Company is seeking shareholders' ratification on such transactions by way of the Ordinary Resolution to be passed at the EGM.

5. COMPLIANCE WITH PROVISIONS OF PRACTICE NOTE NO. 12/2001

5.1 Annual Renewal

The Shareholders' Mandate sought is subject to annual renewal. In this respect, any authority conferred to by the Shareholders' Mandate shall only continue to be in force until:

(a) the conclusion of the Annual General Meeting of the Company following the EGM at which the Shareholders' Mandate is passed, at which time it will lapse, unless by a resolution passed at the meeting, the authority is renewed;

(b) the expiration of the period within which the next Annual General Meeting after the date it is required to be held pursuant to section 143(1) of the Companies Act, 1965 (but shall not extend to such extension as may be allowed pursuant to section 143(2) of the Companies Act, 1965); or

(c) revoked or varied by resolution passed by the shareholders in general meetings;

whichever is the earlier date.

5.2 Annual Report

In making the disclosure of the aggregate value of the Recurrent Transactions conducted pursuant to the Shareholders' Mandate in a listed issuer's annual report, a listed issuer must provide a breakdown of the aggregate value of the Recurrent Transactions made during the financial year, amongst others, based on the following information:

(a) type of the Recurrent Transactions made; and

(b) the names of the related parties involved in each type of the Recurrent Transactions made and their relationship with the listed issuer.

6. EXTRAORDINARY GENERAL MEETING

The EGM, as convened by the notice attached to this Circular, will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm. The purpose of the EGM is for shareholders to consider and, if thought fit, pass the Ordinary Resolutions set out in the Notice of EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the Form of Proxy attached to this Circular in accordance with the instructions printed thereon as soon as possible and in any event so as to reach the Registered Office of the Company not less than forty-eight (48) hours before the time appointed for holding the EGM. The completion and lodgment of the Form of Proxy does not preclude you from attending and voting in person at the EGM should you subsequently wish to do so.

8. DIRECTORS' RECOMMENDATION

The Directors are of the opinion that the entry into the Recurrent Transactions between the LLB Group and those Related Parties described in paragraph 3.2 above in the ordinary course of its business will be entered into to enhance the efficiency and are in the best interests of the LLB Group. For the reasons stated in paragraph 3.5 above, the Directors (with the exception of the Interested Directors) recommend that shareholders vote in favour of the Ordinary Resolutions in respect of the Shareholders' Mandate to be proposed at the EGM.

9. ABSTENTION FROM VOTING

Datuk Cheng Yong Kim, Dato' Kamaruddin @ Abas bin Nordin, Cheng Yong Liang and Heah Sieu Lay ("Interested Directors") are interested in the Recurrent Transactions with the respective Related Parties to the extent as set out in paragraph 3.2 above and have abstained from board deliberation and voting on the respective Recurrent Transactions in relation to the Proposed Shareholders' Mandate at the board meeting. The Interested Directors and the Interested Major Shareholders (as set out in paragraph 3.2 above) who have interest, direct or indirect in the Recurrent Transactions will abstain from voting in respect of their direct and/or indirect shareholdings on the resolutions relating to the Proposed Shareholders' Mandate. The Interested Directors and the Interested Major Shareholders as set out in paragraph 3.2 above shall ensure that the Persons Connected with them (as set out in paragraph 3.2 above) will abstain from voting on the resolutions in respect of their direct and indirect interests, relating to the Proposed Shareholders' Mandate at the EGM.

Save as disclosed above, none of the other Directors and major shareholders or persons connected to them have any direct or indirect interest in the Proposed Shareholders' Mandate.

10. FURTHER INFORMATION

Shareholders are requested to refer to the attached Appendix I contained in this Circular for further information.

Yours faithfully
For and on behalf of the Directors
LION LAND BERHAD

TAN SRI DATO' MUSA BIN HITAM
Chairman

1. DIRECTORS' RESPONSIBILITY STATEMENT

This Circular has been seen and approved by the Board of Directors of LLB who collectively and individually accept full responsibility for the accuracy of the information given herein and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement in this Circular misleading.

2. MATERIAL CONTRACTS

Save as disclosed below, neither LLB nor its subsidiary companies has entered into any contracts which are material within the two (2) years preceding the date of this Circular, other than contracts entered into in the ordinary course of business.

(i) Equity Transfer Agreement dated 24 March 2000 between LLB Suria Sdn Bhd, a wholly-owned subsidiary of LLB and Tianjin Automotive Industry (Group) Co Ltd for the disposal of 25% equity interest in Tianjin Huali Motor Co Ltd for a cash consideration of Rmb65 million (equivalent to approximately RM29.83 million).

(ii) Supplemental Sale and Purchase Agreement dated 24 April 2000 between Lion Biotech Pte Ltd ("Lion Biotech"), a 51% owned subsidiary of LLB and Hubei Zenith Group Co Ltd ("Hubei Zenith Group") varying the Sale and Purchase Agreement dated 14 November 1998 in that the percentage of equity interest of Hubei Zenith Heilen Pharmaceutical Co Ltd to be disposed of by Lion Biotech to Hubei Zenith Group is revised from 55% to 30% for a total cash consideration of Rmb61.30 million (equivalent to approximately RM28.12 million).

(iii) Conditional Share Sale Agreement dated 5 July 2000 between LLB of the one part and Ayer Keroh Resort Sdn Bhd ("AKR"), Ambang Jaya Sdn Bhd, Amsteel, Umatrac Enterprises Sdn Bhd and Parkson Corporation Sdn Bhd (Collectively to be known as "Vendors A") of the other part for the disposal by Vendors A of 207,209,445 ordinary shares of RM0.50 each representing 59.47% equity interest in CPMB to LLB for a consideration of RM281,193,000 to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

(iv) Conditional Share Sale Agreement dated 5 July 2000 between LLB and Avenel Sdn Bhd ("Avenel") for the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each representing 83.77% equity interest in Posim to LLB for a consideration of RM719,492,953 to be satisfied by way of netting off against against the inter-company balances between the LLB Group and the Amsteel Group.

(v) Conditional Share Sale Agreement dated 5 July 2000 between LLB and Amsteel, wherein in consideration of Amsteel paying RM1.00 to LLB, Amsteel acquires 25,000,000 ordinary shares of RM1.00 each representing 25% equity interest in the capital of Avenel and LLB shall pay Amsteel a sum of RM23,090,000 (which represents approximately 25% share of Avenel's net liabilities of RM92,380,000 based on the unaudited net tangible assets of Avenel as at 31 December 1999 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of Sabah Forest Industries Sdn Bhd ("SFI"),

Posim's principal asset) to be satisfied by way of netting off against the inter-company balances between the LLB Group and the Amsteel Group.

(vi) Sale and Purchase Agreement dated 9 August 2000 between LLB, Narajaya Sdn Bhd, Likom Electronic Pte Ltd ("LEPL") and Likom Caseworks Sdn Bhd ("LCW") for the disposal of a piece of industrial land held under H.S.(D) 34924, P.T. No. 3852, Mukim Cheng, Daerah Melaka Tengah, Melaka measuring approximately 37.513 hectares together with buildings erected thereon known as "Melaka Technology Park" to LCW for a sale consideration of RM93.15 million to be satisfied via the issuance of new shares of SGD1.00 each in LEPL.

(vii) First Supplemental Agreement dated 19 October 2000 between LLB of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Vendors A of 209,209,445 ordinary shares of RM0.50 each in CPMB to LLB.

(viii) First Supplemental Agreement dated 19 October 2000 between LLB and Avenel amending certain term in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the disposal by Avenel of 170,097,271 ordinary shares of RM1.00 each in Posim to LLB.

(ix) First Supplemental Agreement dated 19 October 2000 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 entered between the parties in respect of the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel from LLB.

(x) Conditional Share Sale Agreement dated 19 October 2000 between LLB and Akurjaya Sdn Bhd ("Akurjaya") for the disposal of 3,418,260 ordinary shares of RM1.00 each representing 100% equity interest in Lion Plaza Sdn Bhd ("Lion Plaza") for a total consideration of RM33,350,000 to be settled by way of netting off against the consideration payable by the LLB Group to the Amsteel Group pursuant to the proposed acquisitions of assets by the LLB Group from the Amsteel Group under the Conditional Share Sale Agreements executed on 5 July 2000.

(xi) Second Supplemental Agreement dated 12 December 2000 between LLB of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered into between the parties in respect of the disposal by Vendors A of 209,209,445 ordinary shares of RM0.50 each in CPMB to LLB.

(xii) Conditional Agreement dated 13 December 2000 between LLB, Likom Computer System Sdn. Bhd. ("LCS") and LEPL, whereby the parties thereto agreed to the variation of the mode of redemption by LCS of 43,613,000 5-years cumulative preference shares of RM0.01 each in LCS ("RPS") from LLB such that the RPS shall be fully redeemed and satisfied by the issuance of new ordinary shares of SGD1.00 each in LEPL to LLB.

(xiii) Conditional Sale and Purchase Agreement dated 14 December 2000 entered into between LLB and Amsteel Equity Realty (M) Sdn Bhd ("AERMSB") in which AERMSB acquires from LLB the portion commonly known as the East Wing of Wisma Amsteel Securities constructed on part of the land held under qualified sub-divided title No. H.S (D) 64502 No. PT 32625 Mukim Kapar, Daerah Klang Negeri Selangor measuring approximately 3,966 square metres for a cash consideration of RM14.88 million.

(xiv) Conditional Exchange of Assets Agreement ("CEAA") dated 13 February 2001 between Amsteel Mills Sdn Bhd ("Amsteel Mills"), Johor Corporation ("JCorp"), Amsteel and AKR in which:

(a) JCorp shall sell and transfer 218,010,000 ordinary shares of RM1.00 in Antara Steel Mills Sdn Bhd ("Antara") to Amsteel Mills for a consideration of RM108,230,000.00; and

(b) in satisfying the aforesaid consideration payable to JCorp, Amsteel Mills shall procure (a) Amsteel to transfer to JCorp 500,000 ordinary shares of RM1.00 in Lion Gateway Parade Sdn. Bhd. ("LGP") and assign to JCorp all sums owing by LGP to Amsteel; and (b) AKR to transfer to JCorp 7,500,000 ordinary shares of RM1.00 each in Excellent Strategy Sdn Bhd.

(xv) Lease Agreement dated 13 February 2001 between Antara and Amsteel Mills pursuant to which Amsteel Mills has the full rights and liberty to operate Antara's steel plant located in Pasir Gudang, Johor for a period of 10 years in the event the CEAA dated 13 February 2001 is terminated for any reason whatsoever.

(xvi) Supplemental Conditional Agreement dated 10 July 2001 made between LLB, LCS and LEPL, supplemental to the agreement dated 13 December 2000, whereby the parties thereto had agreed to an extension of time for redemption of the 43,613,000 5-year cumulative preference shares of RM0.01 each in LCS ("RPS") held by LLB from 29 June 2001 until the earlier of the following dates ("Maturity Date"):

(a) within 21 days from the date the new ordinary shares of SGD1.00 each in LEPL are listed and quoted on the Singapore Exchange Securities Trading Limited; and

(b) on 28 December 2002.

(xvii) Supplemental Guarantee dated 10 July 2001 made between LLB and Tan Sri Cheng Heng Jem, supplemental to the Guarantee Agreement dated 2 August 1996 made between LLB and Tan Sri Cheng Heng Jem, whereby the parties thereto had agreed that Tan Sri Cheng Heng Jem shall guarantee the payment on the Maturity Date a sum of RM43,613,000.00 ("Redemption Sum") and a sum calculated on the Redemption Sum: (a) at the rate of 1.75% per annum above the base lending rate of Malayan Banking Berhad prevailing as at the date of redemption of the RPS ("Prescribed Rate") from 29 June 2001 until the Maturity Date less the aggregate of cumulative dividend declared and paid by LCS from 29 June 2001 until the Maturity Date; and (b) at the rate of 1% above the Prescribed Rate calculated from the expiry of the Maturity Date until the date of full payment of the Redemption Sum if LCS shall default in the payment of the Redemption Sum on the Maturity Date.

(xviii) Second Supplemental Agreement dated 8 October 2001 between LLB and Amsteel Mills of the one part and Avenel of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between LLB and Avenel, to include the inclusion of Amsteel Mills as a co-purchaser and the disposal by Avenel of a revised 170,097,271 ordinary shares of RM1.00 each representing 83.70% equity interest in Posim for a revised consideration of RM533,718,760 to be satisfied by netting off inter-company balances owing by the Amsteel Group to the LLB and Amsteel Mills.

(xix) Second Supplemental Agreement dated 8 October 2001 between LLB and Amsteel amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000) entered between the parties, to include the acquisition by Amsteel of 25,000,000 ordinary shares of RM1.00 each in Avenel for a revised consideration of RM81,617,610 which represents LLB's 25% share of Avenel's estimate adjusted net liabilities as at 31 December 2001 of RM326,470,438 after restating Avenel's cost of investment in Posim based on a discounted cash flow valuation of the future cash flows of SFI, Posim's principal asset and net value of Posim's residual assets (after taking into account the relevant principal to be waived by Posim for the amount owing by the Amsteel Group to Posim), to be satisfied by netting off the existing inter-company indebtedness owing by the Amsteel Group to the LLB Group.

(xx) Third Supplemental Agreement dated 8 October 2001 between LLB and Amsteel Mills of the one part and Vendors A of the other part amending certain terms in the Conditional Share Sale Agreement dated 5 July 2000 (as amended by the First Supplemental Agreement dated 19 October 2000 and the Second Supplemental Agreement dated 12 December 2000) entered between the parties, to include Amsteel Mills as a co-purchaser and the disposal by Vendors A and the acquisition by LLB and Amsteel Mills of 207,209,445 ordinary shares of RM0.50 each in CPMB for a revised consideration of RM201,501,369 to be satisfied by netting off the existing balances owing by other company(ies) within the Lion Group to the LLB Scheme Companies or owing by the LLB Scheme Companies to other company(ies) within the Lion Group, which are proposed to be addressed under the proposed corporate restructuring exercise, proposed divestment programme and proposed debt restructuring exercise for the LLB Group.

(xxi) First Supplemental Agreement dated 8 October 2001 between LLB and Akurjaya amending certain terms in the Conditional Share Sale Agreement dated 19 October 2000 entered between the parties, to include the disposal by LLB to Akurjaya of 100% equity interest in Lion Plaza, for a revised consideration of RM35,661,000 to be satisfied by an issue of RM35,661,000 Amsteel Bonds.

(xxii) Conditional Share Sale Agreement dated 8 October 2001 between LLB and Amsteel Mills for the disposal by Amsteel Mills to LLB of RM33,900,000 in value of ordinary shares of RM0.50 in CPMB for a total consideration of RM33,900,000 to be satisfied by an issue of RM33,900,000 LLB Bonds.

3. MATERIAL LITIGATION

Save as disclosed below, neither LLB nor any of its subsidiary companies is engaged in any material litigation, claims or arbitration (other than litigation, claims or arbitration arising from the ordinary course of business), either as plaintiff or defendant, which has a material effect on the financial position of LLB or its subsidiaries and the Board of Directors of LLB has no knowledge of any proceedings pending or threatened against LLB or its subsidiary companies or of any facts likely to give rise to any proceedings which may materially and adversely affect the financial position of LLB or its subsidiary companies as at the date of this Circular.

In the Kuala Lumpur High Court Summons No. D5-22-1719-1999 filed on 18 June 1999, Affin Merchant Bank Berhad (formerly known as Perwira Affin Merchant Bank Berhad) ("Affin") has sued LLB for recovery of the sum of RM31,975,996.50 being the amount outstanding under the Revolving Credit Facility of RM30 million granted by Affin to LLB vide Affin's letter of offer dated 27 August 1997. The Court has not fixed a hearing date yet.

The Directors of LLB have been advised that LLB has a defence to the claim.

4. DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection at the Registered Office of the Company during normal business hours from the date of this Circular up to and including the date of the EGM:

(a) the Memorandum and Articles of Association of the Company.

(b) the Audited Financial Statements of LLB for each of the past two (2) financial years ended 30 June 2000 and 2001 and the latest unaudited results for the quarter ended 30 September 2001.

(c) material contracts referred to in Appendix I, paragraph 2 above.

(d) material litigation referred to in Appendix I, paragraph 3 above.

LION LAND BERHAD (415 - D)

(Incorporated in Malaysia)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the Company will be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm for the purpose of considering and, if thought fit, passing the Ordinary Resolutions as set out below:

ORDINARY RESOLUTION 1

Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature

"That, subject always to the Listing Requirements of the Kuala Lumpur Stock Exchange, approval be and is hereby given to the Company and its subsidiaries to enter into the category of recurrent related party transactions of a revenue or trading nature which are necessary for its day-to-day operations and with those related parties as specified in paragraph 3.2 of the Circular dated 8 December 2001, subject further to the following:

(i) the transactions are in the ordinary course of business and are on terms not more favourable to the related parties than those generally available to the public and are not detrimental to the minority shareholders of the Company;

(ii) disclosure is made in the annual report of the breakdown of the aggregate value of transactions conducted pursuant to the shareholders' mandate during the financial year and that such approval shall, unless revoked or varied by the Company in a general meeting, continue in force until the date that the next Annual General Meeting of the Company is held, provided that such transactions are made on an arm's length basis and on normal commercial terms and are on terms not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders; and

(iii) the Directors and/or any of them be and are hereby authorised to complete and do all such acts and things (including executing such documents as may be required) to give effect to the transactions contemplated and/or authorised by this Ordinary Resolution."

ORDINARY RESOLUTION 2

Ratification of Recurrent Transactions

"That the recurrent transactions of a revenue or trading nature entered into by the Amsteel Mills Sdn Bhd Group with the AMB Group and LCB Group, being related parties in its ordinary course of business in the sale of steel bars, wire rods, hot briquetted iron, billets and other steel related products (which amounted to RM315 million) and purchase of scrap iron and other steel related products (which amounted to RM55 million) during the period from 1 June 2001 up to 30 November 2001 be and are hereby approved and ratified."

By Order of the Board

WONG PHOOI LIN
YASMIN WEILI TAN BT ABDULLAH @ TAN WEE LI
Secretaries

Kuala Lumpur
8 December 2001

Notes:

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
- *A proxy need not be a member of the Company.*
- *The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under the common seal or signed by its attorney or by an officer on behalf of the corporation.*
- *The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*

LION LAND BERHAD (415 - D)
(Incorporated in Malaysia)

FORM OF PROXY

I/We...

of...

being a member/members of LION LAND BERHAD, hereby appoint..

....

of ....

or failing whom..

of...
as my/our proxy to attend and vote for me/us and on my/our behalf at the Extraordinary General Meeting of the Company to be held at the Meeting Hall, Level 48, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur on Monday, 24 December 2001 at 12.15 pm or at any adjournment thereof.

RESOLUTION	FOR	AGAINST
Ordinary Resolution 1 - Proposed Shareholders' Mandate for Recurrent Related Party Transactions of a Revenue or Trading Nature		
Ordinary Resolution 2 - Ratification of Recurrent Transactions		

Please indicate with an "X" how you wish your vote to be cast. If no specific direction as to voting is given, the proxy will vote or abstain at his discretion.

As witness my/our hand this .... day of ...., 2001

No. of Shares .... Signed..

Representation at Meeting

- *A member entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint a proxy to attend and vote instead of him.*
- *A proxy need not be a member of the Company.*
- *The instrument appointing a proxy shall be in writing under the hand of the appointor or his attorney duly authorised in writing, or if the appointor is a corporation, either under the common seal or signed by its attorney or by an officer on behalf of the corporation.*
- *The instrument of proxy must be deposited at the Company's Registered Office, Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur not less than forty-eight (48) hours before the time appointed for holding the Meeting.*